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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 21, 2011

Registration No. 333-171719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

BOINGO WIRELESS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	95-4856877 (I.R.S. Employer Identification Number)

10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024
(310) 586-5180
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Edward Zinser
Chief Financial Officer
10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024
(310) 586-5180
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Ilan Lovinsky Elizabeth Wilson Mike Heath Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 11682 El Camino Real, Suite 100 San Diego, California 92130 (858) 436-8000	Horace Nash James Evans Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 21, 2011

                  Shares

Boingo Wireless, Inc.

Common Stock

        This is the initial public offering of our common stock. We are selling             shares of common stock and the selling stockholders identified in this prospectus are selling             shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "WIFI".

        The underwriters have the option to purchase a maximum of             additional shares to cover over-allotments, if any.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Boingo	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about on                                        , 2011.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities
Pacific Crest Securities	William Blair & Company

The date of this prospectus is                                        , 2011.

boingo

Don't just go. Boingo.

BOINGO WI-FI
KEEPS YOU CONNECTED.

Airports
Bookstores
Cafés & Restaurants
Hotels
Coffee Shops
Malls
Convention Centers
Stadiums

WITH MORE THAN **325,000 WI-FI HOTSPOTS** WORLDWIDE, **BOINGO** MAKES IT **EASY TO STAY CONNECTED** AROUND THE CORNER OR AROUND THE GLOBE.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

 Dealer Prospectus Delivery Obligation

        Until                        , 2011 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, we use the terms "Boingo," "company," "we," "us" and "our" in this prospectus to refer to Boingo Wireless, Inc. and, where appropriate, its subsidiaries.

Company Overview

        Boingo makes it simple to connect to the mobile Internet.

        We make it easy, convenient and cost effective for individuals to find and gain access to the mobile Internet through high-speed, high-bandwidth Wi-Fi networks globally. Our solution includes easy-to-use software for Wi-Fi enabled devices, such as smartphones, laptops and tablet computers, and our sophisticated back-end system infrastructure that detects and enables one-click access to our extensive global Wi-Fi network. Individuals use our solutions to access what we believe is the world's largest commercial Wi-Fi network, consisting of over 325,000 Wi-Fi locations, or hotspots, in over 100 countries at venues such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants.

        With the proliferation of smartphones, laptops, tablet computers and other mobile devices, individuals increasingly demand Internet access to facilitate their use, while on-the-go, of data-intensive applications, such as streaming media, online games, social networking and video calling. We believe this demand creates a significant market opportunity that we are uniquely positioned to capture. We have direct customer relationships with over 1.3 million users who have purchased our mobile Internet services in the past 12 months. We also provide solutions to our partners, which include telecom operators, cable companies, technology companies, enterprise software and services companies, and communications companies, allowing their millions of users to connect to the mobile Internet through Wi-Fi hotspots in our network.

        Our primary source of revenue is from individuals who purchase month-to-month subscription plans, which automatically renew, or hotspot specific, single-use access to our network. Our partners pay us usage-based network access and software licensing fees to allow their customers access to our network. We also generate revenue from telecom operators that pay us build-out fees and access fees so that their cellular customers may use our distributed antenna system, or DAS, at locations where we manage and operate the Wi-Fi network. In addition, we generate revenue from advertisers that seek to reach visitors to our landing pages with display advertising, sponsored access and other promotional programs.

        We install, manage and operate wireless network infrastructure to provide Wi-Fi services at Boingo managed and operated hotspots, where we have exclusive multi-year agreements. In 2009, these locations had more than 800 million visitors. We extend our network footprint through partnerships with over 125 network operators, such as British Telecommunications, China Telecom, KT Corp. (formerly Korea Telecom Corp.), France Telecom SA and T-Mobile USA Inc. The breadth of our network and functionality of our software provide individuals with a seamless user experience whether they access the mobile Internet through hotspots managed and operated by us or by our global partners.

        We grew revenue from $56.7 million in 2008 to $65.7 million in 2009, an increase of 16%, we grew the corresponding Adjusted EBITDA from $6.9 million to $13.5 million, an increase of 95%, and we reduced the corresponding net loss attributable to common stockholders from $11.2 million to $4.2 million. We grew revenue from $65.7 million in 2009 to $80.4 million in 2010, an increase of 22%, we grew the corresponding Adjusted EBITDA from $13.5 million to $18.2 million, an increase of 35%, and we improved the corresponding net loss attributable to common stockholders from $4.2 million to net income attributable to common stockholders of $10.7 million. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 1 to "Selected Consolidated Financial Data."

Industry Overview

        Data-intensive applications are driving the escalation of Internet data traffic. With the proliferation of smartphones, laptops, tablet computers and other Wi-Fi enabled devices, users expect access on-the-go to the same data-intensive applications that they use in the home and office, at similarly high performance levels. The adoption, growth and advancement of Wi-Fi enabled smartphones, tablet computers and application content are key catalysts for the acceleration of high-speed, high-bandwidth mobile Internet usage. The improved computing power, rich graphical user interfaces and Internet capabilities of these devices enable mobile users to make video calls or stream full-length movies, contributing to the vast expansion of the wireless consumption of data.

        To cope with the expected significant increase in mobile Internet data traffic, telecom operators are investing billions of dollars in technologies such as 3G and 4G cellular networks, but these investments are not anticipated to be sufficient to relieve the strain on networks. Verizon has reported that its Long Term Evolution, or LTE, upgrade will increase capacity four times; however, mobile data consumption is expected to increase by 27 times as projected by Cisco's Visual Networking Index.

        Cellular users face service quality issues and high cost of mobile data services. To relieve the network congestion that contributes to these problems, telecom operators offer Wi-Fi solutions to off-load data. Wi-Fi provides higher speed and higher bandwidth per user in high density locations, and is simpler and less expensive to deploy than additional cellular network capacity. Hardware manufacturers have responded to demand for Wi-Fi capability by including Wi-Fi as a standard feature on laptops and tablet computers, and increasingly, smartphones, digital cameras and handheld media devices. Wi-Fi has become the standard protocol for residential and office wireless networks and is increasingly prevalent in public venues, such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants.

        The mobile Internet is a complex and constantly evolving ecosystem, comprised of over a billion mobile Internet enabled devices, from dozens of manufacturers, powered by many different operating systems. Devices use different network technologies and must be configured with the appropriate software to detect and optimize a connection to the mobile Internet. This complexity is amplified as new device models and operating systems are released, new categories of devices become Internet enabled and new network technologies emerge.

The Boingo Solution

        We make it simple to connect to the mobile Internet. Our proprietary software, wholesale and retail billing system, extensive network and customer support services provide an easy, convenient and cost effective way for individuals to find and gain access to the mobile Internet. We are able to deliver highly reliable, high-speed mobile Internet access with minimal capital investment.

        Key elements of our solution include:

  •
  Simple connectivity.  We have developed a robust software client with an easy-to-use, intuitive interface that allows individuals to connect to any of our over 325,000 hotspots using Wi-Fi enabled devices. Our software client continuously monitors Wi-Fi network availability and notifies users when a Boingo hotspot is in range, allowing them to connect with one-click confirmation.

  •
  Global reach.  We provide our customers and partners with access to what we believe is the largest commercial Wi-Fi network in the world, with hotspots located at airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants.

  •
  Fast and reliable services.  We provide individuals with reliable, high-speed and high-bandwidth mobile Internet services, enabling users to access streaming media, play online games and use social networking sites while on-the-go at speeds faster than 4G in high density locations. A Boingo user at venues with many simultaneous users running high-bandwidth applications, such as Chicago O'Hare International Airport, could realize speeds that are up to six times faster than 4G. As a result, a Boingo user at O'Hare can stream high definition video, whereas on 4G, streaming even standard definition video could be problematic.

  •
  Scalable and adaptable.  We have designed our mobile Internet platform to enable flexible and rapid expansion of our network infrastructure and real-time configuration updates. This allows our wholesale partners to easily deploy Wi-Fi enabled devices and offer services such as streaming video and VoIP on our network, and allows their users to access new hotspots as soon as they are deployed.

  •
  Turn-key solution.  We install, manage and operate wireless network infrastructure to provide Wi-Fi services at Boingo managed and operated hotspots. As a result, venue operators can easily implement a turn-key Wi-Fi solution with no initial investment or ongoing cost.

  •
  Online marketing platform.  We provide an online marketing platform to our partners. Individuals who visit our landing page at Boingo managed and operated hotspots receive promotions from our partners or advertisers.

  •
  Flexible and affordable payment options.  We offer individuals a number of monthly plans tailored to fit their needs. Individuals are also able to purchase a variety of hotspot specific, single-use mobile Internet services.

Our Strategy

        We believe we are the leading global provider of commercial mobile Wi-Fi Internet solutions. Key elements of our strategy to extend that lead are to:

  •
  Grow the installed base of our software.  We intend to acquire new software users through the growing number of Boingo managed and operated hotspots worldwide and by partnering with leading manufacturers of smartphones, laptops, tablet computers and eReaders to make our software client available in online application marketplaces, or app stores, and preloaded on their devices.

  •
  Leverage our neutral-host business model.  Our neutral-host model enables us to partner with venue operators because we allow their customers to access the venue's network regardless of the customers' Wi-Fi provider. We also partner with telecom operators that are attracted to Boingo because we do not compete for cellular subscribers. We intend to increase the value of our network by partnering with additional venues, network operators, telecom operators and technology companies.

  •
  Invest in our software to enhance the customer experience.  We will continue to extend our platform by adding new features such as the ability to locate and connect to free and open networks, integration with leading social networking sites and support for foreign languages. We also plan to improve the monetization capabilities of our business model through location-based services, in-client advertising and e-commerce.

  •
  Expand our network.  We intend to continue to grow our global network by increasing our managed and operated presence at airports and other venues such as shopping malls, arenas,

    stadiums and quick service restaurants. We also plan to enter into new roaming agreements with other network and hotspot operators.

  •
  Grow our business internationally.  We believe that the market for Wi-Fi mobile Internet services will grow rapidly in Europe and Asia as the penetration of smartphones and other Wi-Fi enabled devices increases. We plan to leverage our recent successes with the British Airports Authority, China Telecom and KT Corp. to increase our presence throughout Europe and Asia.

  •
  Increase our brand awareness.   We will continue to seek new ways to promote the Boingo brand through Boingo managed and operated hotspots. We intend to enhance our brand through low-cost co-marketing arrangements with our partners and through periodic promotional and sponsorship activities, and by continuing to leverage the reach of social media to interact with our customers.

Risks Affecting Us

        Our business is subject to many risks that you should understand before making an investment decision. These risks are discussed more fully in "Risk Factors" following this prospectus summary. Some of these risks are:

  •
  A significant portion of our revenue is dependent on our relationships with our venue and network partners, and if these relationships are impaired or terminated, or if our partners do not perform as expected, our business and results of operations could be materially and adversely affected;

  •
  Worldwide economic conditions, and their impact on travel and consumer spending, may adversely affect our business, operating results and financial condition;

  •
  Our business depends upon demand for mobile Internet services on Wi-Fi networks, market adoption of new technologies and our ability to adapt to such changes;

  •
  Negotiations with prospective wholesale partners can be lengthy and unpredictable, which may cause our operating results to vary;

  •
  We may be unsuccessful in expanding into new venue types, which could harm the growth of our business, operating results and financial condition;

  •
  We have a limited operating history and a relatively new business in an emerging market, so an investment in our company involves more risk than an investment in a more mature company in an established industry; and

  •
  Our operating results may fluctuate unexpectedly, which makes them difficult to predict and may cause us to fail to meet the expectations of investors, adversely affecting our stock price.

Corporate History and Information

        We were incorporated in the State of Delaware in April 2001 under the name Project Mammoth, Inc. and changed our name to Boingo Wireless, Inc. in October 2001. Our principal executive offices are located at 10960 Wilshire Blvd., Suite 800, Los Angeles, California 90024 and our telephone number is (310) 586-5180. Our website address is www.boingo.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

        "Boingo Wireless", "Boingo", "Don't just go. Boingo.", our logo and other trademarks or service marks of Boingo appearing in this prospectus are the property of Boingo. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market trading symbol	"WIFI"

        The number of shares of our common stock to be outstanding following this offering is based on 143,406,934 shares of our common stock outstanding as of December 31, 2010, and excludes:

  •
  26,437,810 shares of common stock issuable upon exercise of options outstanding as of December 31, 2010 with a weighted average exercise price of $0.25 per share;

  •
  131,610 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.33 per share;

  •
  129,682 shares of common stock to be issued upon the exercise and conversion of preferred stock warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.60 per share;

  •
  1,048,462 shares of common stock reserved for future issuance under our Amended and Restated 2001 Stock Incentive Plan, which will be terminated following the completion of this offering; and

  •
  20,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering and contains provisions that will automatically increase its share reserve each year, and pursuant to which our board of directors anticipates granting an aggregate of 10,447,813 options upon completion of this offering.

        Except as otherwise indicated, this prospectus reflects and assumes the following:

  •
  the conversion of all outstanding shares of our preferred stock into 114,229,171 shares of our common stock immediately prior to the completion of this offering;

  •
  the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately upon the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase an additional                shares of our common stock to cover over-allotments, if any.

Summary Consolidated Financial Data

        The following tables present summary historical financial data for our business. You should read this information together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

        We derived the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2010, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period.

        The unaudited pro forma per share data give effect to the conversion of all currently outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For further information concerning the calculation of unaudited pro forma per share information, please refer to notes 2 and 18 of our notes to consolidated financial statements.

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$56,711	$65,715	$80,420
Costs and operating expenses:
Network access	22,979	26,430	31,961
Network operations	11,010	11,667	13,508
Development and technology	6,763	7,374	8,475
Selling and marketing	7,549	5,901	5,985
General and administrative	7,945	8,214	10,645
Amortization of intangible assets	5,972	3,848	2,491

Total costs and operating expenses	62,218	63,434	73,065

Income (loss) from operations	(5,507)	2,281	7,355
Interest and other income (expense), net	200	(154)	(137)

Income (loss) before income taxes	(5,307)	2,127	7,218
Income taxes	272	706	(9,063)

Net income (loss)	(5,579)	1,421	16,281
Net income attributable to non-controlling interests	332	394	547

Net income (loss) attributable to Boingo Wireless, Inc.	(5,911)	1,027	15,734
Accretion on convertible and redeemable stock	(5,256)	(5,259)	(5,020)

Net income (loss) attributable to common stockholders	$(11,167)	$(4,232)	$10,714

Net income (loss) per share attributable to common stockholders:
Basic	$(0.39)	$(0.15)	$0.37
Diluted	$(0.39)	$(0.15)	$0.10
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	28,478	29,007	29,172
Diluted	28,478	29,007	159,497

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share amounts)
Unaudited pro forma net income per share attributable to common stockholders:
Basic			$0.11
Diluted			$0.10
Unaudited weighted average shares used in computing pro forma net income per share attributable to common stockholders:
Basic			143,401
Diluted			159,497
Other Financial Data:
Adjusted EBITDA(1)	$6,942	$13,527	$18,224
Operating cash flows	10,922	14,522	24,160
Investing cash flows	(2,065)	(3,659)	(19,934)
Financing cash flows	(1,287)	(974)	(1,134)

	As of December 31, 2010
	Actual	Pro-Forma	Pro-Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,721	$25,721	$
Working capital	19,543	19,543
Total assets	133,035	133,035
Deferred revenue	38,978	38,978
Total liabilities	59,706	59,706
Convertible preferred stock	122,969	—
Total stockholders' equity (deficit)	(49,640)	73,329

(1)
We define Adjusted EBITDA as net income (loss) attributable to common stockholders plus accretion of convertible and redeemable stock, depreciation, amortization of intangible assets, interest and other income (expense), net, income taxes, stock-based compensation expense and non-controlling interests expense. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 1 to "Selected Consolidated Financial Data."

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. The price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

A significant portion of our revenue is dependent on our relationships with our venue and network partners, and if these relationships are impaired or terminated, or if our partners do not perform as expected, our business and results of operations could be materially and adversely affected.

        We depend on our relationships with venue partners, particularly key airport venue partners, in order to manage and operate Wi-Fi hotspots. These relationships generate a significant portion of our revenue and allow us to generate new retail customers. Our agreements with our venue partners are for defined periods and of varying durations. If our venue partners terminate or fail to renew these agreements, our ability to generate and retain retail customers would be diminished and our network of Wi-Fi hotspots would be reduced, which might result in a significant disruption of our business and adversely affect our operating results.

        We depend on our relationships with network partners to allow users to roam across Wi-Fi networks that we do not manage or operate. A significant portion of our revenue depends on maintaining these relationships with network partners. Some network partners may compete with us for retail customers and may decide to terminate our partnerships and instead develop competing retail products and services. Our network partner agreements are for defined periods and of varying durations. If our network partners terminate these agreements, or fail to renew these agreements, our ability to retain retail customers could be diminished and our network of Wi-Fi hotspots could be reduced, which could result in a significant disruption of our business and adversely affect our operating results.

Worldwide economic conditions, and their impact on travel and consumer spending, may adversely affect our business, operating results and financial condition.

        Global economic conditions have been weak for a prolonged period of time, and levels of travel and consumer spending have been particularly depressed. Our business is impacted by travel and consumer spending, because users seek to access the mobile Internet while they are on-the-go, and because spending on Internet access is often a consumer discretionary spending decision. Factors that tend to negatively impact levels of travel include high unemployment, high energy prices, low business and consumer confidence, the fear of terrorist attacks, war and other macroeconomic factors. Economic conditions that tend to negatively impact levels of discretionary consumer spending include high unemployment, high consumer debt, reductions in net worth, depressed real estate markets, increased taxation, high energy prices, high interest rates, low consumer confidence and other macroeconomic factors. If the global economic recovery is slower than expected, or if it weakens, our retail customer base, new retail customer acquisition and usage-based revenue could be materially harmed, and our results of operations would be adversely affected.

Our business depends upon demand for mobile Internet services on Wi-Fi networks, market adoption of new technologies and our ability to adapt to such changes.

        Our future success depends upon growing demand for mobile Internet services, which is inherently uncertain. The demand for mobile Internet services may decrease or may grow more slowly than expected. Any such decrease in the demand or slowing rate of growth could have a material adverse effect on our business. The continued demand for mobile Internet services depends on the continued proliferation of smartphones, tablet computers and other Wi-Fi enabled devices and the rate of evolution of data-intensive applications on the mobile Internet. Historically, we have derived substantially all our retail revenue from laptop users who purchased month-to-month subscriptions or single-use access. We may face challenges as we seek to increase the revenue generated from the usage on smartphones, tablet computers and other mobile devices.

        Our business depends on the continued integration of Wi-Fi as a standard feature in mobile devices. If Wi-Fi ceases to be a standard feature in mobile devices, or if the rate of integration of Wi-Fi on mobile devices decreases or is slower than expected, the market for our services may be substantially diminished.

        Competing technologies pose a risk to the continued use of Wi-Fi as a mobile Internet technology. The introduction and market acceptance of emerging wireless technologies such as 4G, WiMAX and Super Wi-Fi, could cause significant disruption to our business, which may result in a loss of customers, users and revenue. If users find emerging wireless technologies to be sufficiently fast, convenient or cost effective, we may not be able to compete effectively, and our ability to attract or retain users will be impaired. Additionally, one or more of our partners may deploy emerging wireless technologies that could reduce the partner's need to work with us, and may result in significant loss of revenue and reduction of the hotspots in our network.

        We deliver value to our users by providing simple access to Wi-Fi hotspots, regardless of whether we manage and operate the hotspot, or the hotspot is operated by a partner. As a result, our business depends on our ability to anticipate and quickly adapt to changing technological standards and advances. If technological standards change and we fail to adapt accordingly, our business and revenue may be adversely affected. Furthermore, the proliferation of new mobile devices and operating platforms poses challenges for our research and development efforts. If we are unable to create simple solutions for a particular device or operating platform, we will be unable to effectively attract users of these devices or operating platforms and our business will be adversely affected.

Negotiations with prospective wholesale partners can be lengthy and unpredictable, which may cause our operating results to vary.

        Our negotiations with prospective partners to acquire Wi-Fi hotspots to operate, to acquire roaming rights on partners' networks, or for new partners to implement our solutions, can be lengthy, and in some cases can last over 12 months. Because of the lengthy negotiation cycle, the time required to reach a final agreement with a partner is unpredictable and may lead to variances in our operating results from quarter to quarter. Negotiations with prospective partners also require substantial time, effort and resources. We may ultimately fail in our negotiations, resulting in costs to our business without any associated benefits.

We may be unsuccessful in expanding into new venue types, which could harm the growth of our business, operating results and financial condition.

        We are negotiating with existing and prospective partners to expand our managed and operated Wi-Fi network footprint in venue types where we historically have had only a limited presence. Expansion into these venue types, and in particular shopping malls, stadiums and quick service restaurants, may require significantly higher initial capital expenditures than we have historically incurred. In contrast to Wi-Fi network build-outs at venues such as airports, where telecom operators typically pay the substantial expense of laying cable or fiber, we may be required to incur the initial capital expense of access points and related hardware and cabling at tens of thousands of quick serve restaurant locations and hundreds of shopping malls and stadium locations. We may not be able to execute on our strategy or there may not be returns on these investments in the near future or at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We have a limited operating history and a relatively new business in an emerging market, so an investment in our company involves more risk than an investment in a more mature company in an established industry.

        We have a limited operating history with the mobile Wi-Fi Internet solutions that we provide, which were developed in 2001. We currently attract the majority of our retail customers at Boingo managed and operated hotspots that we acquired in 2006. As a result, we have a limited operating history for you to evaluate in assessing our future prospects and it is difficult to forecast our prospects. Also, we derive nearly all of our revenue from mobile Internet services, which are new and highly dynamic businesses, which face significant challenges. You should consider our business and prospects in light of the risks, uncertainties and difficulties we will encounter as an emerging company in a new and rapidly evolving market. We may not be able to address these risks, uncertainties and difficulties successfully, which could materially harm our business and operating results.

Our operating results may fluctuate unexpectedly, which makes them difficult to predict and may cause us to fail to meet the expectations of investors, adversely affecting our stock price.

        We operate in a highly dynamic industry and our future quarterly operating results may fluctuate significantly. Our revenue and operating results may vary from quarter to quarter due to many factors, many of which are not within our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Further, it is difficult to accurately forecast our revenue, margin and operating results, and if we fail to match our expected results or the results expected by financial analysts, the trading price of our common stock may be adversely affected.

        Factors that contribute to fluctuations in our operating results from quarter-to-quarter include:

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  the rate at which individuals adopt our solutions;

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  the timing and success of new technology introductions by us or our competitors;

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  our gain or loss of a key venue partner, roaming partner or platform services partner;

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  the number of air travel passengers, particularly business travelers;

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  intellectual property disputes; and

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  general economic conditions in our domestic and foreign markets.

        Due to these and other factors, quarter-to-quarter comparisons of our historical operating results should not be relied upon as accurate indicators of our future performance.

The growth of free Wi-Fi networks may compete with our paid mobile Wi-Fi Internet solutions.

        Some venues, including coffee shops and hotels, offer free mobile Wi-Fi as an incentive or value-added benefit to their customers. Free Wi-Fi may reduce retail customer demand for our services, and put downward pressure on the prices we charge our retail customers. In addition, telecom operators may offer free mobile Wi-Fi as part of a home broadband or other service contract, which also may force down the prices we charge our retail customers. If we are unable to effectively offset this downward pressure on our prices by being a Wi-Fi service provider, or if we are unable to acquire and retain retail customers, we will have lower profit margins and our operating results and financial condition may be adversely impacted.

We may not maintain recent rates of revenue growth.

        Although our revenue has increased substantially over the last few years, we may not be able to maintain historical rates of revenue growth. We believe that our continued growth will depend, among other factors, on successfully implementing our business strategies, including our ability to:

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  attract new users, convert users of our single-use services into subscribers and keep existing subscribers actively using our services;

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  develop new sources of revenue from our users and partners;

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  react to changes in the way individuals access and use the mobile Internet;

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  expand into new markets;

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  increase the awareness of the Boingo brand;

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  retain our existing partners and attract new partners; and

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  provide our users with a superior experience, including customer support and payment experiences.

However, we cannot guarantee that we will successfully implement any of these business strategies.

System failures could harm our business.

        Although we seek to reduce the possibility of disruptions or other outages, our business may be disrupted by problems with our technology and systems, such as an access point failure at one of our managed and operated hotspots, or a backhaul disruption. We have experienced system failures from time to time, and any interruption in the ability of users to access our solution could harm our business and reputation.

        Our systems may be vulnerable to damage or interruption from telecommunications failures, computer denial-of-service attacks, power loss, computer viruses, earthquakes, floods, fires, terrorist attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems may also be damaged by break-ins, sabotage, and acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in the availability of the Boingo solution. We do not carry business interruption insurance to compensate us for all losses that may result from service interruptions caused by system failures. If we are unable to resolve service interruptions quickly, our ability to acquire and retain customers will be impaired and our operating results and business could be adversely affected.

We may be unsuccessful in expanding our international operations, which could harm the growth of our business, operating results and financial condition.

        Our ability to expand internationally involves various risks, including the need to invest significant resources in unfamiliar markets, and the possibility that there may not be returns on these investments in the near future or at all. In addition, we have incurred and expect to continue to incur expenses before we generate any material revenue in these new markets. Our expansion plans will require significant management attention and resources. We have limited experience in selling our solutions in international markets or in conforming to local cultures, standards or policies. We may not be able to compete successfully in these international markets. Our ability to expand will also be limited by the demand for mobile Internet in international markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our business and operating results to suffer.

        Any future international operations may fail to succeed due to risks inherent in foreign operations, including:

  •
  different technological solutions for mobile Internet than those used in North America;

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  varied, unfamiliar and unclear legal and regulatory restrictions;

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  unexpected changes in international regulatory requirements and tariffs;

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  legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries;

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  Foreign Corrupt Practices Act compliance and related risks;

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  difficulties in staffing and managing foreign operations;

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  currency fluctuations; and

  •
  potential adverse tax consequences.

        As a result of these obstacles, we may find it difficult or prohibitively expensive to expand internationally or we may be unsuccessful in our attempt to do so, which could harm our business, operating results and financial condition.

Our industry is competitive and if we do not compete successfully, we could lose market share, experience reduced revenue or suffer losses.

        The market for commercial mobile Wi-Fi solutions is competitive and impacted by technological change, and we expect competition with our current and potential competitors to intensify in the future. In particular, some of our competitors have taken steps or may decide to more aggressively compete against us, particularly in the market for venue build-outs of Wi-Fi and distributed antenna system, or DAS, solutions.

        Our competitors, many of whom are also our partners, include a variety of telecom operators and network operators, including T-Mobile, Cablevision, Comcast and local operators. These and other competitors have developed or may develop technologies that compete directly with our solutions. Many of our competitors are substantially larger than we are and have substantially longer operating histories. We may not be able to fund or invest in certain areas of our business to the same degree as our competitors. Many have substantially greater product development and marketing budgets and other financial and personnel resources than we do. Some also have greater name and brand recognition and a larger base of subscribers or users than we have. In addition, our competitors may provide services that we do not, such as local exchange and long distance services, voicemail, digital subscriber line and subscription television services. Users that desire these services may choose to also obtain mobile Wi-Fi Internet services from a competitor that provides these additional services rather than from us.

        Furthermore, we rely on several of our competitors as partners in roaming agreements. The roaming agreements provide that our retail customers and our wholesale partners' customers may use the Wi-Fi networks of our partners. One or more of our partners may deploy competing technologies that could reduce the partner's need to work with us under a roaming agreement. If our partners decide to terminate our roaming agreements, our network of Wi-Fi hotspots may be reduced, which may result in a significant disruption to our business.

        Competition could increase our selling and marketing expenses and related customer acquisition costs. We may not have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully. A failure to respond to established and new competitors may adversely impact our business and operating results.

The regulation of Internet communications, products and services is currently uncertain, which poses risks for our business from changes in laws, regulations, and interpretation or enforcement of existing laws or regulations.

        The current regulatory environment for Internet communications, products and services is uncertain. Many laws and regulations were adopted prior to the advent of the Internet and related technologies and often do not contemplate or address the specific issues associated with the Internet and related technologies. The scope of laws and regulations applicable to the Internet remains uncertain and is subject to statutory or interpretive change. We cannot be certain that we, our partners or our users are currently in compliance with regulatory or other legal requirements in the numerous countries in which our service is used. Our failure, or the failure of our partners, users and others with whom we transact business, or to whom we license the Boingo solution, to comply with existing or future regulatory or other legal requirements could materially adversely affect our business, financial condition and results of operations. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of existing laws or regulations to our business, and existing laws, regulations and interpretations may change in unexpected ways.

        We believe that the Boingo solution is on the forefront of mobile Internet technology, and therefore it may face greater regulatory scrutiny than other communications products and services. We cannot be certain what positions regulators may take regarding our compliance with, or lack of compliance with, current and future legal and regulatory requirements or what positions regulators may take regarding any past or future actions we have taken or may take in any jurisdiction. Regulators may determine that we are not in compliance with legal and regulatory requirements, and impose penalties, or we may need to make changes to the Boingo solution, which could be costly and difficult. Any of these events would adversely affect our operating results and business.

If we lose key personnel or are unable to attract and retain personnel on a cost effective basis, our business could be harmed.

        Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers, many of whom have numerous years of experience and specialized expertise in our business. If we are not successful in hiring and retaining highly qualified engineers, we may not be able to extend or maintain our engineering and technological expertise, and our future product and service development efforts could be adversely affected. If we lose members of our senior management, this may significantly delay or prevent the achievement of our strategic objectives and adversely affect our operating results.

        Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled managerial, operations, business development and marketing personnel. We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. However, our highly selective hiring process has made it more difficult for us to hire a sufficient number of qualified employees, and, as we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. Moreover, the cost of living in the Los Angeles area, where our corporate headquarters is located, has been an impediment to attracting new employees in the past, and we expect that this will continue to impair our ability to attract and retain employees in the future. If we fail to attract, integrate and retain the necessary personnel, we may not be able to grow effectively and our business could suffer significantly.

Our failure to properly maintain our customers' confidential information and protect our network against security breaches could harm our business and operating results.

        Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect user transaction data. Any compromises of our security could damage our reputation and brand and expose us to possible liability such as litigation claims, which would substantially harm our business and operating results. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

        Many countries, such as European Union member states as a result of the 2006 E.U. Data Retention Directive, are introducing, or have already introduced into local law some form of traffic and user data retention requirements, which are generally applicable to providers of electronic communications services. Retention periods and data types vary from country to country, and the various local data protection and other authorities may implement traffic and user retention requirements regarding certain data in different and potentially overlapping ways. Although the constitutionality of the 2006 E.U. Data Retention Directive has been questioned, we may be required to comply with data retention requirements in one or more jurisdictions, or we may be required to comply with these requirements in the future as a result of changes or modifications to the Boingo solution or changes or modifications to the technological infrastructure on which the Boingo solution is based. Failure to comply with these retention requirements may result in the imposition of costly penalties. Compliance with these retention requirements can be difficult and costly from a legal, operational and technical perspective and could harm our business and operational results.

We rely on a third-party customer support service provider for the majority of our customer support calls. If this service provider experiences operational difficulties or disruptions, our business could be adversely affected.

        We depend on a third-party customer support service provider to handle most of our routine retail customer support cases. While we maintain limited customer support operations in our Los Angeles headquarters, if our relationship with our customer support service provider terminates unexpectedly, or if our customer service provider experiences operational difficulties, we may not be able to respond to customer support calls in a timely manner and the quality of our customer service would be adversely affected. This could harm our reputation and brand image and make it difficult for us to attract and retain users. In addition, the loss of the customer support service provider would require us to identify and contract with alternative sources, which could prove time-consuming and expensive.

Material defects or errors in our software could harm our reputation, result in significant costs to us and impair our ability to sell the Boingo solution.

        The software underlying the Boingo solution is inherently complex and may contain material defects or errors, particularly when the software is first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our software, and defects or errors in our existing software may be detected in the future. Any defects or errors that cause interruptions to the availability of our services could result in:

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  a reduction in sales or delay in market acceptance of the Boingo solution;

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  sales credits or refunds to our users and wholesale partners;

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  loss of existing users and difficulty in attracting new users;

  •
  diversion of development resources;

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  harm to our reputation and brand image; and

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  increased insurance costs.

        The costs incurred in correcting any material defects or errors in our software may be substantial and could harm our operating results.

If we fail to cost effectively develop our brand, our financial condition and operating results could be harmed.

        We market our solution under the Boingo brand. We believe that developing and maintaining awareness of our brand is important to achieving widespread acceptance of the Boingo solution, and is an important element in attracting and retaining customers and partners. Additionally, we believe that developing this brand in a cost effective manner is important in meeting our expected margins. Brand promotion activities may not result in increased revenue, and any increased revenue resulting from these promotion activities may not offset the expenses we incurred in building our brand. If we fail to cost effectively build and maintain our brand, we may fail to attract or retain customers or partners, and our financial condition and results of operations could be harmed.

Risks Related to Our Intellectual Property

Claims by others that we infringe their proprietary technology could harm our business.

        In recent years there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. While we have not been specifically targeted, companies similar to us have been subject to patent lawsuits. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims against us grows. We may be subject to third-party claims in the future. The costs of supporting these litigations and disputes are considerable, and there can be no assurance that a favorable outcome will be obtained. We may be required to settle these litigations and disputes on terms that are unfavorable to us, given the complex technical issues and inherent uncertainties in intellectual property litigation. Claims that the Boingo solution infringes third-party intellectual property rights, regardless of their merit or resolution, could also divert the efforts and attention of our management and technical personnel. The terms of any settlements or judgments may require us to:

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  cease distribution and back-end operation of the Boingo solution;

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  pay substantial damages for infringement;

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  expend significant resources to develop non-infringing solutions;

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  license technology from the third-party claiming infringement, which may not be available on commercially reasonable terms, or at all;

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  cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

  •
  pay substantial damages to our partners to discontinue their use of or to replace infringing solutions sold to them with non-infringing solutions.

        Any of these unfavorable outcomes could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

        Our business depends on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. We own one patent and have applications for four additional patents pending. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to prevent the use or misappropriation of our proprietary information or infringement of our intellectual property rights. Our ability to police the use, misappropriation or infringement of our intellectual property is uncertain, particularly in countries other than the United States. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued, they may be contested, circumvented, or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with complete proprietary protection or any competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies on their own now or in the future. Protecting against the unauthorized use of our solutions, trademarks, and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, if the protection of our proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

Our use of open source software could limit our ability to commercialize the Boingo solution.

        We have incorporated open source software into the Boingo solution. Although we closely monitor our use of open source software, we are subject to the terms of open source licenses that have not been interpreted by U.S. or foreign courts, and there is a risk that in the future these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize the Boingo solution. In that event, we could be required to seek licenses from third parties or to re-engineer our software in order to continue offering the Boingo solution, or to discontinue operations, any of which could materially adversely affect our business.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. The market price of our common stock after this offering will vary from its initial public offering price. Fluctuations in market price and volume are particularly common among securities of technology companies. As a result, you may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to the following factors, among others, many of which are beyond our control:

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  general market conditions;

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  domestic and international economic factors unrelated to our performance;

  •
  actual or anticipated fluctuations in our quarterly operating results;

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  changes in or failure to meet publicly disclosed expectations as to our future financial performance;

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  changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

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  changes in market valuations or earnings of similar companies;

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  announcements by us or our competitors of significant products, contracts, acquisitions, or strategic partnerships;

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  developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

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  failure to complete significant sales;

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  any future sales of our common stock or other securities; and

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  additions or departures of key personnel.

Future sales of shares by existing stockholders could cause our stock price to decline.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of December 31, 2010, upon completion of this offering, we will have             outstanding shares of common stock (or            outstanding shares of common stock assuming exercise of the underwriters' overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradeable without restriction under the Securities Act unless held by "affiliates", as that term is defined in Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See "Underwriting."

        After the lock-up agreements pertaining to this offering expire, and based on shares outstanding as of December 31, 2010, an additional            shares will be eligible for sale in the public market. In addition, shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

        Holders of approximately 114,229,171 shares, or    %, of our common stock, and the holders of preferred stock warrants to purchase shares convertible into              shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all            shares of common stock that we may issue under our equity compensation plans. Once we register the shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

        In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

        Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately    % of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option, compared to    % represented by the shares sold in this offering, assuming exercise of the underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see "Principal and Selling Stockholders."

As a public company, we will be subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

        We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the Securities and Exchange Commission, or SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of the NASDAQ Stock Market, or NASDAQ, which will impose significant new compliance obligations upon us. As a public company we will be required, among other things, to:

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  prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and NASDAQ rules;

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  define and expand the roles and the duties of our board of directors and its committees;

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  institute more comprehensive compliance, investor relations and internal audit functions; and

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  evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

        Our management must periodically evaluate the adequacy of our internal control over financial reporting commencing with the year ending December 31, 2012. In connection with our preparation for our initial public offering, our independent registered public accounting firm recently completed the audits of our financial statements for the years ended December 31, 2007, 2008, 2009 and 2010. In connection with the completion of these audits, adjustments were identified in 2007, which caused us to conclude that there was a material weakness in our internal controls. A 2007 adjustment, which continued through 2009, caused us to conclude that there was a material weakness in 2008 and 2009 as well. If we are unable to appropriately maintain the remediation plan we have recently implemented and maintain any other necessary controls we implement in the future, our management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal controls over financial reporting. Any such failure to maintain adequate internal controls could lead to adverse regulatory consequences, violate NASDAQ listing standards and could cause the trading price of our common stock to decline.

        The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs.

If we need additional capital in the future, it may not be available on favorable terms, or at all.

        We have historically relied on private placements of our equity securities and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management's attention and adversely affect our results of operations.

        The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

        We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. See "Description of Capital Stock—Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law." In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay, or prevent a change in our management or control over us that stockholders may consider favorable. For example, we anticipate that prior to the completion of this offering our amended and restated certificate of incorporation and amended and restated bylaws will:

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

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  establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

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  require that directors only be removed from office for cause and only upon a majority stockholder vote;

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  provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

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  limit who may call special meetings of stockholders;

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  prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

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  require supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, products, services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Investors purchasing common stock in this offering will experience substantial dilution as a result of this offering and future equity issuances.

        The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $    a share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. Investors purchasing shares of common stock in this offering will contribute approximately    % of the total amount we have raised since our inception, but will own only approximately    % of our total common stock immediately following the completion of this offering. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, investors purchasing common stock in this offering will experience additional dilution.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We do not intend to declare and pay dividends on our capital stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Executive Compensation." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "might," "plans," "possibly," "potential," "predicts," "projects," "seeks," "should," "will," "would" or similar expressions and the negatives of those terms.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk Factors" and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

        This prospectus also contains estimates and other information concerning our industry, including market opportunity, size and growth rates, that are based on industry and government publications, reports, surveys and forecasts, including those generated by Cisco Systems, Inc., or Cisco, Infonetics Research, Inc., or Infonetics Research, International Data Corporation, or IDC, and The Nielsen Company, or Nielsen, and on assumptions that we have made that are based on that data, our review of the purchasing patterns of our existing customers with respect to our current solutions and customer demand for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. With respect to information contained in industry and government publications, surveys and forecasts, we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable. While we believe the market opportunity and market size information included in this prospectus is based on reasonable assumptions, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and the markets we serve are necessarily subject to a high degree of uncertainty and risk, including those described in "Risk Factors."

 USE OF PROCEEDS

        We estimate that the net proceeds from our sale of            shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay, will be approximately $     million. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) our net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we expect to pay. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

        Pending use of proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade instruments.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common or preferred equity. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2010 on:

  •
  an actual basis;

  •
  a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into 114,229,171 shares of our common stock upon the closing of this offering; and

  •
  a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except for share numbers)
Cash and cash equivalents	$25,721	$25,721	$

Convertible preferred stock, $0.0001 par value:
Series A convertible preferred stock, 25,262,831 shares authorized, 25,262,831 shares issued and outstanding, liquidation preference of $22,263, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	22,263	—
Series A-2 convertible preferred stock, 5,524,846 shares authorized, 5,524,846 shares issued and outstanding, liquidation preference of $6,868, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	6,868	—
Series B convertible preferred stock, 17,500,000 shares authorized, 17,166,667 shares issued and outstanding, liquidation preference of $13,948, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	13,948	—
Series C convertible preferred stock, 54,957,983 shares authorized, 54,915,963 shares issued and outstanding, liquidation preference of $79,890, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	79,890	—
Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except for share numbers)
Common stock, $0.0001 par value: 174,500,000 shares authorized, 29,177,763 shares outstanding actual; 174,500,000 shares authorized, 143,406,934 shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	4	14
Additional paid-in capital	—	122,959
Treasury stock	(4,575)	(4,575)
Note receivable from stockholder	(103)	(103)
Accumulated deficit	(45,163)	(45,163)

Total stockholders' equity (deficit)	(49,837)	73,142
Accumulated deficit attributed to non-controlling interests	197	197

Total stockholders' equity (deficit)	(49,640)	73,329

Total capitalization	$73,329	$73,329	$

        A $1.00 increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the range set forth of the cover page of this prospectus, would result in an approximately $     million decrease or increase in each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' deficit and total capitalization, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

        The outstanding share information in the table above is based on 143,406,934 shares of our common stock outstanding as of December 31, 2010, and excludes the following shares:

  •
  26,437,810 shares of common stock issuable upon exercise of options outstanding as of December 31, 2010 with a weighted average exercise price of $0.25 per share;

  •
  131,610 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.33 per share;

  •
  129,682 shares of common stock to be issued upon the exercise and conversion of preferred stock warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.60 per share;

  •
  1,048,462 shares of common stock reserved for future issuance under our Amended and Restated 2001 Stock Incentive Plan, which will be terminated following the completion of this offering; and

  •
  20,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering and contains provisions that will automatically increase its share reserve each year, and pursuant to which our board of directors anticipates granting 10,447,813 options upon completion of this offering.

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our pro forma net tangible book value at December 31, 2010 was $36.8 million, or $0.26 per share of common stock. Unaudited pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on December 31, 2010, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock as if the conversion occurred on December 31, 2010. Our pro forma as adjusted net tangible book value at December 31, 2010, after giving effect to the sale by us of        shares of common stock in this offering at an assumed initial public offering price of $    per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $     million, or $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to existing stockholders and an immediate dilution of $    per share to new investors, or approximately    % of the assumed initial public offering price of $    per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 2010	$0.26
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $    per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $     million, the pro forma as adjusted net tangible book value per share by $    per share and the dilution in the pro forma net tangible book value to new investors in this offering by $    per share, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table shows, as of December 31, 2010, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $    per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	143,406,934		%	$		%	$
New investors

Total		100.0%		$	100.0%

        A $1.00 increase (decrease) in the assumed initial public offering price of $    per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $    , $    and $    , respectively, assuming the number of

shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

        The sale of        shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares of our common stock held by existing stockholders to        , or    % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to        , or     % of the total shares of our common stock outstanding.

        The discussion and tables in this section regarding dilution are based on 143,406,934 shares of common stock issued and outstanding as of December 31, 2010 which reflects the conversion of all of our preferred stock into an aggregate of 114,229,171 shares of our common stock, and excludes:

  •
  26,437,810 shares of common stock issuable upon exercise of options outstanding as of December 31, 2010 with a weighted average exercise price of $0.25 per share;

  •
  131,610 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.33 per share;

  •
  129,682 shares of common stock to be issued upon the exercise and conversion of preferred stock warrants outstanding as of December 31, 2010 with a weighted average exercise price of $0.60 per share;

  •
  1,048,462 shares of common stock reserved for future issuance under our Amended and Restated 2001 Stock Incentive Plan, which will be terminated following the completion of this offering; and

  •
  20,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering and contains provisions that will automatically increase its share reserve each year, and pursuant to which our board of directors anticipates granting 10,447,813 options upon completion of this offering.

        If the underwriters exercise their option to purchase additional shares in full, the following will occur:

  •
  the number of shares of our common stock held by existing stockholders would decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares of our common stock held by new investors would increase to approximately    % of the total number of shares of our common stock outstanding after this offering.

        To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of December 31, 2010 would have been $     million, or $    per share, and the pro forma, as adjusted net tangible book value after this offering would have been $     million, or $    per share, causing dilution to new investors of $    per share.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables present selected historical financial data for our business. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and the related notes included elsewhere in this prospectus.

        We derived the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2006 and 2007, and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period.

        The unaudited pro forma per share data give effect to the conversion of all currently outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For further information concerning the calculation of unaudited pro forma per share information, please refer to notes 2 and 18 of our notes to consolidated financial statements.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue	$19,590	$41,240	$56,711	$65,715	$80,420
Costs and operating expenses:
Network access	6,216	15,439	22,979	26,430	31,961
Network operations	4,004	9,431	11,010	11,667	13,508
Development and technology	6,711	6,333	6,763	7,374	8,475
Selling and marketing	3,314	4,371	7,549	5,901	5,985
General and administrative	3,331	6,091	7,945	8,214	10,645
Amortization of intangible assets	1,109	2,846	5,972	3,848	2,491

Total costs and operating expenses	24,685	44,511	62,218	63,434	73,065

Income (loss) from operations	(5,095)	(3,271)	(5,507)	2,281	7,355
Interest and other income (expense), net	284	814	200	(154)	(137)

Income (loss) before income taxes	(4,811)	(2,457)	(5,307)	2,127	7,218
Income taxes	51	128	272	706	(9,063)

Net income (loss)	$(4,862)	$(2,585)	$(5,579)	$1,421	$16,281

Net income (loss) attributable to non-controlling interests	27	313	332	394	547

Net income (loss) attributable to Boingo Wireless, Inc.	$(4,889)	$(2,898)	$(5,911)	$1,027	$15,734

Accretion of convertible and redeemable stock	(3,338)	(5,193)	(5,256)	(5,259)	(5,020)

Net income (loss) attributable to common stockholders	$(8,227)	$(8,091)	$(11,167)	$(4,232)	$10,714

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share amounts)
Net income (loss) per share attributable to common stockholders:
Basic	$(0.30)	$(0.29)	$(0.39)	$(0.15)	$0.37
Diluted	$(0.30)	$(0.29)	$(0.39)	$(0.15)	$0.10
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	27,253	27,758	28,478	29,007	29,172
Diluted	27,253	27,758	28,478	29,007	159,497
Unaudited pro forma net income per share attributable to common stockholders:
Basic					$0.11
Diluted					$0.10
Unaudited weighted average shares used in computing pro forma net income per share attributable to common stockholders:
Basic					143,401
Diluted					159,497
Other Financial Data:
Adjusted EBITDA(1)	$(2,264)	$4,332	$6,942	$13,527	$18,224
Operating cash flows	5,260	11,518	10,922	14,522	24,160
Investing cash flows	(57,270)	(14,847)	(2,065)	(3,659)	(19,934)
Financing cash flows	62,813	(5,389)	(1,287)	(974)	(1,134)

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,888	$5,170	$12,740	$22,629	$25,721
Working capital	13,915	2,310	1,519	4,656	19,543
Total assets	94,539	100,472	100,859	104,401	133,035
Long-term capital leases	103	136	183	389	—
Deferred revenue	16,322	25,286	27,351	29,739	38,978
Total liabilities	27,639	40,286	45,932	47,675	59,706
Convertible and redeemable stock	106,815	107,434	112,690	117,949	122,969
Total stockholders' deficit	(39,915)	(47,248)	(57,763)	(61,223)	(49,640)

(1)
We define Adjusted EBITDA as net income (loss) attributable to common stockholders plus accretion of convertible and redeemable stock, depreciation, amortization of intangible assets, interest expense, net, income taxes, stock-based compensation expense and non-controlling interests expense.

  We believe that Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

  •
  Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

  •
  it is useful to exclude non-cash charges, such as accretion of convertible and redeemable stock, depreciation and asset impairment, amortization of intangible assets and stock-based compensation, and non-core operational charges such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards.

  We use Adjusted EBITDA in conjunction with traditional GAAP measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

  We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss) attributable to common stockholders.

        The following provides a reconciliation of net income (loss) attributable to common stockholders to Adjusted EBITDA:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Net income (loss) attributable to common stockholders	$(8,227)	$(8,091)	$(11,167)	$(4,232)	$10,714
Accretion of convertible and redeemable stock	3,338	5,193	5,256	5,259	5,020
Depreciation	1,709	4,139	5,811	6,658	7,511
Amortization of intangible assets	1,109	2,846	5,972	3,848	2,491
Interest (income) expense, net	(284)	(814)	(200)	154	137
Income taxes	51	128	272	706	(9,063)
Stock-based compensation expense	13	618	666	740	867
Non-controlling interests	27	313	332	394	547

Adjusted EBITDA	$(2,264)	$4,332	$6,942	$13,527	$18,224

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations, related to our plans, estimates, beliefs and anticipated future financial performance. These statements involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in this section and under "Risk Factors," "Special Note Regarding Forward-Looking Statements and Industry Data" and elsewhere in this prospectus.

Overview

        We believe we are the leading global provider of commercial mobile Wi-Fi Internet solutions. Our software applications and solutions enable individuals to access our extensive global Wi-Fi network of over 325,000 hotspots with devices such as smartphones, laptops and tablet computers. Our offerings provide compelling cost and performance advantages to our customers and partners.

        Our company was formed in 2001 with the vision of making it easy to connect to the mobile Internet. We initially built our roaming network through agreements with Wi-Fi venue operators and other Wi-Fi networks, enabling individuals to roam across a larger Wi-Fi network. We developed our software client and retail customer offering, which included subscription and single-use access. In 2006, we acquired Concourse Communications, which managed and operated Wi-Fi services at 12 airports, including Chicago O'Hare International Airport and John F. Kennedy International Airport. By leveraging these strategic locations, we were able to rapidly expand our network footprint to other locations because other network operators wanted to establish roaming agreements to access our network. These developments allowed us to build both a consumer retail business and a wholesale business, which has grown to over 125 partners, enabling our customers to access their networks and enabling other companies to provide our services to their customers. In 2007 we acquired Sprint Spectrum's Wi-Fi network of seven managed and operated airports and one non-exclusive airport, and in 2008 we acquired Opti-Fi Networks' Wi-Fi network of 25 managed and operated airports and the Washington State Ferries. We continue to enhance our software client and expand our network and global reach.

        We generate revenue primarily from our retail customers and wholesale partners. Our retail customers purchase month-to-month subscription plans that automatically renew, or single-use access to our network. We acquire our retail customers primarily from mobile Internet users passing through our managed and operated locations, where we generally have exclusive multi-year agreements. Some of our wholesale partners license our software and pay usage-based network access fees to allow their customers access to our global Wi-Fi network. Other wholesale partners, that are telecom operators, pay us build-out fees and access fees for our distributed antenna system, or DAS, enabling their cellular customers to access these networks. Some of our wholesale partners pay us to provide Wi-Fi services in their venue locations under a service provider arrangement. Our wholesale partner relationships are generally governed by multi-year contracts. We acquire our wholesale partners through our business development efforts. We also generate revenue from advertisers that seek to reach visitors to the landing pages at our managed and operated network locations with online advertising, promotional and sponsored programs.

        We grew revenue from $56.7 million in 2008 to $65.7 million in 2009, an increase of 16%, or excluding the impact of the Opti-Fi acquisition, to $64.1 million, an increase of 13%. We grew revenue from $65.7 million in 2009 to $80.4 million in 2010, an increase of 22%. The Opti-Fi acquisition had no material impact on this revenue growth rate. We grew Adjusted EBITDA from $6.9 million in 2008 to

$13.5 million in 2009, an increase of 95%. We grew Adjusted EBITDA from $13.5 million in 2009, to $18.2 million in 2010, an increase of 35%. We decreased net loss attributable to common stockholders from $11.2 million in 2008 to $4.2 million in 2009. We improved net loss attributable to common stockholders to net income attributable to common stockholders of $10.7 million in 2010. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to adjusted EBITDA, see footnote 1 to "Selected Consolidated Financial Data."

        Many online consumer and business activities, such as streaming media, social networking, downloading large email attachments and video calling, require high-speed, high-bandwidth Internet access. In addition, the proliferation of smartphones, laptops, tablet computers and other Wi-Fi enabled devices has led users to expect access to the same content and information while on-the-go, with the same performance quality they are accustomed to in the home or office setting. These data intensive activities are driving a global surge in mobile Internet data traffic that is expected to increase 27 times between 2010 and 2015, according to Cisco's Visual Networking Index. We believe these trends present us with opportunities to generate significant growth in revenue and profitability.

Key Business Metrics

        In addition to monitoring traditional financial measures, we also monitor our operating performance using the following key performance indicators:

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except churn data)
Subscribers	74	140	200
Monthly churn	10.7%	9.7%	9.5%
Connects	4,854	5,397	7,762

        Subscribers.    This metric represents the number of paying retail customers who are on a month-to-month subscription plan at a given period end.

        Monthly churn.    This metric shows the number of subscribers who canceled their subscriptions in a given month, expressed as a percentage of the average subscribers in that month. The churn in a given period is the average monthly churn in that period. This measure is one indicator of the longevity of our subscribers. Some of our customers who cancel subscriptions maintain accounts for single-use access.

        Connects.    This metric shows how often individuals connect to the Boingo global Wi-Fi network in a given period. These are paid connects from our retail customers and wholesale partners, with which we have usage-based agreements. We count each individual as a single connect regardless of how many times that individual accesses the network at a given venue during their 24 hour period. This measure is an indicator of paid activity throughout the Boingo network.

Key Components of our Results of Operations

Revenue

        Our revenue consists of retail revenue, wholesale revenue, and advertising and other revenue.

        Retail subscription.    We generate revenue from sales to individuals of month-to-month network access subscriptions that automatically renew, primarily through charge card transactions.

        Retail single-use.    We generate revenue from sales of hourly, daily or other single-use access to individuals primarily through charge card transactions.

        Wholesale.    We generate revenue from wholesale partners that license our software and pay usage-based monthly network access fees to allow their customers to access our global Wi-Fi network, and telecom operator partners that pay us build-out fees and access fees for our DAS networks. Usage-based network access fees may be measured in minutes, connects or megabytes, and in most cases are subject to monthly minimums. Other wholesale partners pay us monthly fees to provide a Wi-Fi infrastructure that we install, manage and operate at their venues for their customers under a service provider arrangement.

        Advertising and other.    We generate revenue from advertisers that seek to reach visitors to our landing pages at our managed and operated network locations with online advertising, promotional and sponsored programs. In addition, we receive revenue from kiosk users in some of the airports where we manage and operate the Wi-Fi network.

Costs and Operating Expenses

        We classify our costs and operating expenses as network access, network operations, development and technology, selling and marketing, general and administrative, and amortization of intangible assets. Network access costs consist primarily of payments to venues and network partners in the Boingo network. Other costs and operating expenses primarily consist of personnel costs, costs for contracted labor and development, marketing, legal, accounting and consulting services, and other professional service fees. Personnel costs include salaries, bonuses, stock-based compensation and employee benefits. Facilities costs and depreciation expenses are generally allocated based on headcount. Depreciation expenses associated with specifically identifiable assets are allocated to the appropriate expense categories.

        Network access.    Network access costs consist of revenue share payments to venues where our managed and operated hotspots are located, usage-based fees to our roaming network partners for access to their networks, costs of equipment related to network build-out projects in our managed and operated locations, and bandwidth and other Internet connectivity expenses in our managed and operated locations.

        Network operations.    Network operations expenses consist of costs for our customer service department and for our operations staff that designs, builds, monitors and maintains the network. Also included are expenses for our customer service provider that handles customer care inquiries and expenses for network operations contractors, equipment depreciation and software and hardware maintenance fees.

        Development and technology.    Development and technology expenses consist of costs for our product development and engineering departments, developers and our information systems services staff, equipment depreciation and software and hardware maintenance fees.

        Selling and marketing.    Selling and marketing expenses consist of costs for our business development and marketing employees and executives, travel and entertainment and marketing programs.

        General and administrative.    General and administrative expenses consist of costs for our executive, finance and accounting, legal and human resources personnel, as well as, legal, accounting, tax and other professional service fees. Also included are other corporate expenses such as charge card processing fees and bad debt expense.

        Amortization of intangible assets.    Amortization of intangible assets consists primarily of acquired network contracts.

Interest and Other Income (Expense), Net

        Interest and other income (expense), net, consists of interest income and capital lease obligations.

Income Taxes

        As a result of the utilization of our federal net operating loss carryforwards, our income taxes include only state income taxes and federal alternative minimum tax. In 2010, income taxes also included the tax benefits associated with the release of a portion of our valuation allowance.

Non-controlling Interests

        Non-controlling interests are comprised of minority holdings by third parties in our subsidiaries Concourse Communications Detroit, LLC, or CCG Detroit, and Chicago Concourse Development Group, LLC, or CCDG.

        We attributed profits and losses to the non-controlling interest in CCG Detroit under the terms of the limited liability company agreement. CCG Detroit has generated losses over the last several years which has reduced the non-controlling owners capital account to zero in 2009 resulting in an allocation to the controlling interest holder of all operating losses and deficits created by the annual $85,000 fixed distributions to the non-controlling interest holder.

        We are required to pay a portion of allocated net profits less capital expenditures of the preceding year to the minority interest holders of CCDG. The limited liability company agreement for CCDG does not have a term. CCDG can be dissolved upon the unanimous agreement of the members, upon the sale of CCDG, upon declaration of bankruptcy, or upon the termination of the license agreement between CCDG and the City of Chicago.

Results of Operations

        The following tables set forth our results of operations for the specified periods.

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$56,711	$65,715	$80,420

Costs and operating expenses:
Network access	22,979	26,430	31,961
Network operations	11,010	11,667	13,508
Development and technology	6,763	7,374	8,475
Selling and marketing	7,549	5,901	5,985
General and administrative	7,945	8,214	10,645
Amortization of intangible assets	5,972	3,848	2,491

Total costs and operating expenses	62,218	63,434	73,065

Income (loss) from operations	(5,507)	2,281	7,355
Interest and other income (expense), net	200	(154)	(137)

Income (loss) before income taxes	(5,307)	2,127	7,218
Income taxes	272	706	(9,063)

Net income (loss)	(5,579)	1,421	16,281
Net income (loss) attributable to non-controlling interests	332	394	547

Net income (loss) attributable to Boingo Wireless, Inc.	$(5,911)	$1,027	$15,734

Depreciation expense included in the above line items:

Network access	$3,374	$4,176	$4,392
Network operations	1,428	1,058	1,747
Development and technology	814	1,148	1,024
Selling and marketing	27	17	18
General and administrative	168	259	330

	$5,811	$6,658	$7,511

Stock-based compensation expense included in the above line items:

Network operations	$91	$127	$131
Development and technology	79	84	115
Selling and marketing	121	114	171
General and administrative	375	415	450

	$666	$740	$867

        The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods.

	Year Ended December 31
	2008	2009	2010
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%

Costs and operating expenses:
Network access	40.5	40.2	39.7
Network operations	19.4	17.8	16.8
Development and technology	11.9	11.2	10.5
Selling and marketing	13.3	9.0	7.4
General and administrative	14.0	12.5	13.2
Amortization of intangible assets	10.5	5.9	3.1

Total costs and operating expenses	109.6	96.6	90.7

Income (loss) from operations	(9.6)	3.4	9.3
Interest and other income (expense), net	0.4	(0.2)	(0.2)

Income (loss) before income taxes	(9.2)	3.2	9.1
Income taxes	0.5	1.1	(11.3)

Net income (loss)	(9.7)	2.1	20.4
Net income attributable to non-controlling interests	0.6	0.6	0.7

Net income (loss) attributable to Boingo Wireless, Inc.	(10.3)%	1.5%	19.7%

Years ended December 31, 2009 and 2010

Revenue

	Year Ended December 31,
	2009	2010	Change	% Change
	(in thousands, except churn data and percentages)
Revenue:
Retail subscription	$18,331	$23,561	$5,230	28.5
Retail single-use	18,060	17,460	(600)	(3.3)
Wholesale	23,955	35,134	11,179	46.7
Advertising and other	5,369	4,265	(1,104)	(20.6)

Total revenue	$65,715	$80,420	$14,705	22.4

Key business metrics:
Subscribers	140	200	60	42.9
Monthly churn	9.7%	9.5%	0.2%	2.1
Connects	5,397	7,762	2,365	43.8

        Total revenue.    Total revenue increased $14.7 million, or 22.4%, in 2010, as compared to 2009.

        Retail subscription.    Retail subscription revenue increased $5.2 million, or 28.5%, in 2010, as compared to 2009, due to a 42.9% increase in subscribers. This increase was partially offset by a reduction in average monthly subscriber revenue of 17.2%, due to a declining number of subscribers continuing to pay the historically higher monthly rates in effect prior to our 2008 price reduction and the greater mix of lower priced smartphone subscriptions.

        Retail single-use.    Retail single-use revenue decreased $0.6 million, or 3.3%, in 2010, as compared to 2009, due to a 3.6% decrease in single-use connects. We believe that the decrease in single-use connects was due primarily to the increase in new customers that opted for subscriptions. The decrease in single-use connect revenue was partially offset by increased single-use connects in Europe at higher revenue per connect.

        Wholesale.    Wholesale revenue increased $11.2 million, or 46.7%, in 2010, as compared to 2009, due to $8.8 million from increased usage-based fees, $1.6 million from new DAS build-out projects in our managed and operated locations, and $0.8 million from DAS access and usage fees.

        Advertising and other.    Advertising and other revenue decreased $1.1 million, or 20.6%, in 2010, as compared to 2009, due to decreases in promotional sponsorships of $1.4 million, and a $0.1 million decrease in kiosk revenue, partially offset by a $0.4 million increase in one-time professional services revenue.

Costs and Operating Expenses

	Year Ended December 31,
	2009	2010	Change	% Change
	(in thousands, except percentages)
Costs and operating expenses:
Network access	$26,430	$31,961	$5,531	20.9
Network operations	11,667	13,508	1,841	15.8
Development and technology	7,374	8,475	1,101	14.9
Selling and marketing	5,901	5,985	84	1.4
General and administrative	8,214	10,645	2,431	29.6
Amortization of intangible assets	3,848	2,491	(1,357)	(35.3)

Total costs and operating expenses	$63,434	$73,065	$9,631	15.2

        Network access.    Network access costs increased $5.5 million, or 20.9%, in 2010, as compared to 2009. The change reflects increases of $2.7 million from revenue share paid to venues in our managed and operated locations, $2.6 million from customer usage at partner venues, $0.3 million from bandwidth and other Internet connectivity expenses and $0.2 million from equipment depreciation expense from DAS build-out projects. The increase was partially offset by $0.3 million of credits not used by a wholesale customer for network access.

        Network operations.    Network operations expenses increased $1.8 million, or 15.8%, in 2010, as compared to 2009, due to a $0.9 million increase in hardware depreciation and software maintenance expenses, a $0.3 million increase in personnel related expenses and a $0.6 million increase in consulting, internet connectivity and travel expenses.

        Development and technology.    Development and technology expenses increased $1.1 million, or 14.9%, in 2010, as compared to 2009, due to a $0.9 million increase in personnel related expenses and a $0.2 million increase in consulting and software maintenance expenses.

        Selling and marketing.    Selling and marketing expenses increased $0.1 million, or 1.4%, in 2010, as compared to 2009, due to a $0.4 million increase in personnel costs and a $0.2 million increase in consulting and travel expenses, partially offset by a $0.5 million decrease in brand marketing program expenses.

        General and administrative.    General and administrative expenses increased $2.4 million, or 29.6%, in 2010, as compared to 2009, due to $1.1 million in legal and accounting fees, $1.0 million in consultant fees, $0.6 million in personnel related expenses and $0.6 million in lease, rent and other expenses. The increase was partially offset by a $0.9 million decrease in bad debt expenses.

        Amortization of intangible assets.    Amortization of intangible assets expense decreased $1.4 million, or 35.3%, in 2010, as compared to 2009. The decrease was due to certain acquired assets being fully amortized during 2010. For future years, amortization expense is expected to be $1.5 million for 2011, $0.9 million for 2012, $0.8 million for 2013 and $6.9 million for 2014 and thereafter.

Interest and Other Income (Expense), Net

        Interest and other income (expense), net, remained essentially unchanged in 2010, as compared to 2009.

Income Taxes

        Income taxes decreased $9.8 million in 2010, as compared to 2009. In December 2010, based on current year income and our projections of future income, we concluded it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $12.3 million.

Non-controlling Interests

        Non-controlling interests payments increased $0.2 million in 2010, as compared to 2009, due to increased profits at the two applicable managed and operated locations.

Years Ended December 31, 2008 and 2009

Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands, except churn data and percentages)
Revenue:
Retail subscription	$14,179	$18,331	$4,152	29.3
Retail single-use	19,565	18,060	(1,505)	(7.7)
Wholesale	19,931	23,955	4,024	20.2
Advertising and other	3,036	5,369	2,333	76.8

Total revenue	$56,711	$65,715	$9,004	15.9

Key business metrics:
Subscribers	74	140	66	89.2
Monthly churn	10.7%	9.7%	(1.0)%	(9.4)
Connects	4,854	5,397	543	11.2

        Total revenue.    Our total revenue increased $9.0 million, or 15.9%, in 2009 as compared to 2008. Excluding the impact of the Opti-Fi acquisition in 2008, revenue increased $7.6 million, or 13.4%, in 2009 as compared to 2008.

        Retail subscription.    Retail subscription revenue increased $4.2 million, or 29.3%, in 2009 as compared to 2008, due to an 89.2% increase in subscribers, which includes 3,000 subscribers, or 2.9 points of the increase, due to the Opti-Fi acquisition. This increase was partially offset by a reduction in average monthly subscriber revenue of 28.0%, due to the reduction of the monthly subscription price for new laptop customers in 2008.

        Retail single-use.    Retail single-use revenue decreased $1.5 million, or 7.7%, in 2009 as compared to 2008, due to a 19.1% decrease in single-use connects. We believe that the decrease in single-use connects was due primarily to the increase in new customers that opted for subscriptions. The decrease in single-use connect revenue was partially offset by increased single-use connects in Europe at higher revenue per connect.

        Wholesale.    Wholesale revenue increased $4.0 million, or 20.2%, in 2009 as compared to 2008, due to $3.7 million of greater usage-based fees, of which $3.0 million were from a new Wi-Fi wholesale customer, and $0.5 million of new DAS build-out fees. The revenue increase was partially offset by reduced DAS usage fees.

        Advertising and other.    Advertising and other revenue increased $2.3 million, or 76.8%, in 2009 as compared to 2008, due to a new promotional sponsorship of $2.8 million. The increase was partially offset by $0.5 million of reduced revenue from other advertising customers due to this promotional sponsorship and decreased kiosk revenue.

Costs and Operating Expenses

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands, except percentages)
Costs and operating expenses:
Network access	$22,979	$26,430	$3,451	15.0
Network operations	11,010	11,667	657	6.0
Development and technology	6,763	7,374	611	9.0
Selling and marketing	7,549	5,901	(1,648)	(21.8)
General and administrative	7,945	8,214	269	3.4
Amortization of intangible assets	5,972	3,848	(2,124)	(35.6)

Total costs and operating expenses	$62,218	$63,434	$1,216	2.0

        Network access.    Network access costs increased $3.5 million, or 15.0%, in 2009 as compared to 2008. The change reflects increases of $2.7 million from customer usage at partner venues, $0.8 million from equipment depreciation expense from DAS build-out projects, $0.4 million from bandwidth and other Internet connectivity expenses and $0.1 million from revenue share to venues in our managed and operated locations. The increase was partially offset by $0.5 million of credits not used by a wholesale customer for network access.

        Network operations.    Network operations expenses increased $0.7 million, or 6.0%, in 2009 as compared to 2008, due to a $0.5 million increase in personnel related expenses, a $0.2 million increase in consulting expenses, and a $0.2 million increase in data center expenses. The increase was partially offset by decreases in consulting, travel, depreciation for equipment and hardware and software maintenance expenses.

        Development and technology.    Development and technology expenses increased $0.6 million, or 9.0%, in 2009 as compared to 2008, due to a $0.5 million increase in personnel related expenses and a $0.1 million increase in depreciation for equipment and hardware and software maintenance expenses.

        Selling and marketing.    Selling and marketing expenses decreased $1.6 million, or 21.8%, in 2009 as compared to 2008, due to a $1.9 million decrease in brand marketing program expenses. The decrease was partially offset by a $0.3 million increase in personnel expenses and related facilities costs.

        General and administrative.    General and administrative expenses increased $0.3 million, or 3.4%, in 2009 as compared to 2008, due to a $0.6 million increase in bad debt expenses, a $0.4 million increase in personnel related expenses and a $0.2 million increase in rent and facilities expenses. The increase was partially offset by a $0.4 million decrease on fees paid on charge card sales, and a $0.5 million decrease in property and use tax expenses, legal and professional expenses, telecommunications and other expenses.

        Amortization of intangible assets.    Amortization of intangible assets expense decreased $2.1 million, or 35.6%, in 2009 as compared to 2008, due to a $2.4 million decrease in the amortization of intangible assets from acquired assets that were fully amortized in 2008. The decrease was partially offset by a $0.2 million increase in amortization of intangible assets from assets acquired in 2009.

Interest and Other Income (Expense), Net

        Interest and other income (expense), net, decreased $0.4 million in 2009 as compared to 2008. The decrease was due to a decrease in the average yield of our invested assets in 2009 as compared to 2008 and increased interest expenses of $0.1 million.

Income Taxes

        Income taxes increased $0.4 million in 2009 as compared to 2008. The increase was due to increased taxable income in certain states. As a result of our net operating losses, our income taxes include only state income taxes and federal alternative minimum tax.

Non-controlling Interests

        Non-controlling interests payments increased $0.1 million in 2009 as compared to 2008, due to increased profits at the two applicable managed and operated locations.

Unaudited Quarterly Results of Operations

        The following table presents our unaudited consolidated quarterly results of operations for the eight fiscal quarters ended December 31, 2010. This information is derived from our unaudited consolidated financial statements, and includes all normal recurring adjustments. This data should be read together with our consolidated financial statements and the related notes to these financial statements included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(in thousands, unaudited)
Revenue	$14,116	$15,329	$16,464	$19,806	$18,499	$20,298	$20,214	$21,409
Costs and operating expenses:
Network access	5,981	6,401	6,608	7,440	7,189	8,347	7,742	8,683
Network operations	3,084	2,844	2,827	2,912	3,317	3,172	3,236	3,783
Development and technology	1,970	1,706	1,666	2,032	2,169	2,047	1,978	2,281
Selling and marketing	1,585	1,362	1,482	1,472	1,398	1,381	1,509	1,697
General and administrative	1,724	2,060	1,819	2,611	2,239	2,344	2,554	3,508
Amortization of intangible assets	1,073	1,052	853	870	731	618	573	569

Total costs and operating expenses	15,417	15,425	15,255	17,337	17,043	17,909	17,592	20,521

Income (loss) from operations	(1,301)	(96)	1,209	2,469	1,456	2,389	2,622	888
Interest and other income (expense), net	4	(38)	(52)	(68)	24	68	(75)	(154)

Income (loss) before income taxes	(1,297)	(134)	1,157	2,401	1,480	2,457	2,547	734
Income taxes	(543)	(30)	444	835	181	306	319	(9,869)

Net income (loss)	(754)	(104)	713	1,566	1,299	2,151	2,228	10,603
Net income (loss) attributable to non-controlling interests	90	108	87	109	111	121	118	197

Net income (loss) attributable to Boingo Wireless, Inc.	$(844)	$(212)	$626	$1,457	$1,188	$2,030	$2,110	$10,406

Depreciation expense included in the above line items:

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(in thousands, unaudited)
Network access	$994	$1,025	$1,057	$1,100	$1,103	$1,103	$1,103	$1,083
Network operations	252	274	265	267	324	325	395	703
Development and technology	277	226	222	423	303	241	242	238
Selling and marketing	4	5	4	4	4	5	5	4
General and administrative	72	65	64	58	71	89	88	82

Total	$1,599	$1,595	$1,612	$1,852	$1,805	$1,763	$1,833	$2,110

Stock-based compensation expense included in the above line items:

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(in thousands, unaudited)
Network operations	$31	$33	$33	$30	$42	$42	$22	$25
Development and technology	17	20	22	25	31	32	28	24
Selling and marketing	21	27	29	37	44	45	41	41
General and administrative	94	98	99	124	120	122	115	93

Total	$163	$178	$183	$216	$237	$241	$206	$183

        The following table sets forth our unaudited results of operations for the specified periods as a percentage of our revenue for those periods.

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and operating expenses:
Network access	42.4	41.8	40.1	37.6	38.9	41.1	38.3	40.6
Network operations	21.8	18.6	17.2	14.7	17.9	15.6	16.0	17.7
Development and technology	14.0	11.1	10.1	10.3	11.7	10.1	9.8	10.7
Selling and marketing	11.2	8.9	9.0	7.4	7.6	6.8	7.5	7.9
General and administrative	12.2	13.4	11.0	13.2	12.1	11.5	12.6	16.4
Amortization of intangible assets	7.6	6.9	5.2	4.4	4.0	3.0	2.8	2.7

Total costs and operating expenses	109.2	100.7	92.6	87.6	92.2	88.1	87.0	96.0

Income (loss) from operations	(9.2)	(0.7)	7.4	12.4	7.8	11.9	13.0	4.0
Interest and other income (expense), net	0.0	(0.2)	(0.3)	(0.3)	0.1	0.3	(0.4)	(0.7)

Income before income taxes	(9.2)	(0.9)	7.1	12.1	7.9	12.2	12.6	3.3
Income taxes	(3.8)	(0.2)	2.7	4.2	1.0	1.5	1.6	(46.1)

Net income (loss)	(5.4)	(0.7)	4.4	7.9	6.9	10.7	11.0	49.4
Net income (loss) attributable to non-controlling interests	0.6	0.7	0.5	0.6	0.6	0.6	0.6	0.9

Net income (loss) attributable to Boingo Wireless, Inc.	(6.0)%	(1.4)%	3.9%	7.3%	6.3%	10.1%	10.4%	48.5%

        The following table sets forth our key business metrics results for the eight fiscal quarters ended December 31, 2010.

	Three Months Ended
	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010
	(in thousands, except churn data)
Key business metrics:
Subscribers	96	117	133	140	158	184	191	200
Monthly churn	9.0%	9.4%	10.1%	10.3%	9.2%	9.5%	10.2%	9.2%
Connects	1,245	1,394	1,336	1,422	1,636	2,142	2,026	1,958

        Our quarterly financial results fluctuate depending on the mix of subscription, single-use, wholesale and advertising revenue. Our subscription revenue generally increases each quarter as we grow our subscriber base. Our retail single-use revenue varies depending on general economic conditions and business travel seasonality. Our wholesale revenue is affected by changes and additions in wholesale partners and usage by their customers. Our advertising revenue varies depending on the timing of advertising promotional programs. For example, the revenue in the December 31, 2009 quarter included $2.8 million in a specific advertising sponsorship program, and as a result, exceeded both the prior and subsequent quarters. Revenue in the quarter ended September 30, 2010 was essentially flat with the prior quarter due to a restructuring of our arrangement with a managed and operated airport, as well as seasonally lower business travel.

        Costs and operating expenses have increased primarily due to usage-based network access costs. These costs have generally increased each quarter with the exception of the quarters ended March 31, 2010 and September 30, 2010. The quarter ended March 31, 2010 reflects lower revenue share payments due to the decrease in revenue as compared to the quarter ended December 31, 2009. The quarter ended September 30, 2010 reflects decreased customer usage at partner venues from seasonally lower business travel. In addition, there has been an increase in personnel related expenses to support business growth. Costs and operating expenses are also influenced by the timing and amount of marketing activities and third party professional services for customer care, product development and accounting. The increase in development and technology expense for the quarter ended December 31, 2009 reflects higher personnel related expenses and higher depreciation for equipment and hardware. The increase in general and administrative expense for the quarter ended December 31, 2009 reflects an increase in the performance-based incentive bonus accrual and bad debt expense. The general and administrative expense increase for the quarter ended December 31, 2010 reflects an increase in accounting fees and an increase in the peformance-based bonus accrual. The increases in costs and operating expenses have supported our ability to grow revenue at significant rates resulting in decreased costs and operating expenses as a percentage of total revenue.

        The subscriber metric shows quarterly growth in the subscriber base as new subscribers have more than offset churn, which has averaged approximately 9.5% over the seven quarter period. Connects have generally increased over the same period, although showed some softening in the September 30, 2010 quarter due to the loss of paid connects at a large managed and operated airport as a result of restructuring our arrangement from a retail model to a wholesale fee-based model, as well as lower business travel in the summer.

        As a result of changes in the mix of revenue and fluctuations in costs and operating expenses in a given quarter, our financial results may not show growth sequentially or compared to the prior year quarter.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

        We had cash and cash equivalents of $12.7 million, $22.6 million and $25.7 million at December 31, 2008, 2009 and 2010, respectively. We held these amounts primarily in cash or money market funds.

        We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes. We may, however, adopt specific hedging strategies in the future. Any declines in interest rates, however, will reduce future interest income.

Liquidity and Capital Resources

        We have financed our operations primarily through private placements of preferred equity securities and common stock and cash provided by operating activities. Our primary source of liquidity as of December 31, 2010 consisted of $25.7 million of cash and cash equivalents.

        Our principal uses of liquidity have been to fund our operations, working capital requirements, capital expenditures and acquisitions. We expect that working capital requirements, internal capital expenditures and external capital expenditures for expansion of our managed and operated locations will be our principal needs for liquidity over the near term. Our capital expenditures in 2010 were $11.3 million.

        We believe that our existing cash and cash equivalents, working capital and our cash flow from operations, together with the net proceeds we receive from this offering, will be sufficient to fund our operations and planned capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of our managed and operated location expansion efforts, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and enhancements to existing solutions and the continuing market acceptance of our solutions. We may enter into acquisitions of complementary businesses, applications or technologies which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

        The following table sets forth cash flow data for the periods indicated therein:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by operating activities	$10,922	$14,522	$24,160
Net cash used in investing activities	(2,065)	(3,659)	(19,934)
Net cash used in financing activities	(1,287)	(974)	(1,134)

Net Cash Provided by Operating Activities

        In the year ended December 31, 2010, we generated $24.2 million of net cash from operating activities, which consisted of net income including non-controlling interests of $16.3 million, depreciation of $7.5 million, amortization of intangibles of $2.5 million, stock-based compensation expense of $0.9 million, $1.2 million of unbilled receivables, which are the escalation of monthly access fees for our network, $10.3 million in deferred taxes resulting from a change in tax valuation allowance and changes in working capital of $8.4 million. The $8.4 million resulting from the change in working capital was due to the increase in deferred revenue of $9.2 million and the increase in accounts payable of $1.7 million. The deferred revenue increase resulted from an increase in the number of build-out projects. These sources of cash were partially offset by the increase in accounts receivable of $2.0 million and a $0.7 million decrease in accrued expenses.

        In 2009, we generated $14.5 million of net cash from operating activities, which consisted of net income including non-controlling interests of $1.4 million, depreciation of $6.7 million, amortization of intangibles of $3.8 million, stock-based compensation expense of $0.7 million and changes in working capital of $3.0 million. These amounts were partially offset by $1.1 million of unbilled receivables. The $3.0 million resulting from the change in working capital was primarily due to collection of our accounts receivable of $1.3 million, the increase in deferred revenue of $2.4 million and $0.7 million in prepaid expenses, partially offset by $1.5 million in accrued expenses. Our deferred revenue resulted from a greater number of build-out projects.

        In 2008, we generated $10.9 million of net cash from operating activities, which consisted of a net loss including non-controlling interests of $5.6 million, depreciation of $5.8 million, amortization of intangibles of $6.0 million, stock-based compensation expense of $0.7 million and changes in working capital of $4.5 million, partially offset by $0.4 million of unbilled receivables. The $4.5 million resulting from the change in working capital was primarily due to the increase of accrued expenses of $2.5 million and deferred revenue of $2.1 million, partially offset by $0.2 million in prepaid expenses. The accrued expenses increased due to revenue share expenses and increased personnel related expenses. Deferred revenue increased as a result of a greater number of build-out projects.

Net Cash Used in Investing Activities

        In 2010, we used $19.9 million in investing activities. Investing activities consisted of purchases of $11.3 million of property and equipment related to build-outs in our managed and operated locations, $9.4 million in purchases of short-term marketable securities and $0.3 million of payments related to acquisitions. These uses of cash were partially offset by the decrease in restricted cash of $1.0 million.

        In 2009, we used $3.7 million in investing activities. Investing activities consisted of purchases of $4.3 million of property and equipment related to build-outs in our managed and operated locations, the purchase of assets acquired of $0.6 million, an increase in restricted cash of $0.3 million and payment for issued patents of $0.1 million, partially offset by $1.6 million in proceeds from the sale of short-term marketable securities.

        In 2008, we used $2.1 million in investing activities. Investing activities consisted of $7.0 million of property and equipment purchases related to build-outs in our managed and operated locations, an increase of $1.4 million in restricted cash, the purchase of acquired assets of $0.9 million and $0.5 million for a network acquisition. These uses of cash were partially offset by net proceeds of $6.1 million from short-term marketable securities and $1.6 million in proceeds from the sale of long-term marketable securities.

Net Cash Used in Financing Activities

        In 2010, we used $1.1 million in financing activities. Cash used in financing activities was primarily due to payments for capital leases of $0.7 million and payments to non-controlling interests of $0.4 million.

        In 2009, we used $1.0 million in financing activities. Cash used in financing activities in 2009 was primarily due to payments for capital leases of $0.6 million and payments to non-controlling interests of $0.4 million.

        In 2008, we used $1.3 million in financing activities. Cash used in financing activities in 2008 was primarily due to payments for capital leases of $0.8 million, payments to non-controlling interests of $0.3 million and $0.3 million in repayments of notes payable, partially offset by $0.1 million in proceeds from the exercise of stock options.

Contractual Obligations and Commitments

        The following table sets forth our contractual obligations and commitments as of December 31, 2010:

	Payments due by period
	Total	Less than 1 Year	Years 2-3	Years 4-5	More than 5 years
	(in thousands)
Venue revenue share minimums(1)	$51,302	$6,159	$10,521	$6,208	$28,414
Operating leases for office space(2)	3,180	1,593	1,546	41	—
Capital leases for equipment and software(3)	431	431	—	—	—

Total	$54,913	$8,183	$12,067	$6,249	$28,414

(1)
Payments under exclusive long-term, non-cancellable contracts to provide wireless communications network access to venues such as airports. Expense is recorded on a straight-line basis over the term of the lease.

(2)
Office space under non-cancellable operating leases.

(3)
Leased equipment, primarily for data communication and database software, under non-cancellable capital leases.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet financing arrangements and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

        We believe that the assumptions and estimates associated with revenue recognition, accounts receivable and related allowance for doubtful accounts, business combinations, goodwill, intangible assets, stock-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we believe the accounting policies discussed below are paramount to understanding our historical and future performance, as these policies relate to the more significant areas involving our management's judgments, assumptions and estimates.

Revenue Recognition

        We recognize revenue for our services when all of the following conditions are met:

  •
  there is persuasive evidence that an arrangement exists;

  •
  the services have been delivered;

  •
  the amount of fees to be paid is fixed or determinable;

  •
  no significant obligations remain; and

  •
  the collectability is reasonably assured.

        We allocate revenue in agreements that contain multiple elements to each qualifying separate unit of accounting based on their relative fair values or the fair value of undelivered elements. Fair value is determined by the prices charged when the element is sold separately or other verifiable objective evidence.

        Our software is licensed by our wholesale customers so that their customers can access our Wi-Fi network. The software can only be used by our wholesale customers during the term of the service arrangements and has no utility to them upon termination of the service arrangements. Accordingly, we are not within the scope of revenue recognition guidance prescribed specifically for software companies.

        Retail Customers.    Subscription fees from retail customers are paid monthly in advance by charge card and revenue is deferred for the portion of monthly recurring subscription fees collected in advance. Subscription fee revenue is recognized ratably over the subscription period. Revenue generated from retail single-use access is recognized when earned.

        Wholesale Partners.    Services provided to wholesale partners under platform service arrangements generally contain several elements including a term license to use our proprietary software to access our Wi-Fi network, access fees for network usage, and professional services for software integration and customization and to maintain the Wi-Fi service. The term license, monthly minimum network access fees and professional services are billed on a monthly basis based upon predetermined fixed rates. Revenue is generally recognized ratably over the term of the platform service arrangement or expected customer relationship, which is generally between two to five years. Revenue for network access fees in excess of the monthly minimum amounts is recognized when earned. All elements within a platform service arrangement are generally delivered and earned concurrently throughout the term of the respective service arrangement.

        Revenue generated from access to our DAS networks consists of build-out fees and recurring access fees under certain long-term contracts with telecom operators. Build-out fees paid upfront are deferred and recognized ratably over the term of the respective service arrangement, once the build-out is complete, as they are not separate units of accounting or the culmination of a separate earnings process. Minimum monthly access fees for usage of the DAS networks are non-cancellable and generally escalate on an annual basis. These minimum monthly access fees are recognized ratably over the term of the wholesale partner arrangement which generally ranges from five to ten years. Revenue from network access fees in excess of the monthly minimums is recognized when earned.

        In instances where the minimum monthly network access fees escalate over the term of the wholesale service arrangement, an unbilled receivable is recognized when performance is within our control and when we have reasonable assurance that the unbilled receivable balance will be collected.

        We may provide professional services for initial implementation service before the commencement of earnings for platform service or DAS arrangements. We defer recognition of any non-refundable upfront fees collected in association with the initial implementation activities as they are not separate units of accounting and recognize them ratably over the remaining term of the wholesale service arrangement once the earnings process commences. We expense the costs associated with initial implementation activities as incurred.

        Advertising and Other Revenue.    Advertising and other revenue is recognized as the services are performed.

Accounts Receivable and Related Allowance for Doubtful Accounts

        For our DAS build-out projects, we invoice our telecom operator partners in advance of when the service is provided. We invoice our wholesale partners for monthly minimum payments and usage-based fees after month-end. Our accounts receivable also includes approximately two days of charge card float in-transit from our retail customers. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our partners to make required payments. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance and the current economic environment. Any change in the assumptions used in analyzing a specific account receivable might result in an increase or decrease in the allowance for doubtful accounts being recognized in the period in which the change occurs.

Business Combinations

        When we acquire businesses, we allocate the total consideration to the fair value of tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of these estimates.

Goodwill

        We test goodwill for impairment on an annual basis. Additionally, we test goodwill in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that we consider include the significant under-performance relative to projected future operating results, significant changes in our overall business and/or product strategies, significant changes in the use of acquired assets, significant decline in our reporting fair market value and significant changes in the regulatory industry and economic environment. We evaluate impairment of goodwill using a two-step process. The first step involves a comparison of the fair value with its carrying amount. If the carrying amount exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the fair value of that goodwill, we recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair market value of the asset. If an event occurs that causes us to revise our estimates and assumptions used in analyzing the value of our goodwill, the revision could result in a non-cash impairment charge that could have a material impact on our financial results. To date, we have not recorded any goodwill impairment charges. The fair value of our reporting unit, as of the latest impairment date, is substantially in excess of its carrying value.

Intangible Assets

        Intangible assets consist of acquired venue contracts, acquired kiosks, non-competition agreements and trade names. We record intangible assets at fair value and amortize those with finite lives over the shorter of the contractual life or the estimated useful life. We estimate the useful lives of acquired intangible assets based on factors that include the planned use of each acquired intangible asset, the expected pattern of future cash flows to be derived from each acquired intangible asset and contractual periods specified in the related agreements. We include amortization of acquired intangibles in the amortization of intangible assets financial statement line item in our consolidated statements of operations.

        We perform an impairment review of long-lived assets held and used including those with finite lives, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and/or product strategies and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset. To date, we have not recorded any long-lived asset impairment charges.

Stock-based Compensation

        To date, stock-based compensation has consisted of stock options and restricted stock awards granted to employees and non-employees. It is recorded as compensation expense based on the grant date fair value of awards using the Black-Scholes option pricing model. We recognize stock-based compensation expense related to employee stock option and restricted stock grants, which requires us to recognize compensation expense equal to the grant date fair value of awards granted to employees on a straight-line basis, net of forfeitures, over the employee requisite service period.

        The assumptions that were used to calculate the grant date fair value of our employee stock option grants for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
Expected term (years)	6	7	6
Expected volatility	70%	73%	68%
Risk-free interest rate	3%	3%	2%
Dividend yield	0%	0%	0%

        The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. In estimating the expected term for options granted to employees during the years ended December 31, 2008, 2009 and 2010, we applied the simplified method from Staff Accounting Bulletin, or SAB, Topic 14, Share-Based Payment, where options are granted at-the-money. Where options were not granted at-the-money, the expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and is calculated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

        We determined the expected volatility assumption using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of the options in accordance with SAB Topic 14. We will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

        The risk-free interest rate assumption is based upon observed interest rates of United States government securities appropriate for the expected term of the employee stock options.

        The dividend yield assumption is based on our history and expectation of dividend payouts. We have never declared or paid any cash dividends on our common stock, and do not anticipate paying any cash dividends in the foreseeable future.

        The stock-based compensation expense recognized in our consolidated statements of operations is based on awards ultimately expected to vest, and therefore, has been reduced for estimated forfeitures. Forfeitures were estimated based on our historical experience and future expectations. Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

Valuation of Common Stock

        In 2009 and 2010, we granted options to purchase shares of our common stock as follows:

Grant date	Number of Shares	Exercise Price and Estimated Fair Value of the Shares at Date of Grant	Retrospective Fair Value(1)	Intrinsic Value(2)
April 22, 2009	1,724,800	$0.28	$0.28	—
June 3, 2009	127,350	0.28	0.28	—
September 23, 2009	267,750	0.28	0.28	—
November 18, 2009	104,500	0.28	0.28	—
December 31, 2009	3,094,000	0.28	0.57	$0.29
April 22, 2010	133,300	0.57	0.57	—
August 4, 2010	131,000	0.57	0.57	—

(1)
Represents our retrospective fair value assessment of our common stock throughout the years ended December 31, 2009 and 2010.

(2)
Represents the difference between the exercise price and the retrospective fair value assessment of our common stock.

Significant Factors in Determining Fair Value

        Because there is no public market for our common stock, determining the fair value of our common stock requires making complex and subjective judgments and there is inherent uncertainty in our estimate of fair value. For all grant dates in 2009 and 2010, we granted employee options at exercise prices equal to the fair value of the underlying common stock at the time of grant, as determined by us and our board of directors. To determine the fair value of our common stock we considered many factors, including:

  •
  our current and historical financial performance;

  •
  our expected future financial performance;

  •
  our financial condition at the grant date;

  •
  the liquidation rights and other preferences of our preferred stock;

  •
  input from management;

  •
  the lack of marketability of our common stock;

  •
  the anticipation or likelihood of a potential liquidity event such as a sale of the business or initial public offering;

  •
  the condition of and outlook for our industry;

  •
  the business risks inherent in our business;

  •
  the market performance of comparable publicly-traded companies; and

  •
  the United States and global capital market conditions.

Valuation Methodologies Used in Determining Fair Value

        To determine the estimated fair value of our common stock at each grant date, we conducted a periodic in depth valuation analysis of our common stock prepared with the assistance of an independent valuation firm and also considered the factors noted above. Our valuation analysis followed the guidance set forth by the American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," referred to herein as the AICPA Practice Aid. Based on the guidance of the AICPA Practice Aid, we utilized a combination of valuation methods including an income approach using an analysis of expected future discounted cash flows and a market approach for similar companies with publicly-traded ownership interests (market comparable method). We then weighted these two valuations to calculate an expected business enterprise value which was applied to our capital structure to determine a value per common share.

        The expected future discounted cash flows analysis identifies a level of annual cash flows for a finite number of years and a residual value at the end of the projection period. A discount rate which reflects estimates of investor- required rates of return for similar investments is used to calculate the present value. The market comparable method uses valuation multiples of comparable companies which are applied to our operating statistics to arrive at a value. These two business enterprise values are then equally weighted to determine the total valuation.

        To estimate the value of common shares, we used a dynamic option model to value the various components of our capital structure. These components included common shares, liquidation rights and preferences of our preferred stock, warrants and options on common shares. The total value of these securities was divided by the number of fully converted shares to provide an estimated value of common shares on a marketable, controlling interest. A discount for lack of control and lack of marketability was then applied to yield the value per common share. During the timeframes noted below, key factors considered in determining the lack of marketability discount applied to our common stock included:

  •
  there was no market for our common stock;

  •
  our preferred stockholders had substantial liquidation preferences that in the event of most liquidity events would result in very little of the proceeds going to the common stockholders; and

  •
  an initial public offering was not contemplated and was not a likely near term exit strategy during this timeframe.

Fair Value of Stock Option Grants in 2009 and 2010

        April 2009 through November 2009.    In connection with our stock option grants made in April 2009 through November 2009, we considered the continued downturn in the United States and global markets and its impact on our projected revenue growth. We also noted that no other factors had significantly changed from the assumptions used in the valuation report dated December 31, 2008 which utilized the valuation methodologies described above and accordingly arrived at a fair value of our common stock of $0.28 per share and granted options at an exercise price of $0.28 per share during this period.

        December 2009.    In connection with our stock option grants on December 31, 2009, we considered the factors and prior year valuation report described above, and any changes in the United States and global markets and their impact on our projected revenue growth since the grants in November 2009. We arrived at an initial fair value of our common stock of $0.28 per share and granted options at an exercise price of $0.28 per share. Upon receiving the January 1, 2010 valuation report in April 2010, which utilized the same methodologies as the December 31, 2008 valuation report but with more recent company and market data, we calculated a retrospective fair value of $0.57 per share and a corresponding intrinsic value of $0.29 per share, which will be charged to earnings over the respective vesting periods of the underlying stock options.

        April 2010.    In connection with our stock option grants in April 2010, we considered the factors and the valuation report of January 1, 2010 described in our December 2009 option grants above, and any changes in the United States and global markets and their impact on our projected revenue growth since the grants in December 2009. We arrived at a fair value of our common stock of $0.57 per share and granted options at an exercise price of $0.57 per share.

        August 2010.    In connection with our stock option grants in August 2010, we considered the factors and the valuation report described in our April 2010 option grants above, and any changes in the United States and global markets and their impact on our projected revenue growth and any changes in our projected operating results noting no significant changes since the grants in April 2010. We also noted that there were no changes in the key factors noted above related to the marketability discounts used to determine the fair value of our common stock Accordingly, we arrived at a fair value of our common stock of $0.57 per share and granted options at an exercise price of $0.57 per share.

        Given the uncertainty associated with valuing a private company, we believe the valuation analysis and factors considered by us and our board of directors was reasonable and sound in determining the fair value of our common stock through September 30, 2010. We did not begin to prepare for this offering until September 2010 and we did not hold our organization meeting until October 20, 2010. In future periods, we will assess the fair value of our common stock option grants taking into consideration the increased possibility of an initial public offering.

Income Taxes

        Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

        We may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Upon our adoption of the related standard, there was no liability for uncertain tax positions due to the fact that there were no material identified tax benefits that were considered uncertain positions.

        We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include historical earnings, our latest forecast of taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

        Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

        Prior to 2009, we incurred annual operating losses since inception. We did not benefit from these losses and only provided for state and foreign income taxes. In December 2010, based on current year income and projected income in future years, we concluded that it is more likely than not that the majority of the net deferred tax assets recorded would be realized. As such, we deemed it appropriate to decrease our valuation allowance by $12.3 million.

        As of December 31, 2010, we had federal net operating loss carryforwards of approximately $19.8 million, and state net operating loss carryforwards of approximately $33.6 million. The federal net operating loss carryforwards will begin to expire in 2021, and the state net operating loss carryforwards will begin to expire in 2012.

Recent Accounting Pronouncements

Accounting Standards Codification

        As of September 30, 2009, we adopted ASC 105, Generally Accepted Accounting Principles, which establishes the Federal Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, as the single source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. ASC 105 and the codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification will become non-authoritative. The FASB will issue Accounting Standards Updates, which will serve only to update the codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the codification. As the codification does not change GAAP, it does not have a material impact on our consolidated financial statements.

Disclosures about Credit Risk

        In July 2010, the FASB issued Accounting Standards Update, or ASU, 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This requires enhanced disclosures on a disaggregated basis about: the nature of the credit risk inherent in the portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes and reasons for those changes in the allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of this guidance on disclosures is not expected to have a significant impact on our financial position, results of operations, cash flows or disclosures with regard to financing receivables.

Non-controlling Interest

        In January 2010, the FASB issued ASU 810, Consolidation, a clarification of scope with regard to accounting for non-controlling interest in consolidation. We adopted this new guidance on January 1, 2009 via retrospective application of the presentation and disclosure requirements. As a result of the adoption of this guidance, we reclassified the portion of the non-controlling interest relating to common stock to stockholders' deficit during 2009. The provisions of the standard were applied to all non-controlling interests prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. The adoption of this amendment did not have a material effect on our financial position, results of operations or cash flows.

Fair Value Measurements

        In January 2010, the FASB issued ASC 820, Fair Value Measurements and Disclosures, with amended guidance and issued a clarification with regard to disclosure requirements about fair market value measurement. A reporting entity is required to disclose separately information about purchases, sales, issuances, and settlements. We adopted this guidance beginning on January 1, 2010. The adoption of this amendment is not expected to have a material effect on our financial position, results of operations or cash flows.

Revenue Recognition for Multiple Element Arrangements

        In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, which amends and replaces the criteria for separating consideration in multiple-deliverable arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on vendor specific objective evidence, or VSOE, of fair value if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third-party evidence is available. It also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted for fiscal years beginning January 1, 2010. We expect to adopt ASU 2009-13 on January 1, 2011 and are in the process of assessing the impact on its consolidated financial statements.

Subsequent Events

        As of June 30, 2009, the company adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC 855 provides: the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively.

Business Combinations

        In April 2009 and December 2007, the FASB issued guidance in ASC 805, Business Combinations, addressing the recognition and accounting for identifiable assets acquired, liabilities assumed, and non-controlling interests in business combinations. We adopted the business combination provisions in September 2009. Adoption did not have a material impact on our results of operations, financial position, or cash flows.

BUSINESS

Overview

        Boingo makes it simple to connect to the mobile Internet.

        We make it easy, convenient and cost effective for individuals to find and gain access to the mobile Internet through high-speed, high-bandwidth Wi-Fi networks globally. Our solution includes easy-to-use software for Wi-Fi enabled devices such as smartphones, laptops and tablet computers, and our sophisticated back-end system infrastructure that detects and enables one-click access to our extensive global Wi-Fi network. Individuals use our solutions to access what we believe is the world's largest commercial Wi-Fi network, consisting of over 325,000 Wi-Fi locations, or hotspots, in over 100 countries at venues such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants.

        We have direct customer relationships with over 1.3 million users who have purchased our mobile Internet services in the past 12 months. We also provide solutions to our partners, which include telecom operators, cable companies, technology companies, enterprise software and services companies, and communications companies to allow their millions of users to connect to the mobile Internet through hotspots in our network. From 2008 to 2009, we grew our subscriber base from 74,000 to 140,000, a growth rate of 89%. As of December 31 2010, we have grown our subscriber base to over 200,000, an increase of 43% over the prior year.

        Individuals who are accustomed to the benefits of broadband performance at home and work are seeking the same applications, performance and availability on-the-go, through smartphones, laptops, tablet computers and other devices. We believe that this consumer demand has created a significant market opportunity that we are uniquely positioned to capture.

        We generate revenue from individual users, partners and advertisers. Individual users provide our primary source of revenue, by purchasing month-to-month subscription plans, that automatically renew, or hotspot specific, single-use access to our network. Our partners pay us usage-based network access and software licensing fees to allow their customers access to our network. We also generate revenue from telecom operators that pay us build-out fees and access fees so that their cellular customers may use our distributed antenna system, or DAS, at locations where we manage and operate the Wi-Fi network. We generate revenue from advertisers that seek to reach our users with display advertising, sponsored access and other promotional programs.

        We install, manage and operate wireless network infrastructure to provide Wi-Fi services at Boingo managed and operated hotspots that had more than 800 million visitors in 2009. We extend our network footprint through partnerships with over 125 network operators, such as British Telecommunications, China Telecom, KT Corp. (formerly Korea Telecom Corp.), France Telecom SA and T-Mobile USA Inc. The breadth of our network and functionality of our software provide individuals with a seamless user experience whether they access the mobile Internet through hotspots managed and operated by us or by our global partners. This also attracts leading communication and technology companies, such as Verizon and Skype, that do not operate Wi-Fi networks but want to leverage our capabilities to provide our mobile Internet services for their customers.

        We grew revenue from $56.7 million in 2008 to $65.7 million in 2009, an increase of 16%, we grew the corresponding Adjusted EBITDA from $6.9 million to $13.5 million, an increase of 95%, and we reduced the corresponding net loss attributable to common stockholders from $11.2 million to $4.2 million. We grew revenue from $65.7 million in 2009 to $80.4 million in 2010, an increase of 22%, we grew the corresponding Adjusted EBITDA from $13.5 million to $18.2 million, an increase of 35%, and we improved the corresponding net loss attributable to common stockholders from $4.2 million to net income attributable to common stockholders of $10.7 million. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 1 to "Selected Consolidated Financial Data."

Industry Overview

        Popular business and consumer applications such as streaming media, online games, social networking, cloud storage, software-as-a-service and video calling require high-speed, high-bandwidth Internet access. These data-intensive applications are driving an escalation in Internet data traffic. With the proliferation of smartphones, laptops, tablet computers and other Wi-Fi enabled devices, users expect to be able to access the same content and information while on-the-go. Global Internet data traffic on mobile Internet enabled devices is expected to grow to 6.3 exabytes per month by 2015, a 27 times increase compared to 2010, according to Cisco's Visual Networking Index.

        The adoption, growth and advancement of smartphones are key catalysts for the acceleration of high-speed, high-bandwidth, mobile Internet usage. The improved computing power, rich graphical user interfaces and Internet capabilities of these devices enable mobile users to make video calls or stream full-length movies, contributing to the vast expansion of the wireless consumption of data. For example, the average smartphone user generates ten times the amount of data traffic generated by the average non-smartphone user, according to Cisco's Visual Networking Index. In addition, the average iPhone user utilizes five to ten times more data per month than the average smartphone user—roughly 400 megabytes versus the typical 40-80 megabytes, according to Nielsen. Widely-used mobile applications allow individuals to access the same content and services on their smartphones and other mobile devices that they use at their homes or offices. According to Infonetics, the number of phone-based mobile broadband subscribers was 190 million in 2008 and is expected to reach 1.1 billion in 2014, representing a compound annual growth rate, or CAGR, of 35%.

        To cope with the significant increase in expected global mobile Internet data traffic, network operators are rapidly expanding their capacity and investing in technologies such as 3G and 4G cellular networks. IDC estimated that network operators were expected to spend $48.5 billion on capital expenditures in 2010 for their 2G and 3G cellular infrastructures. According to IDC, nearly 300 of these operators have deployed 3G and 4G networks in more than 120 countries. These investments, while necessary, are only a short-term solution not capable of meeting the long-term demand for data usage. To ease the strain of cellular networks by off-loading data, network operators have also been investing in Wi-Fi and emerging technologies such as Worldwide Interoperability for Microwave Access, or WiMAX and Super Wi-Fi, a new technology that has not yet been implemented.

        Wi-Fi provides higher speed and higher bandwidth per user in high density locations, and is simpler and less expensive to deploy than additional cellular network capacity. The benefits of, and consumer demand for, Wi-Fi have led hardware manufacturers to include Wi-Fi as a standard feature on laptops and tablet computers, and increasingly, smartphones, digital cameras and handheld media devices. Shipments of semiconductor chips that enable Wi-Fi connectivity are expected to grow from 454 million in 2009 to 929 million in 2013, according to IDC. Wi-Fi has become the standard protocol for residential and office wireless networks and is increasingly prevalent in public venues, such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants.

Challenges Facing Our Industry

        The mobile Internet is a complex and constantly evolving ecosystem, comprised of over a billion mobile Internet-enabled devices from dozens of manufacturers, which are powered by many different operating systems. Devices use different network technologies and must be configured with the appropriate software to detect and optimize a connection to the mobile Internet. This complexity is amplified as new device models and operating systems are released, new categories of devices become Internet-enabled, and new network technologies emerge.

        The increasing number of mobile Internet-enabled devices in this ecosystem is causing an even more rapid increase in data consumption. Despite spending billions of dollars every year to expand their networks, network and telecom operators still face capacity-strained networks. Innovations in broadband technologies such as 3G and 4G will not be sufficient to relieve the strain on networks.

Verizon has reported that its LTE upgrade will increase capacity four times; however, mobile data consumption is expected to increase by 27 times, as projected by Cisco's Visual Networking Index.

  Challenges facing individuals.

  •
  Poor quality of service for bandwidth intensive mobile applications.  Increasing data traffic is straining existing cellular networks, resulting in service quality issues and increasing user frustration. Inconsistent cellular coverage areas, weak signal strength and network congestion lead to reduced speed and connection reliability of cellular mobile data services. As a result, users experience slower download speeds and dropped data and voice connections.

  •
  Cost of mobile data services.  To access the mobile Internet, cellular service providers require their customers to pay for data plans. In anticipation of continuing dramatic increases in data usage, some cellular service providers are no longer offering unlimited data plans, replacing them with tiered, usage-based pricing data plans. Individuals, therefore, are increasingly seeking more cost effective alternatives for high-bandwidth connectivity.

  •
  Connectivity complexity.  Determining how to connect to the mobile Internet can be difficult. Available mobile Internet connectivity options vary widely based on device capabilities, data plans and network availability. For example, laptops may need special hardware and separate data plans to connect to cellular networks. Although Wi-Fi networks are commonly available, many users find the process of choosing a network, registering and signing on to be frustrating, time-consuming and confusing.

  Challenges facing network operators, telecom operators, technology companies and enterprise software and services companies.

  •
  Service differentiation.  Network operators, telecom operators, technology companies and enterprise software and services companies are under pressure to increase revenue and enhance customer loyalty. As a result, they are searching for new ways to attract new customers, retain existing customers and differentiate themselves by delivering a broader range of value added services. For example, telecom operators and technology companies wishing to provide wireless video or Voice over Internet Protocol, or VoIP, services often require the high-speed, high-bandwidth and reliable mobile Internet connectivity provided by Wi-Fi networks.

  •
  Geographic coverage.  Consumers demand wireless connectivity as they travel to areas outside their local service area. Financial, regulatory and geographic factors may prevent network operators and telecom operators from expanding their coverage areas to provide consistent wide-ranging access. As a result, network operators and telecom operators, wishing to provide seamless wireless connectivity to their customers as they travel outside their local service area, must establish roaming agreements with partners, which can be costly or difficult to achieve on favorable terms.

  •
  Capital intensive infrastructure.  In response to growing demand for mobile Internet access, telecom operators are under increasing pressure to invest in infrastructure. In the United States alone, AT&T and Verizon spent over $12.8 billion on capital expenditures in 2009 to increase their network capacity; however, with mobile data traffic growing exponentially, these improvements may not be sufficient to keep up with demand or offer adequate returns on investment. Additionally, because licensed wireless spectrum is a finite resource in many countries, adding capacity can be prohibitively expensive.

  Challenges facing venue operators.

  •
  Need to offer differentiated services.  Venue operators such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants seek to enhance the customer experience and attract new customers. As a result, venues increasingly offer Wi-Fi to attract individuals who seek to access the mobile Internet through smartphones, laptops, tablet computers or other mobile Internet-enabled devices.

  •
  Complexity and cost of providing Wi-Fi services.  Venue operators are often challenged by the complexity of deploying and managing a cost effective Wi-Fi solution. Many venue operators may not have the expertise or experience to provide a consistently high quality of service. Implementation and management of Wi-Fi infrastructure in large, densely populated locations such as airports, arenas, shopping malls, hotels and stadiums pose additional technical and customer care challenges.

The Boingo Solution

        We make it simple to connect to the mobile Internet. Our proprietary software, wholesale and retail billing system, extensive network and customer support services provide an easy, convenient and cost effective way for individuals to find and gain access to the mobile Internet. We are able to deliver highly reliable, high-speed mobile Internet connectivity with minimal capital investment.

        The following summarizes the key benefits of our solution to our constituents:

Constituents	Key Benefits
Individuals	• Connect to the mobile Internet with simple one-click access
• Gain access to a global network of over 325,000 hotspots
• Connect at speeds superior to 3G and 4G networks in high density locations
• Avoid high data use charges
• Choose from a variety of access plans

Telecom operators (for example, Verizon)	• Relieve capacity constraints on cellular networks by offloading traffic to Wi-Fi networks
• Enable bandwidth intensive applications such as video calling
• Improve quality of service for customers
• Reduce the need for capital intensive infrastructure investments
• Improve cellular coverage within buildings and other locations

Network operators (for example, British Telecommunications)	• Offer their customers access to reliable, high-speed, high-bandwidth mobile Internet

Technology companies and enterprise software and services companies (for example, Skype and Fiberlink)	• Offer their customers access to reliable, high-speed, high-bandwidth mobile Internet • Utilize mobile Internet infrastructure required for service delivery

Venue operators (for example, Chicago O'Hare International Airport)	• Enhance customer experience • Differentiate service offering • Add an incremental revenue stream

Advertisers (for example, Google and American Express)

•       Provide additional marketing channel to reach consumers

•       Enable the use of location-based advertising and other mobile marketing initiatives which require individuals to be connected to the mobile Internet

        Key elements of our solution include:

        Simple connectivity.    We have developed a robust software client with an easy-to-use, intuitive interface that allows individuals to connect to any of our over 325,000 hotspots using Wi-Fi enabled devices. Our software client continuously monitors Wi-Fi network availability and notifies users on-screen when a Boingo hotspot is within range. Users can connect to the mobile Internet with a one-click confirmation and access our services within seconds of sign-up.

        Global reach.    We provide our users and partners with access to what we believe is the largest commercial Wi-Fi network in the world. Through Boingo managed and operated hotspots and our strategic partnerships, users have access to over 325,000 hotspots worldwide in venues such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants. We have exclusive agreements to manage and operate Wi-Fi services at airports representing 42% of passenger traffic in North America and 64% of passenger traffic in the United Kingdom, based on the most currently available data.

        Fast and reliable services.    We provide individuals with reliable, high-speed and high-bandwidth mobile Internet services. This enables users to access streaming media, play online games, use social networking applications, send and receive large email attachments, use cloud storage, use software-as-a-service, make video calls and use other data-intensive applications while on-the-go. Wi-Fi is a faster and less expensive mobile Internet connectivity solution than 4G in locations where there are many simultaneous users running high-bandwidth applications. For example, in Chicago O'Hare International Airport, the Boingo Wi-Fi solution provides 100 megabits per second of available throughput, or 640 kilobits per second for each simultaneous user. In comparison, LTE provides 17 megabits per second of available throughput, or 110 kilobits per second for each simultaneous user. A Boingo user at O'Hare would realize speeds that are almost six times faster than LTE. As a result, a Boingo user at O'Hare can stream high definition video, whereas on LTE streaming even standard definition video would be problematic.

        Scalable and adaptable.    We have designed our mobile Internet platform to enable flexible and rapid expansion of our network infrastructure and real-time configuration updates. This allows our wholesale partners to easily deploy Wi-Fi enabled devices and offer services such as streaming video and VoIP on our network, and allows their users to access new hotspots as soon as they are deployed.

        Turn-key solution.    We install, manage and operate the wireless network infrastructure to provide Wi-Fi services at Boingo managed and operated hotspots. As a result, venue operators can easily implement a turn-key Wi-Fi solution with no initial investment or ongoing costs.

        Online marketing platform.    We provide an online marketing platform to our partners. Individuals who visit our landing page at Boingo managed and operated hotspots receive promotions from our partners or advertisers.

        Flexible and affordable payment options.    We offer individuals the ability to purchase access to any of our over 325,000 hotspots under a number of month-to-month plans tailored to fit their needs. Individuals are also able to purchase a variety of hotspot-specific single-use mobile Internet services through web-based sign up. On Apple iOS devices, individuals can purchase Boingo credits in the iTunes store.

Our Strategy

        We believe we are the leading global provider of commercial mobile Wi-Fi Internet solutions. Key elements of our strategy to extend that lead are to:

        Grow the installed base of our software.    Our goal is to have our software installed on as many Wi-Fi enabled devices as possible. We intend to achieve this by acquiring customers through our managed and operated hotspots, increasing the number of Boingo managed and operated hotspots worldwide and partnering with leading manufacturers of laptops, tablet computers, smartphones and eReaders to make our software available in their online application marketplaces, or their app stores, or to preload it on their devices. We will continue to focus on growing our managed and operated network and pursuing partnerships with technology and communication companies to increase the presence of our software.

        Leverage our neutral-host business model.    We will continue to leverage our position as a neutral-host mobile Internet services provider to venues, network operators, telecom operators and technology and enterprise software and services companies around the world. Venue operators value our neutral-host model because we allow their customers to access the venue's network, unlike our telecom operator competitors that traditionally advantage their own customers. This puts Boingo and venue operators in alignment from both an economic and a customer experience perspective. Our neutral-host model has allowed us to partner with telecom operators that often compete with one another. These telecom operators prefer to partner with Boingo as we do not compete for cellular subscribers.

        Invest in our software to enhance the customer experience.    We will continue to invest in our software to enhance our customer experience and maintain our competitive position as a technology leader. For example, we will focus on allowing our users to connect to free and open networks, integrating our software with leading social networking sites and extending our software further to support foreign languages. We are also focused on monetizing the capabilities of our software platform through location-based services, in-client advertising and e-commerce commissions.

        Expand our network.    We believe that we have the largest commercial Wi-Fi network in the world, and we intend to leverage this strategic advantage. In addition to expanding our managed and operated presence at airports, we are focused on increasing our presence at venues such as shopping malls, arenas, stadiums and quick service restaurants to address increasing customers' desire to access the mobile Internet through their smartphones, tablet computers and other mobile devices. For example, in 2010 we launched or signed agreements to launch our Wi-Fi services with three stadiums, one quick service restaurant franchise, four shopping malls and one convention center. We are actively pursuing similar opportunities. We also plan to increase the size of our network through new roaming agreements with other network and hotspot operators globally.

        Grow our business internationally.    We believe that the market for Wi-Fi mobile Internet services will grow rapidly in Europe and Asia as the penetration of smartphones and other Wi-Fi enabled devices increases. In 2010, we signed agreements with the British Airports Authority and Gatwick Airport Limited to exclusively manage and operate Wi-Fi services at seven major airports in the United Kingdom. We launched a Boingo unlimited Wi-Fi plan for the United Kingdom and Ireland in April 2010, and we plan to launch similar flexible, convenient and affordable plans as we expand our managed and operated locations internationally. With the addition of China Telecom and KT Corp. in 2010, we extended our footprint by approximately 80,000 locations. We plan to leverage this momentum to continue to increase our presence throughout Europe and Asia.

        Increase our brand awareness.    We continue to focus on ways to cost effectively increase exposure of the Boingo brand. We view Boingo managed and operated hotspots, where we control the user experience, as critical to building our brand and increasing usage of our solution. We also promote our brand through co-marketing arrangements with our partners and through periodic promotional and sponsorship activities. In addition, we are leveraging the reach of social media to promote our brand and interact with our customers.

Services

        Our solution makes it easy, convenient and cost effective for individuals to find and gain access to the mobile Internet through high-speed, high-bandwidth Wi-Fi networks globally.

        Retail.    We enable individuals to purchase mobile Internet access at Boingo managed and operated hotspots and select partner locations around the world. We offer a selection of month-to-month subscription and single-use access plans. Our most common plans are the $9.95 month-to-month laptop subscription, the $7.95 month-to-month mobile smartphone subscription and the single-use Boingo AsYouGo for laptops at $7.95 per day. Our single-use access plans provide unlimited access to a specific hotspot for a defined period of time, tolled from the time the user first logs on to the network. We intend to launch other flexible plans to meet the evolving needs of our customers.

Retail Plan	Device	Purchase Method
Subscription:
Boingo Unlimited	Laptop	Charge Card
Boingo Mobile	Smartphone(1)	Charge Card
Boingo Global	Laptop or Smartphone(1)	Charge Card
Boingo Wi-Fi Combo	Laptop and Smartphone(1)	Charge Card
Boingo UK	Laptop	Charge Card
Single-use:
Boingo AsYouGo	Laptop or Smartphone(1)	Charge Card
Boingo Wi-Fi Credits	Apple iOS devices	Apple iTunes
Boingo Exhibitor	Laptop or Smartphone(1)	Charge Card

(1)
Includes tablet computers.

        Wholesale.    Our integrated hardware and software platform allows us to provide a range of value-added services to network operators, technology companies, enterprise software and services companies, telecom operators and venue operators.

  •
  Roaming services.  We offer roaming services across our entire network of over 325,000 hotspot locations to our partners who can then provide mobile Internet services to their customers at these locations.

  •
  Platform services.  We license our proprietary software and provide software integration and development services to our platform services partners. This enables them to integrate our mobile Internet solution with their product and service offerings. Our solution includes our proprietary, patented techniques for wireless signal detection, presentation and network aggregation.

  •
  DAS infrastructure.  We offer our telecom operator partners access to our DAS infrastructure at certain Boingo managed and operated hotspot locations. We deploy our DAS infrastructure within airports and other locations that require additional signal strength to improve the quality of cellular services.

  •
  Turn-key solutions.  We offer our venue partners the ability to implement a turn-key Wi-Fi solution, with no initial investment, through a Wi-Fi network infrastructure that we install, manage and operate.

        In 2010, we generated wholesale revenues from a group of separate entities, all of which are affiliated with Verizon Communications, Inc., which collectively accounted for more than 10% of revenue.

        Advertising.    Our platform provides a valuable opportunity for advertisers to reach a targeted base of visitors to our landing pages with display advertising, sponsored access and other promotional programs. We offer display advertising based on impressions delivered by our platform. We also offer advertisers the opportunity to sponsor free wireless Internet access to individuals.

Our Network

        In 2006, we acquired Concourse Communications and its network of 12 managed and operated airports, which became the first Boingo managed and operated hotspots. In 2007, we acquired Sprint Spectrum's network of seven managed and operated airports and one non-exclusive airport, and in 2008 we acquired Opti-Fi Networks and its Wi-Fi hotspots, which included 25 airports and the Washington State Ferries.

        Through Boingo managed and operated hotspots and our strategic partnership arrangements, users have access to over 325,000 hotspots worldwide in venues such as airports, hotels, coffee shops, shopping malls, arenas, stadiums and quick service restaurants. We design, build, monitor and maintain the Wi-Fi network at Boingo managed and operated hotspot locations primarily located in the United States and Europe. Our strategic partnership arrangements with over 125 network operators allow us to extend our global network to over 100 countries worldwide.

Boingo hotspot locations by region as of December 31, 2010:

Region	Airport	Café / Retail	Convention Center	Hotel	Other(1)	Total
North America	271	2,320	41	3,435	2,412	8,479
South America	82	1,451	6	150	227	1,916
EMEA	214	15,599	321	13,156	160,382	189,672
Asia	154	28,714	233	15,520	95,452	140,073

Total	721	48,084	601	32,261	258,473	340,140

(1)
Includes schools and universities, offices, hospitals and public spaces.

Marketing and Business Development

        Our marketing and business development efforts are designed to cost effectively attract and retain new customers, expand our footprint of Wi-Fi hotspot locations and identify business partners that could leverage our network to provide mobile Internet services to their customers. We focus on efficient customer acquisition and brand building through our on-line presence, airport signage, public relations, market research and other promotional activities.

        We seek to maximize customer lifetime value by managing subscriber acquisition cost, extending customer life and determining appropriate pricing. We use information about subscriber behavior to help us retain customers and determine premium offerings. Our segmentation is focused at the product level, so that we provide the right product, plan and price for each customer in each region of the world where we operate. Our plans are available for essentially all Wi-Fi enabled devices and are priced on a month-to-month or per-use basis.

        We issue regular press releases announcing important partnerships and product developments and continually update our website with information about our network and services.

Development

        Our development efforts are focused primarily on increasing the ease of use and functionality of our software client, integrating our software client with our wholesale partners and continuing to adapt our technology to new operating systems and platforms. Our development model is based on a structured development process that incorporates Agile development practices so any deviations can be promptly corrected to improve reliability in our network and enhance customer satisfaction. We typically deliver product releases and feature enhancement on a semi-annual basis.

Technology

        Over the past 10 years, we have developed proprietary systems that include the Boingo software client; authentication, authorization and tracking systems; mediation and billing systems; and a real-time operational support and software configuration and messaging infrastructure.

  Boingo Software Client

        The Boingo software client is installed on Wi-Fi enabled devices such as smartphones, laptops and tablet computers. The key features of the Boingo software client include:

  •
  Simple user interface.  The Boingo software client provides individuals with an uncomplicated, user-friendly interface designed to streamline the Wi-Fi network connection process. The software monitors the availability of Wi-Fi hotspots in the Boingo network, presents a notification message of the hotspot identified and allows one-click user connections. In some devices, connection to a Boingo Wi-Fi hotspot occurs in the background, providing the user with a notification-free connectivity experience.

  •
  Support for all major operating system platforms.  The Boingo software client supports a wide range of laptop and mobile device operating systems, including Android, BlackBerry OS, iOS, Linux, Mac OS, Symbian, Unix and Windows.

  •
  Automatic updates.  The Boingo software client automatically receives identification information for new hotspot locations as they are added to the Boingo network, including any information needed to automatically identify and login to the network. Location information, allowing a user to find Boingo hotspots from the client, is also automatically updated. On all but embedded platforms, software updates are also automatically offered to a user when available.

  •
  Custom branding and flexible integration alternatives.  We offer wholesale customers the ability to integrate the Boingo software client into their products and services. Additionally, we offer wholesale customers the option to utilize a custom, rebranded reference design of the software client used in our retail customer offering.

  Authentication, Authorization and Tracking System

        Our proprietary authentication, authorization and tracking system enables the reliable, scalable and secure initiation and termination of user Wi-Fi sessions on the Boingo network. This system authenticates our network users across a wide variety of hotspots and network operators, through a normalized authentication protocol. Through the authorization process, custom business rules ensure user access based on specific service parameters such as location, type of device, service plan and account information. Our system also captures duration, data traffic, location, and type of device. We normalize and process this data from disparate providers for our use and for our wholesale partners.

  Mediation and Billing System

        Our mediation and billing system records and analyzes individual usage sessions required to bill for Wi-Fi usage. Users are charged based on variables such as pricing plan, device type, location and time of use. Our system consolidates usage session information, determines the user identity and applies the appropriate aggregation and flagging to ensure proper usage processing. Our system handles exceptions automatically. Exceptions that cannot be solved automatically are brought to the attention of the operations staff, who rectify any discrepancies. The billing system provides billing based on roaming relationship, user type, device type and account type. Boingo's retail customer mediation and billing is handled by the same infrastructure used for wholesale customer and billing, resulting in efficiencies of scale and operation.

  Software Configuration and Messaging System

        Our software configuration system provides real-time network configuration updates for over 682 networks and 115 detection and login methodologies used by the Boingo software client to access our network. Our software configuration system automatically registers new network definitions and login methodologies to allow individuals to connect to our hotspot locations. All supported platforms use a single configuration, providing a high level of operational and test efficiency. Our messaging system enables real-time customer notification and system interaction at login, based on location, network, user, account type, device and usage. This approach enables Boingo and our partners to deliver custom marketing or service messages.

Operations

        We provide significant operational support for Boingo managed and operated Wi-Fi hotspots and other hotspots in the Boingo network. For Boingo managed and operated Wi-Fi hotspots, we design, build, monitor and maintain the network. For roaming partners, we monitor hotspot uptime and report outages so that they can be quickly remedied. We have service level agreements with our roaming partners specifying minimum network uptime requirements.

        Our Wi-Fi deployments are based on the IEEE 802.11a, b, g and n standards and operate in the 2.4 GHz and 5 GHz unlicensed spectrum bands. Our deployments may also include DAS within venues requiring enhanced cellular coverage.

Retail Customer Support Services

        We provide support services to our retail customers 24 hours per day, 7 days per week, 365 days per year, by phone or email. Our website also contains a comprehensive list of responses to frequently asked questions, and we monitor and respond to social media communications regarding our services. We provide support services through our internal customer care department and we rely on a third-party provider for most of our standard customer support.

Competition

        The market for mobile Internet services and solutions is fragmented and competitive. We believe the principal competitive factors in our industry include the following:

  •
  price;

  •
  ease of access and use;

  •
  quality of service;

  •
  geographic reach;

  •
  bundled service offerings;

  •
  brand name recognition; and

  •
  flexible pricing plans.

        We believe we face no material direct competitors to our service offerings. Indirect competitors include telecom operators, WiMAX operators, cable companies, self-managed venue networks and smaller wireless Internet service providers. Some of these competitors have substantially greater resources, larger customer bases, longer operating histories and greater name recognition than we have. Others offer bundled data services with primary service offerings that we do not offer such as landline and cellular telephone service, cable or satellite television, media and fixed-line Internet. Many of our indirect competitors are also partners from whom we receive revenue when their customers access our network. We believe that we compete favorably based on geographic coverage, network reliability, quality of service, ease of use and cost.

Intellectual Property

        Our ongoing success will depend in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights and trademarks, as well as contractual restrictions.

        We have one issued patent which expires in 2022 and four patent applications pending in the United States, two of which are also pending in the European Patent Office, Canada, Japan, and South Korea. We intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is appropriate and cost effective.

        Our registered trademarks in the United States and the European Union include "Boingo Wireless", "Boingo", and "Don't just go. Boingo." We have filed other trademark applications in the United States and other countries.

        In addition to the foregoing protections, we control access to, and use of, our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by United States and international copyright laws.

Employees

        As of December 31, 2010, we had 135 employees, including 47 in development and technology, 49 in operations, 25 in business development and marketing and 14 in general and administrative. All of our employees are full-time employees. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good. As of December 31, 2010, we also had arrangements with a third-party call center provider in New York that provided us with approximately 44 contractors for retail customer support service and similar functions.

Facilities

        We currently lease approximately 25,100 square feet of space for our corporate headquarters in Los Angeles, California under a lease agreement that expires in November 2012. We have offices in Chicago, Illinois; Lake Success, New York; McKinney, Texas; Detroit, Michigan; and London, United Kingdom. We believe our current office facilities will be adequate for the foreseeable future.

Legal

        We are not presently a party to any material legal proceedings. From time to time, we may become involved in legal proceedings in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions as of March 18, 2011, are set forth below:

Name	Age	Position
David Hagan	50	President, Chief Executive Officer and Director
Edward Zinser	53	Chief Financial Officer
Niels Jonker	39	Chief Technology Officer
Colby Goff	37	Senior Vice President of Network Strategy and Business Development
Peter Hovenier	43	Senior Vice President of Finance
Sky Dayton(2)(3)	39	Chairman of the Board
Charles Boesenberg(1)	62	Director
Marc Geller(1)(3)	65	Director
Paul Hsiao(2)	39	Director
Shigeyuki Toya(1)	42	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

(3)
Anticipated Member of Nominating and Corporate Governance Committee.

        David Hagan has served as our Chief Executive Officer and a member of our board of directors since November 2004. He has also served as our President since 2001. Prior to joining us, Mr. Hagan served as Chief Executive Officer of FirstSource Corp., an e-commerce solutions provider, and as President and Chief Operating Officer of Ticketmaster Online CitySearch, an online ticket retailer and city website manager. Mr. Hagan has over 20 years experience in senior management roles in the telecommunications industry with Sprint in the United States and Canada. Mr. Hagan is Chairman of the Wireless Division of Consumer Electronics Association and a member of the CEA Board of Industry Leaders. He received a B.S. from the University of Kansas and an M.B.A. from Baker University. The board of directors determined that Mr. Hagan should serve as a director based on his position as our Chief Executive Officer and his understanding of the wireless industry.

        Edward Zinser has served as our Chief Financial Officer since January 2008. Prior to joining us, Mr. Zinser was Executive Vice President and Chief Financial Officer of THQ Inc., a developer and publisher of video games, from April 2004 to November 2007. He has also served in senior financial positions with Vivendi Universal, an international media conglomerate; IAC/InterActiveCorp, a media and entertainment conglomerate; and The Walt Disney Company, a media and entertainment conglomerate. He is a member of the board of directors and chairman of the audit committee of Universal Electronics Inc. Mr. Zinser received a B.S. in Management from Fairfield University and an M.B.A. in Finance from the University of Chicago Graduate School of Business.

        Niels Jonker has served as our Chief Technology Officer since February 2002. He served as our Vice President Engineering from June 2001 to February 2002. Prior to joining us, Mr. Jonker was the chief network architect at EarthLink, an Internet service provider. Before that, he was the director of systems and services at OneMain, an Internet service provider. Prior to OneMain, Mr. Jonker founded and built US Internet, an Internet service provider servicing the southeastern United States. He is the co-author of A Guide to Operating Systems. Mr. Jonker studied Computer Science at VU University in Amsterdam, The Netherlands.

        Colby Goff has served as our Senior Vice President of Network Strategy and Business Development since June 2005. He served as our Director Business Development from August 2001 to April 2003 and as our Vice President Network Strategy from April 2003 to June 2005. Prior to joining us, Mr. Goff was a member of the business development team for eCompanies, a start-up incubator. Mr. Goff received a B.A. in economics from Stanford University.

        Peter Hovenier has served as our Senior Vice President Finance since June 2007. He served as our Vice President Finance and Administration from June 2002 to June 2007. Prior to joining us, Mr. Hovenier was Vice President Finance and Administration of Frontera Corporation, an application service provider. Prior to Frontera, he held financial management positions with GeoCities, a web-hosting service; MGM Studios, a media company; and Wyndham Hotels Corporation, a hospitality company. In 1995, Mr. Hovenier became a Certified Public Accountant in the State of Washington. Mr. Hovenier received a B.A. in accounting from Western Washington University.

        Sky Dayton founded Boingo in 2001. He has served as chairman of our board of directors since our inception and as Chief Executive Officer from our inception until 2004. Prior to founding Boingo, Mr. Dayton founded EarthLink, an Internet service provider. He co-founded eCompanies, a start-up incubator; Business.com, a business-focused search engine; JAMDAT Mobile, a mobile games company; and Helio, a wireless carrier. Mr. Dayton also helped finance and build LowerMyBills, a consumer finance lead generation company; and Neopets, an online games company. Mr. Dayton is a member of the Warren Bennis Leadership Circle of the Center for Public Leadership at the Kennedy School at Harvard University. The board of directors determined that Mr. Dayton should serve as a director based on his long history with the company and experience with other growth companies.

        Charles Boesenberg has served as a member of our board of directors since March 2011. From 2002 to June 2006, Mr. Boesenberg served as the President and Chief Executive Officer at NetIQ Corporation and he also served as the Chairman of the board of directors at NetIQ Corporation from 2002 to June 2006. Mr. Boesenberg served as a director of Interwoven, Inc. from July 2006 to March 2009, as lead independent director of Maxtor Corporation from 2002 until May 2006, and as a director of Onyx Software Corporation from 2004 to 2005. Mr. Boesenberg serves on the board of directors of Silicon Graphics International Corp., Keynote Systems, Inc., Callidus Software Inc. and Ancestry.com Inc. Mr. Boesenberg holds an M.S. in Business Administration from Boston University and a B.S. from Rose Hulman Institute of Technology. The board of directors determined that Mr. Boesenberg should serve as a director based on his extensive experience serving on the boards of directors of other public companies, including experience dealing with corporate governance matters, and his executive management experience in other technology companies.

        Marc Geller has served as a member of our board of directors since 2003. Mr. Geller is Managing Director of Sternhill Partners, and he serves on the board of directors of a number of private companies. Prior to co-founding Sternhill Partners, he was a general partner with GC Technology Fund, L.P. He began his career at Coopers & Lybrand, before starting his own consulting practice that focused on investment and tax planning. He has been managing venture capital funds since 1995. He holds a B.A. from American University, J.D. from Suffolk University Law School and Master of Law degree from Boston University Law School. The board of directors determined that Mr. Geller should serve as a director based on his extensive experience in venture capital as well as his relationship with Sternhill Partners, one of our largest stockholders.

        Paul Hsiao has served as a member of our board of directors since 2006. Mr. Hsiao joined New Enterprise Associates, Inc., or NEA, in 2003 and is a partner in NEA's Menlo Park office. As a partner with NEA, Mr. Hsiao serves on the board of directors of a number of private companies. Prior to joining NEA, Mr. Hsiao co-founded Mazu Networks, a provider of network optimization solutions, which was acquired by Riverbed Technology. He began his career at Medtronic, Inc., a medical technology company, and McKinsey & Company, a management consulting firm. He received a B.S. in engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard University. The board of directors determined that Mr. Hsiao should serve as a director based on his extensive experience in venture capital as well as his relationship with NEA, one of our largest stockholders.

        Shigeyuki Toya has served as a member of our board of directors since 2009. Mr. Toya has been a general manager of the private equity department of Mitsui USA since 2009. He has over 15 years experience in financial business with Mitsui & Co., which has involved global asset and liability financial risk management, as well as experience with turnaround projects for companies affiliated with Mitsui. Currently, Mr. Toya focuses on buyout and growth capital investments. He is a graduate of the Sloan School of Management at the Massachusetts Institute of Technology. The board of directors determined that Mr. Toya should serve as a director based on his extensive experience in finance as well as his relationship with Mitsui, one of our largest stockholders.

Board Composition

        Our amended and restated certificate of incorporation that will become effective as of the closing of this offering provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year from and after the closing of this offering.

        We anticipate that Shigeyuki Toya will resign from the board of directors prior to the completion of this offering. Sky Dayton and David Hagan have been designated as Class I directors whose term will expire at the 2012 annual meeting of stockholders, assuming the completion of this proposed offering. Charles Boesenberg and Marc Geller have been designated as Class II directors whose term will expire at the 2013 annual meeting of stockholders, assuming completion of this proposed offering. Paul Hsiao and two vacancies have been designated as Class III directors whose term will expire at the 2014 annual meeting of stockholders, assuming completion of this proposed offering. Our amended and restated bylaws that will become effective as of the closing of this offering provide that the number of authorized directors may be changed only by a majority of our board of directors. Seven directors are currently authorized. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Independent Directors

        In January 2011 and March 2011, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Boesenberg, Dayton, Geller, Hsiao and Toya, representing five of our six directors, are "independent directors" as defined under the rules of the SEC and the NASDAQ Stock Market, or NASDAQ, and constitute a majority of our board of directors as required by the rules of the SEC and NASDAQ.

Selection Arrangements

        Our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. This agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors.

Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Board Leadership

        Our board of directors is led by our chairman. The chairman of the board chairs all meetings of our board of directors, including executive sessions. The chairman of the board also acts as liaison between the independent directors and management. We believe that having different people serving in the roles of chairman of the board and Chief Executive Officer is an appropriate and effective organizational structure for our company at this time. Separating these positions allows our chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management, while enabling our Chief Executive Officer to focus his time on our day-to-day business. The board of directors further recognizes the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow, as well as the time, effort and energy that our Chief Executive Officer is required to devote to his position. However, we also recognize that no single leadership model is right for all companies at all times, and that depending on the circumstances, other leadership models, such as having one person serving as both the chairman of the board and Chief Executive Officer, might become appropriate. Accordingly, the board of directors anticipates periodically reviewing its leadership structure.

Compensation Risk Assessment

        As part of its oversight of our compensation programs, our compensation committee has considered our executive officer and non-executive employee compensation programs as they relate to corporate risk management. Our compensation programs are currently relatively simple and consistent with practices of other companies in our industry, and our compensation committee has concluded that our compensation policies and practices are not likely to have a material adverse effect on us, including for the following reasons:

  •
  the compensation committee's retention of a high degree of discretion with respect to our management incentive compensation plan, as well as our use of multiple performance objectives in that plan and our use of a single incentive compensation plan in which the entire management team participates, together minimize the risk that might be posed by the short-term variable component of our compensation program; and

  •
  the long-term component of our compensation program, which to date has consisted of stock options, keeps our officers and employees appropriately focused on long-term entity-level growth through multi-year vesting schedules and by conveying value only if we succeed in growing our business in a way that results in appreciation of the value of our stock over time.

Committees of the Board of Directors

        Our board of directors has an audit committee, a compensation committee and, prior to the completion of this offering, will have a nominating and governance committee, each of which has or will have the composition and responsibilities described below.

Audit Committee

        Our audit committee is responsible for, among other things:

  •
  selecting and hiring our independent auditors;

  •
  approving the audit and non-audit services to be performed by our independent auditors;

  •
  evaluating the qualifications, performance and independence of our independent auditors;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

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  discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

  •
  preparing the audit committee report and in our annual proxy statement;

  •
  reviewing and monitoring actual and potential conflicts of interest of members of our board of directors and officers; and

  •
  reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

        Our audit committee is currently composed of Messrs. Boesenberg, Geller and Toya. Mr. Boesenberg has been appointed the chairman of our audit committee and is an audit committee financial expert. Our board of directors has determined that each member of our audit committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations. We anticipate that Shigeyuki Toya will resign from our audit committee prior to this offering and Paul Hsiao will be appointed to the audit committee.

        Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee prior to this offering, and our audit committee's charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Following the completion of this offering, the full text of our audit committee charter will be posted on the investor relations portion of our website at www.boingo.com and will be available without charge, upon request in writing to Boingo Wireless, Inc., 10960 Wilshire Boulevard, Suite 800, Los Angeles, California 90024, Attn: Investor Relations.

Compensation Committee

        Our compensation committee is responsible for, among other things:

  •
  reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

  •
  reviewing and approving the following for our Chief Executive Officer and our other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control arrangements and any other benefits, compensation or arrangements;

  •
  reviewing the succession planning for our executive officers;

  •
  reviewing and recommending compensation goals and bonus and stock compensation criteria for our employees;

  •
  reviewing and recommending compensation programs for directors;

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  preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement;

  •
  administering, reviewing and making recommendations with respect to our equity compensation plans; and

  •
  reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

        Our compensation committee is currently composed of Messrs. Dayton and Hsiao, each of whom is a non-employee member of our board of directors. Mr. Hsiao has been appointed to serve as the chairman of our compensation committee. Upon completion of this offering, we expect that our compensation committee will be composed of Messrs. Boesenberg and Hsiao. Our board of directors has determined that each of Messrs. Boesenberg and Hsiao is independent under the applicable requirements of NASDAQ and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code.

        Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee's charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Following the completion of this offering, the full text of our compensation committee charter will be posted on the investor relations portion of our website at www.boingo.com and will be available without charge, upon request in writing to Boingo Wireless, Inc., 10960 Wilshire Boulevard, Suite 800, Los Angeles, California 90024, Attn: Investor Relations.

Nominating and Governance Committee

        Our nominating and governance committee will be responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

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  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

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  overseeing the evaluation of our board of directors and management;

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  recommending members for each board committee to our board of directors;

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  reviewing and monitoring our code of business conduct and ethics; and

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  reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

        Our nominating and governance committee will be composed of Messrs. Dayton and Geller. Mr. Dayton has been appointed the chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations.

        Our board of directors has adopted a nominating and governance committee charter that will become effective in connection with this offering. We believe that the composition of our nominating and governance committee, and our nominating and governance committee's charter and functioning, will comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

        Following the completion of this offering, the full text of our nominating and governance committee charter will be posted on the investor relations portion of our website at www.boingo.com and will be available without charge, upon request in writing to Boingo Wireless, Inc., 10960 Wilshire Boulevard, Suite 800, Los Angeles, California 90024, Attn: Investor Relations.

Code of Ethics and Business Conduct

        Our board of directors has adopted a code of ethics and business conduct that will become effective upon completion of this offering. The code of ethics and business conduct will apply to all of our employees, officers and directors. Following the completion of this offering, the full text of our code of ethics and business conduct will be posted on the investor relations portion of our website at www.boingo.com and will be available without charge, upon request in writing to Boingo Wireless, Inc., 10960 Wilshire Boulevard, Suite 800, Los Angeles, California 90024, Attn: Investor Relations. We intend to disclose future amendments to certain provisions of our codes of ethics and business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        In March 2011, our board of directors adopted a compensation program for our non-employee directors. Accordingly, the chairman of the board will be entitled to receive an annual cash retainer of $25,000 and each other non-employee member of our board of directors will be entitled to receive an annual cash retainer of $20,000. In addition, the chair of our audit committee, compensation committee, and nomination and corporate governance committee will be entitled to an annual cash retainer of $15,000, $10,000, and $6,000, respectively, and each non-employee director serving on each such committee will be entitled to an annual cash retainer of $5,000, $4,000, and $3,000, respectively. Mr. Dayton, the chairman of our board of directors, has notified us that he will decline any cash retainers for his service on our board of directors.

        Upon completion of this offering, non-employee directors will be entitled to an initial stock option award to purchase 120,000 shares of our common stock upon such director's election to our board of directors. Such options will vest after 12 months of board service, and will also vest in full if there is a change in control while the director remains in our service. Each year thereafter, each non-employee director continuing to serve on our board following our annual stockholders meeting will receive an annual stock option award to purchase 60,000 shares of our common stock. Each annual option will vest after 12 months of board service, and will also vest in full if there is a change in control while the director remains in our service. All such options will have an exercise price equal to the fair market value of our common stock on the date of the award. For further information regarding our equity compensation programs, see "Executive Compensation—Equity Plans—2011 Equity Incentive Plan."

        We also have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This compensation discussion and analysis reviews and discusses our compensation programs and policies for the executive officers named in our Summary Compensation Table. This compensation discussion and analysis, which should be read together with the compensation tables and related disclosures included below, contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding our compensation decisions and programs.

        The executive officers named in our Summary Compensation Table, referred to as our named executive officers, are: David Hagan, Chief Executive Officer; Edward Zinser, Chief Financial Officer; Niels Jonker, Chief Technology Officer; Colby Goff, Senior Vice President, Network Strategy & Business Development; and Peter Hovenier, Senior Vice President, Finance.

General Overview and Objectives of our Executive Compensation Programs

        Historically, our compensation programs have aimed to conserve cash while attracting and retaining executive officers who are highly motivated to grow our business in the long term. As with other emerging companies in the wireless industry and the technology sector generally, we sought to emphasize equity compensation, primarily in the form of stock options, with less emphasis on base salaries and cash bonuses. Our board of directors sought to align the interests of management and stockholders by motivating the management team to grow the business in the long term.

        We recognize that our success depends to a great degree on the integrity, knowledge, imagination, skill, diversity and teamwork of our employees. To this end, we designed, and intend to modify as necessary, our compensation and benefits program and philosophy in order to attract, retain and motivate talented, highly qualified and committed executive officers who share our business goals and corporate values. In doing so, we strive to reward clear, easily measured performance goals that keep our executive officers focused on accomplishing our long-term business objectives, while offering sufficient fixed compensation to remain competitive within our industry and geography. We expect to continue to emphasize this approach in the future.

        The principal objectives of our executive compensation programs are:

  •
  attracting, retaining and motivating talented and experienced executives;

  •
  rewarding executives whose knowledge, skills and performance are critical to and demonstrably contribute to our success; and

  •
  incentivizing our executives to manage our business as a team.

Compensation Overview

        As we prepared for this offering in late 2010, our board of directors took a number of steps to assess our executive officer compensation programs so that they would appropriately motivate and retain our management team as we transitioned to being a public company. We engaged an independent compensation consultant to help our board of directors and compensation committee evaluate our compensation programs. This evaluation has been completed, and the compensation committee made no changes to 2010 base salaries or bonus targets for our named executive officers.

        In early 2011, our board of directors approved an increase to the base salaries of our named executive officers, established corporate financial objectives under our management incentive compensation plan, authorized option grants to employees, including our executive officers, to become effective upon the pricing of this offering, and authorized our compensation committee to negotiate severance benefit letters with our named executive officers.

        We intend to review our executive compensation programs annually and make adjustments to individual compensation as appropriate, although we may make off-cycle adjustments if our compensation committee determines such changes are appropriate.

Role of the Compensation Committee, Board of Directors and Management in Setting Executive Compensation

        Our compensation decisions have generally been made by our board of directors based upon recommendations from our compensation committee. Currently, Messrs. Dayton and Hsiao serve as the committee members. The compensation committee has overall responsibility for overseeing and, together with input from the full board of directors as the committee deems appropriate, approving the compensation of our Chief Executive Officer and other executive officers. For more information about our compensation committee, see "Management—Committees of the Board of Directors—Compensation Committee."

        We anticipate that our Chief Executive Officer will continue to make recommendations to our compensation committee regarding compensation for other executive officers. However, while our compensation committee will consider our Chief Executive Officer's recommendations, it need not adopt these recommendations and may adjust them as it deems appropriate together with input from the full board of directors. The committee has authority to approve all compensation decisions regarding our executive officers, although our board of directors also retains concurrent authority. After this offering, the committee will primarily be responsible for compensation decisions. The committee may from time to time refer matters to the entire board of directors in order to obtain input from other directors prior to making a decision and, if appropriate, may submit matters for approval by the full board of directors.

Independent Compensation Consultant and Peer Group

        Our compensation committee has the authority to engage the services of outside consultants to assist it in making decisions regarding our executive compensation programs. In late 2010, as part of a comprehensive review of our executive compensation programs in preparation for this offering, our compensation committee retained Radford, an Aon Hewitt company, as its independent compensation consultant to advise the committee in matters regarding the compensation of our executive officers and our board of directors. Neither the company nor our board of directors had previously worked with Radford, which was selected in part because of its experience providing independent advice regarding compensation matters to boards of directors of companies and access to market data regarding compensation practices in the technology sector.

        The compensation committee believes that recruiting talented executives in the wireless industry generally is competitive, and in our segment of this industry, it is particularly challenging to identify, recruit and retain experienced executives with the expertise we require. The compensation committee is focused on retaining our current executive team in light of these competitive conditions, because losing key management in the period following this offering could have an adverse effect on our business.

        The compensation committee instructed Radford to provide relevant market data against which to evaluate our existing executive compensation arrangements, assist it in that evaluation with the goal of harmonizing our compensation programs for executive officers with our overall compensation philosophy and strategic directives, and develop recommendations for Chief Executive Officer, executive officer and director compensation.

        Radford helped the compensation committee identify appropriate market data against which to compare our executive compensation levels and programs. Specifically, our compensation committee reviewed market data drawn from the 2011 Radford Global Technology Survey.

        With the assistance of Radford, the compensation committee identified the following companies in our industry that will form the peer group of companies against which they intend to review, compare and evaluate our executive officer compensation program:

Constant Contact, Inc.	Netsuite Inc.
Demand Media, Inc.	Neutral Tandem, Inc.
Gamefly, Inc.	OpenTable, Inc.
Green Dot Corporation	ReachLocal, Inc.
Limelight Networks, Inc.	RealPage, Inc.
LivePerson, Inc.	Solarwinds, Inc.
LogMeIn, Inc.	Synchronoss Technologies, Inc.
Motricity, Inc.

To date, our compensation committee has used the compensation data from the peer group companies as a reference point for purposes of evaluating our executive compensation programs and has not used the data to target any particular level of compensation for our executive officers.

Elements of Compensation

        Our executive compensation program currently includes the following components:

  •
  annual base salary;

  •
  annual cash incentive bonuses;

  •
  stock options; and

  •
  certain benefits upon involuntary termination of employment under specified circumstances.

        The weight of each of these components has not to date been determined by any particular formula, although our overall mix of total compensation has emphasized stock options for their long-term incentive and retention value. The specific mix of components has been and will continue to be within the discretion and business judgment of our board of directors and the compensation committee, which have placed greater emphasis on considerations specific to the individual holding a particular executive position than on general market data.

  Base Salary

        We provide a base salary to our named executive officers to compensate them for services rendered on a day-to-day basis during the year and to provide sufficient fixed cash compensation to allow them to focus on their ongoing responsibilities. The base salaries of all executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance as well as market conditions. The annual base salary for each of our named executive officers in 2010 was as follows: Mr. Hagan—$374,400; Mr. Zinser—$311,220; Mr. Jonker—$238,493; Mr. Goff—$234,520; and Mr. Hovenier—$214,200.

        In connection with its general review of executive officer compensation and peer group data provided by Radford, our compensation committee approved an increase in base salaries of our named executive officers in 2011 as follows: Mr. Hagan—$414,498; Mr. Zinser—$335,184; Mr. Jonker—$248,033; Mr. Goff—$243,901; and Mr. Hovenier—$225,000.

  Annual Cash Incentive Bonuses

        We use annual cash incentive bonuses to reward our named executive officers for the achievement of company performance goals. Each year, we adopt a management incentive plan to motivate and reward our senior executives, including our named executive officers, to attain specific short-term performance objectives that, in turn, further our long-term business objectives. These objectives are based upon corporate targets, rather than individual objectives. In setting target payout levels under our annual management incentive compensation plan, our board of directors and compensation committee considered historical payouts, the total cost to the company should performance objectives be achieved and our retention needs. The compensation committee retains discretion to reduce or eliminate payment under our management incentive plan.

        Our 2010 management incentive plan included two components, one based on achievement of specified corporate financial objectives, which we refer to as the financial component, and the other based upon achievement of enumerated strategic initiatives, which we refer to as the strategic component. The financial component includes four financial targets, each with an established threshold and maximum achievement level. The relative weighting of each element is as follows:

Financial Objective	% Relative Weighting	2010 Target Level Achievement ($)	Actual 2010 Achievement Metrics ($)(3)
Revenue	60	79.3 million	80.4 million
Free cash flow(1)	20	9.7 million	12.9 million
Adjusted EBITDA(2)	15	19.3 million	18.2 million
Net income	5	8.1 million	15.7 million

(1)
Free cash flow is calculated as net cash provided by operating activities less purchases of property and equipment.

(2)
For a discussion of Adjusted EBITDA, see footnote 1 to "Selected Consolidated Financial Data."

(3)
In determining actual 2010 achievement of financial objectives, our board of directors excluded the financial impact of certain one-time expenses related to this offering and the net income benefit due to the realization of a deferred tax asset.

        The plan provides for payment for performance below each of the financial target levels only if performance is above a specified threshold, as well as payment for performance above each of the financial target levels in the event of overachievement. For each financial target, achievement of the target equates to 100% of the bonus payout and for up to 120% of the target, there is a bonus payout of 170%. With respect to the revenue objective, underachievement at the floor of 90% of the financial target results in a bonus payout of 30% for the objective, while with respect to the three other financial objectives, underachievement at the floor of 70% of the financial target results in 30% of the bonus payout for the objective. Below the floor levels of each of the financial targets, there is no target payout. In the event of any under- or over-achievement, straight-line interpolation is applied from target levels.

        The strategic component includes three objectives, which relate to major wholesale or retail distribution, expansion of our managed and operated network and establishment of a service provider business model. A named executive officer must achieve any two of these objectives in order to achieve the full target-level bonus payout. While this strategic component permits a discretionary payout in the event of under-achievement, it does not incorporate any over-achievement potential.

        Target bonuses for our named executive officers under the 2010 plan were as follows:

	Fiscal 2010 Bonus Potential
Executive Officer	% Bonus Financial Component(1)	% Bonus Strategic Component(1)	Target Bonus ($)
David Hagan	60	20	$299,520
Edward Zinser	50	20	$217,854
Niels Jonker	35	20	$131,171
Colby Goff	35	20	$128,986
Peter Hovenier	35	20	$117,810

(1)
Bonus targets are expressed as a percentage of the executive's base salary.

The board of directors met in January 2011 and determined that all three of the strategic objectives applicable under our 2010 management incentive plan had been achieved. They based this determination on the following developments that occurred during the year:

Objective	Achievement
Major wholesale or retail distribution	Agreement with a major retailer
Expansion of managed and operated network	Agreements with various parties
Establishment of service provider business model	Agreement with a major airport

        As a result of these achievements, the board of directors determined that all named executive officers would receive payment of the full amount of their 2010 bonus as it related to the strategic component, as follows: Mr. Hagan—$74,880; Mr. Zinser—$62,244; Mr. Jonker—$47,699; Mr. Goff—$46,904; and Mr. Hovenier—$42,840. These amounts were paid in January 2011. Our board of directors met in February 2011 and determined the achievement of the financial component applicable under the 2010 management incentive plan at a 120.4% level as follows: Mr. Hagan—$270,459; Mr. Zinser—$187,349; Mr. Jonker—$100,498; Mr. Goff—$98,824; and Mr. Hovenier—$90,261. In connection with this determination, our board of directors excluded certain one-time expenses and net income benefits.

        In addition to the 2010 management incentive plan bonuses, in January 2011, the compensation committee and board of directors considered the outstanding promissory note that we had accepted from our Chief Executive Officer when he purchased 1,450,000 shares of our common stock in January 2002 and determined to forgive the outstanding principal and accrued interest. As of the date of forgiveness, the aggregate principal and accrued interest totaled approximately $103,000. Mr. Hagan paid the applicable withholding taxes owed in connection with forgiveness of the note by delivering a check to us for the full amount. The committee and the board of directors determined that it was appropriate to forgive the amount outstanding under the note, in part in recognition of Mr. Hagan's performance over the prior years, and in part because a law enacted after issuance of the note requires that the note be paid in full many months prior to the date on which there will be a public trading market for our common stock.

        In March 2011, our compensation committee and board of directors approved a management incentive compensation plan that is largely consistent with our prior years' plans. The financial objectives include revenue, free cash flow, adjusted EBITDA, and net income. Although we did not include a strategic objective, the aggregate target bonuses as a percentage of base salary for our named executive officers remained the same as 2010, except that Mr. Hagan's aggregate target bonus was increased from 80% to 95% of his base salary.

  Stock Options

        We believe that equity-based awards encourage our named executive officers to focus on the long-term performance of our business. Our board of directors grants equity awards to executives and other employees in order to enable them to participate in the long-term appreciation of our stock price. Additionally, we believe our equity awards provide an important retention tool for our named executive officers, as they are subject to multi-year vesting. To date, we have not adopted stock ownership guidelines for our named executive officers.

        Our equity incentive plan has been the principal method for our named executive officers to acquire equity or equity-based interests in the company. We historically granted equity-based awards in the form of stock options, including options granted at the commencement of employment and additional awards, generally each year. For information regarding vesting acceleration provisions applicable to the options held by our named executive officers, see "Executive Compensation—Potential Payments Upon Termination or Change of Control."

        The size of the initial option grant made to each named executive officer upon joining our company is primarily based on competitive conditions applicable to the named executive officer's specific position. We also consider the number of shares underlying options granted to other executives in comparable positions within our company using a model that considers options awarded as a percentage of shares outstanding. For subsequent option grants to our named executive officers, our compensation committee receives input from our Chief Executive Officer and expects to receive input from its compensation consultants in the future.

        In recent years, our named executive officers have received a new hire option grant that vests with respect to 25% of the shares when the holder completes 12 months of continuous service after the initial vesting date and with respect to the balance in a series of 36 successive equal monthly installments thereafter. In the event we are acquired before the holder's service with us terminates, an additional 50% of the then unvested shares subject to the option vest. If the holder's service terminates under certain circumstances within 12 months following the date of an acquisition, then the shares subject to the option will be 100% vested as of the date of the termination of service. We refer to this as our standard vesting schedule. Subsequent grants are generally made on an annual basis, or in recognition of a promotion or extraordinary performance, and generally vest on our standard vesting schedule. In order to retain and motivate employees, we attempt to ensure that our executives have a sufficient number of unvested options that will help the individual remain focused on our long-term objectives. All options are granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In March 2011, our board of directors reviewed the total equity holdings of all of our employees, including our named executive officers. Based on that review, our board of directors determined that, given their lengthy tenure, our named executive officers were already substantially vested in their existing options, therefore we provided incentive value beyond the date of this offering.

        As a result, our board of directors committed to grant a significant number of options to all employees, including our named executive officers. Such options will become effective upon the closing of this offering, have an exercise price equal to the public offering price on the cover page of this prospectus, and vest over a period of five years, with no vesting during the first year.

        The number of options to be granted to our named executive officers is as follows: Mr. Hagan—1,888,889 shares; Mr. Zinser—1,333,333 shares; Mr. Jonker—1,333,333 shares; Mr. Goff—777,778 shares; and Mr. Hovenier—666,667 shares. In determining the level of these grants, our board of directors considered the total number of vested and unvested options held by each officer, the officer's performance within his specific role at the company, and the total number of shares to be granted to all employees.

        In light of these option grants, we do not anticipate granting a significant number of additional options to our existing named executive officers prior to 2014. For further information regarding our equity compensation programs, see "Executive Compensation—Equity Plans—2011 Equity Incentive Plan."

        We do not have, nor do we plan to establish, any program, plan or practice to time stock option grants in coordination with releasing material non-public information, nor do we have any established grant schedule.

  Severance and Change of Control Benefits

        We have entered into an employment agreement that provides specified benefits to Mr. Hagan, including salary continuation and vesting acceleration of equity awards in the event that he experiences an involuntary termination of employment under specified circumstances prior to and following a change of control. Likewise, our employment agreement with Mr. Zinser provides for salary continuation and partial vesting acceleration of stock options in the event that he experiences an involuntary termination of employment without cause. The terms of these agreements are described below in "—Severance or Employment Agreements." Our board of directors believes that it is necessary to offer senior members of our executive team benefits provided under these agreements to ensure that they remain focused on executing our strategic plans, including in the event of a proposed or actual acquisition.

        In connection with this offering, we intend to enter into new employment agreements with our named executive officers to provide for severance benefits upon an involuntary termination of employment under specified circumstance prior to and following a change of control.

  Perquisites

        We do not provide any perquisites or other personal benefits to our named executive officers.

  Benefits

        We provide the following benefits, which we believe are typical of the companies with which we compete for employees, to our named executive officers on the same basis provided to all of our employees:

  •
  health, dental and vision insurance;

  •
  life insurance and accidental death and dismemberment insurance;

  •
  a 401(k) plan;

  •
  an employee assistance plan;

  •
  short and long-term disability insurance;

  •
  a medical and dependent care flexible spending account; and

  •
  a health savings account.

Tax Considerations

        We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code, or code. Section 280G of the code provides that executive officers, directors who hold significant stockholder interests and other specified service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A of the code also imposes additional significant taxes should an executive officer, director or other service provider receive deferred compensation that does not meet the requirements of Section 409A.

        Section 162(m) of the code disallows a deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for the Chief Executive Officer and certain other highly compensated officers, unless the compensation is performance based, as defined by Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer's total compensation to exceed $1.0 million. Option spread compensation from options that meet specified requirements will not be subject to the $1.0 million cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1.0 million limitation until the earliest of the expiration of the plan, a material modification of the plan, issuance of all the employer stock and other compensation provided for by the plan, or the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which this offering occurs. While our compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in future compensation decisions.

Effect of Financial Restatement on Certain Compensation

        The compensation committee has not adopted a policy as to whether or not we will make retroactive adjustments to or require recovery of any cash or equity-based incentive compensation paid to the named executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. We will comply with applicable laws and regulations requiring any such adjustments to or recovery of incentive compensation in connection with a financial restatement.

2010 Summary Compensation Table

        The following table provides information concerning the compensation paid to our principal executive officer, principal financial officer, and our next three most highly compensated executive officers during 2010. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David Hagan Chief Executive Officer	2010	374,400	345,339	7,599	727,338
Edward Zinser Chief Financial Officer	2010	311,220	249,593	249	561,062
Niels Jonker Chief Technology Officer	2010	238,493	148,197	7,533	394,223
Colby Goff Senior Vice President, Network Strategy and Business Development	2010	234,520	145,728	6,526	386,774
Peter Hovenier Senior Vice President, Finance	2010	214,200	133,101	7,514	354,815

2010 Grants of Plan-Based Awards

        The following table sets forth each plan-based award granted to our named executive officers during 2010. We did not grant any equity awards to our named executive officers during 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)
David Hagan:
Financial component	2010	67,392	224,640	381,888
Strategic component	2010	74,880	74,880	74,880
Edward Zinser:
Financial component	2010	46,683	155,610	264,537
Strategic component	2010	62,244	62,244	62,244
Niels Jonker:
Financial component	2010	25,042	83,473	141,903
Strategic component	2010	47,699	47,699	47,699
Colby Goff:
Financial component	2010	24,625	82,082	139,539
Strategic component	2010	46,904	46,904	46,904
Peter Hovenier:
Financial component	2010	22,491	74,970	127,449
Strategic component	2010	42,840	42,840	42,840

(1)
Amounts represent awards granted under our 2010 management incentive compensation plan, which were based on the achievement of certain financial and strategic objectives in 2010. These columns show the awards that were possible at the threshold, target and maximum levels of performance. The column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table shows the actual awards earned in

  2010 by our named executive officers under our 2010 management incentive compensation plan. These amounts were paid in 2011. For more information about our 2010 management incentive plan, see "—Compensation Discussion and Analysis."

Outstanding Equity Awards at 2010 Year-End

        The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2010. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to the options held by our named executive officers, see "—Potential Payments Upon Termination or Change of Control" below.

	Option Awards
Name	Date of Grant		Initial Vesting Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David Hagan	07/01/02	(1)	07/01/02	290,000	—	0.15	07/01/12
	11/18/03	(1)	11/18/03	764,569	—	0.15	11/18/13
	03/02/04	(1)	01/01/04	348,000	—	0.15	03/02/14
	12/21/04	(1)	11/11/04	1,794,000	—	0.15	12/21/14
	03/07/07	(1)	08/31/06	1,943,216	—	0.28	03/07/17
	08/21/07	(3)	06/15/07	2,424,506	1,039,074	0.28	08/21/17
	12/31/09	(1)	12/31/09	55,000	165,000	0.28	12/31/19
	12/31/09	(2)	12/31/09	—	220,000	0.28	12/31/19
Edward Zinser	02/26/08	(1)	01/28/08	1,871,990	695,310	0.28	02/26/18
	04/22/09	(1)	11/18/08	122,396	112,604	0.28	04/22/19
	12/31/09	(1)	12/31/09	50,000	150,000	0.28	12/31/19
	12/31/09	(2)	12/31/09	—	200,000	0.28	12/31/19
Niels Jonker	05/07/02	(1)	02/13/02	150,000	—	0.15	05/07/12
	07/01/02	(1)	07/01/02	94,000	—	0.15	07/01/12
	03/02/04	(1)	01/01/04	112,800	—	0.15	03/02/14
	08/25/04	(1)	08/25/04	138,200	—	0.15	08/25/14
	08/16/05	(1)	08/16/05	250,000	—	0.15	08/16/15
	03/07/07	(1)	08/31/06	445,500	—	0.28	03/07/17
	08/21/07	(1)	06/15/07	229,758	32,822	0.28	08/21/17
	04/22/09	(1)	11/18/08	119,792	110,208	0.28	04/22/19
	12/31/09	(1)	12/31/09	43,750	131,250	0.28	12/31/19
	12/31/09	(2)	12/31/09	—	175,000	0.28	12/31/19
Colby Goff	07/01/02	(1)	07/01/02	50,000	—	0.15	07/01/12
	02/19/03	(1)	02/19/03	100,000	—	0.15	02/19/13
	03/02/04	(1)	01/01/04	40,000	—	0.15	03/02/14
	08/25/04	(1)	08/25/04	160,000	—	0.15	08/25/14
	08/16/05	(1)	06/01/05	477,000	—	0.15	08/16/15
	03/07/07	(1)	08/31/06	367,000	—	0.28	03/07/17
	08/21/07	(1)	06/15/07	462,945	66,135	0.28	08/21/17
	04/22/09	(1)	11/18/08	119,792	110,208	0.28	04/22/19
	12/31/09	(1)	12/31/09	43,750	131,250	0.28	12/31/19
	12/31/09	(2)	12/31/09	—	175,000	0.28	12/31/19

	Option Awards
Name	Date of Grant		Initial Vesting Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Peter Hovenier	07/01/02	(1)	06/03/02	200,000	—	0.15	07/01/12
	07/01/02	(1)	07/01/02	40,000	—	0.15	07/01/12
	03/02/04	(1)	01/01/04	48,000	—	0.15	03/02/14
	08/25/04	(1)	08/25/04	62,000	—	0.15	08/25/14
	10/31/05	(1)	10/31/05	150,000	—	0.15	10/31/15
	03/07/07	(1)	08/31/06	209,000	—	0.28	03/07/17
	08/21/07	(1)	06/15/07	388,065	55,437	0.28	08/21/17
	04/22/09	(1)	11/18/08	119,792	110,208	0.28	04/22/19
	12/31/09	(1)	12/31/09	25,000	75,000	0.28	12/31/19
	12/31/09	(2)	12/31/09	—	100,000	0.28	12/31/19

(1)
Shares underlying each option vest with respect to 25% of the shares when the holder completes 12 months of continuous service after the initial vesting date and with respect to the balance in a series of 36 successive equal monthly installments thereafter. In the event we are acquired before the holder's service with us terminates, an additional 50% of the then unvested shares subject to the option vest. If the holder's service terminates under certain circumstances within 12 months following the date of an acquisition, then the shares subject to the option will be 100% vested as of the date of the termination of service.

(2)
Subject to continuous service, 100% of the shares subject to the option vest on the earliest of the nine year anniversary of the initial vesting date, the one year anniversary of the effective date of the registration statement of which this prospectus forms a part, or when we are acquired.

(3)
Shares underlying each option vest with respect to 20% of the shares when the holder completes 12 months of continuous service after the initial vesting date and with respect to the balance in a series of 48 successive equal monthly installments thereafter. In the event we are acquired before the holder's service with us terminates, an additional 50% of the then unvested shares subject to the option vest. If the holder's service terminates under certain circumstances within 12 months following the date of an acquisition, then the shares subject to the option will be 100% vested as of the date of the termination of service.

Option Exercises and Stock Vested at 2010 Year-End

        None of our named executive officers exercised stock options or held any stock awards that vested during 2010.

Pension Benefits and Nonqualified Deferred Compensation

        We do not provide a pension plan for our employees, and no named executive officers participated in a nonqualified deferred compensation plan during 2010.

Potential Payments Upon Termination or Change of Control

        The following table describes the potential payments and benefits upon termination of employment of each named executive officer, as if each officer had terminated employment on December 31, 2010. See the section titled "—Severance or Employment Agreements."

Name	Benefit(1)	Termination Other Than For Cause or Voluntary Resignation for Good Reason ($)	Termination Other Than for Cause or Voluntary Resignation for Good Reason within 12 Months after a Change of Control ($)
David Hagan(2)(3)	Cash Severance	336,960	374,400
Vesting of Options
Total Value
Edward Zinser(4)	Severance	155,610	155,610
Vesting of Options
Total Value
Niels Jonker	Severance	—	—
	Vesting of Options	—	—
	Total Value	—	—
Colby Goff	Severance	—	—
	Vesting of Options	—	—
	Total Value	—	—
Peter Hovenier	Severance	—	—
	Vesting of Options	—	—
	Total Value	—	—

(1)
The value of vesting of stock options shown above assumes that the executive's qualifying termination of employment and change of control (if applicable) occurred on December 31, 2010, and was calculated by multiplying the number of unvested option shares that will accelerate by the excess of the fair market value of our common stock on December 31, 2010 (assuming that the fair market value of our common stock on that date was $    per share, which is the midpoint of the range set forth on the cover page of this prospectus) over the applicable exercise price per share.

(2)
If a qualifying termination of employment occurs prior to, or 12 months after, a change of control, Mr. Hagan is entitled to six months of base salary, pro rata payment of any accrued bonus, and six months of vesting credit under his outstanding stock awards. All outstanding unvested options held by Mr. Hagan on December 31, 2010 had an exercise price of $0.28 per share, and six months of vesting credit would result in the accelerated vesting of 428,858 option shares.

(3)
If a qualifying termination of employment occurs within 12 months following a change of control, Mr. Hagan is entitled to 12 months of base salary and full vesting of his outstanding stock awards. All 1,421,348 outstanding unvested options held by Mr. Hagan on December 31, 2010 had an exercise price of $0.28 per share.

(4)
If a qualifying termination of employment occurs, Mr. Zinser is entitled to six months of base salary and six months of vesting credit under his outstanding stock options. All outstanding unvested options held by Mr. Zinser on December 31, 2010 had an exercise price of $0.28 per share, and six months of vesting credit would result in the accelerated vesting of 425,288 option shares.

Severance or Employment Agreements

        We entered into an employment agreement with Mr. Hagan, our Chief Executive Officer, on August 23, 2001. Mr. Hagan's employment agreement was amended in December 2008 to comply with certain technical requirements imposed by Section 409A. Under his agreement, if Mr. Hagan is terminated without cause or resigns for good reason prior to, or more than 12 months following, a change of control, he will receive six months of base salary, a pro rata payment of any accrued bonus, and six months of vesting credit under his outstanding stock awards. If Mr. Hagan is terminated without cause or resigns for good reason within 12 months following a change of control, he will receive 12 months of base salary and full vesting of his outstanding stock awards.

        We entered into an employment agreement with Mr. Zinser, our Chief Financial Officer, on January 22, 2008. Mr. Zinser's employment agreement was amended in December 2008 to comply with certain technical requirements imposed by Section 409A of the Internal Revenue Code. Under his agreement, if Mr. Zinser is terminated without cause, he will receive six months of base salary and six months of vesting credit under his outstanding stock options.

Equity Plans

Amended and Restated 2001 Stock Incentive Plan

        Our Amended and Restated 2001 Stock Incentive Plan, or 2001 Plan, was adopted by our board of directors in June 2001, last amended in August 2007. Following the completion of this offering, no further awards will be made under our 2001 Plan, and it will be terminated. Options outstanding under the 2001 Plan will continue to be governed by their existing terms.

        Share Reserve.    We have reserved 31,920,700 shares of common stock for issuance under the 2001 Plan. If stock awards under the 2001 Plan are forfeited or repurchased thereafter, then shares subject to those stock awards will not become available for future awards. As of December 31, 2010, options to purchase 26,437,810 shares of common stock at exercise prices ranging from $0.06 to $0.57 per share, or a weighted average exercise price of $0.25 per share, remained outstanding under the 2001 Plan. An aggregate of 2,664,874 shares of restricted stock have been granted under the 2001 Plan. As of December 31, 2010, 1,035,326 shares of common stock remained available for future issuance.

        Administration.    Our board of directors has complete discretion to make all decisions relating to the 2001 Plan. Our board of directors may re-price outstanding options and modify outstanding awards in other ways, subject to the provisions of the 2001 Plan.

        Eligibility.    Employees, members of our board of directors, and consultants are eligible to participate in our 2001 Plan.

        Types of Awards.    Our 2001 Plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted stock.

        Options.    The exercise price for incentive stock options and nonstatutory stock options granted under the 2001 Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price of options by using cash or, with the consent of the plan administrator, tendering shares of common stock that the optionee already owns, or pursuant to a "same day sale" cashless exercise program through a broker.

        In general, the terms of options granted under the 2001 Plan may not exceed 10 years. Unless the terms of an optionee's option agreement provide otherwise, if an optionee's service relationship with us ceases for any reason other than disability, death or cause, the optionee may exercise the vested portion of any option for three months after the date of termination. If an optionee's service relationship with us terminates by reason of disability, the optionee generally may exercise the vested portion of any option for six months after the date of such termination. If an optionee's service relationship with us terminates by reason of death, a personal representative generally may exercise the vested portion of any option for 12 months after the date of such termination. If an optionee's service relationship with us terminates for cause, the option will terminate immediately. In no event, however, may an option be exercised beyond the expiration of its term. Options generally vest over a four-year period following the date of grant.

        Restricted Stock.    Restricted stock may be awarded under the 2001 Plan in return for such consideration as is determined by our board of directors.

        Change in Control.    In the event that a change of control occurs, a surviving entity in the transaction may assume or substitute similar stock awards for the outstanding options granted under the 2001 Plan. If the surviving entity does not assume or substitute for outstanding options granted under the 2001 Plan, options will accelerate in full and terminate in connection with the change of control.

2011 Equity Incentive Plan

        Our 2011 Equity Incentive Plan, or 2011 Plan, will become effective upon the completion of this offering.

        Our board of directors anticipates granting an aggregate of 9,967,813 options to employees (including 6,000,000 options to our named executive officers), under the 2011 Plan upon the completion of this offering. Such options will have an exercise price equal to the public offering price on the cover page of this prospectus, and vest over a period of five years, with no vesting during the first year.

        Share Reserve.    We will reserve 20,000,000 shares of our common stock for issuance under the 2011 Plan. The number of shares reserved for issuance under the 2011 Plan will be increased automatically on January 1st of each year over the term of the plan by a number equal to the least of:

  •
  4.5% of the shares of common stock outstanding on the last day of the prior year;

  •
  15,000,000 shares of common stock; or

  •
  the number of shares determined by our board of directors.

No more than 20,000,000 shares of common stock plus the additional shares added to the 2011 Plan each year may be issued upon exercise of incentive stock options. In general, if awards granted under the 2011 Plan are forfeited, repurchased, expire or are settled in cash, then the corresponding shares will again become available for awards under the 2011 Plan.

        Administration.    The compensation committee of our board of directors administers the 2011 Plan, unless our board of directors decides to administer the 2011 Plan directly. Subject to the terms of the 2011 Plan, the plan administrator has the complete discretion to make all decisions relating to our 2011 Plan, including repricing outstanding awards and modifying outstanding awards in other ways. The 2011 Plan may also be administered with respect to employees and consultants who are not executive officers by a secondary committee comprised of one or more members of our board of directors or, to the extent permitted by applicable law, one or more officers.

        Eligibility.    Employees, members of our board of directors, and consultants are eligible to participate in our 2011 Plan.

        Types of Award.    Our 2011 Plan provides for the grant of incentive and nonstatutory stock options, stock appreciation rights, restricted shares of our common stock, stock units, and performance cash awards.

        Options and Stock Appreciation Rights.    The exercise price of options, and the base price of stock appreciation rights, granted under the 2011 Plan may not be less than 100% of the fair market value of our common stock on the date of grant. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Optionees may pay the exercise price of options by using cash or, with the consent of the plan administrator, tendering shares of common stock that the optionee already owns, or pursuant to a "same day sale" cashless exercise program through a broker. Options and stock appreciation rights vest at the times determined by the plan administrator. Options and stock appreciation rights expire not more than 10 years after they are granted. They will generally expire earlier if the participant's service terminates earlier. No participant may receive options or stock appreciation rights under the 2011 Plan covering more than 10,000,000 shares in one calendar year, except that an employee may receive options or stock appreciation rights covering up to an additional 5,000,000 shares in the calendar year in which his or her employment begins. The plan administrator determines all of the other terms of options and stock appreciation rights granted under the 2011 Plan. The 2011 Plan allows the plan administrator to re-price options and stock appreciation rights. The plan administrator may also approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on such terms as the plan administrator determines.

        Restricted Shares and Stock Units.    Restricted shares and stock units may be awarded under the 2011 Plan in return for such form of payment as the compensation committee determines, including cash or services already provided or to be provided to us. Each award of restricted shares and stock units may or may not be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones, or a combination of both, as determined by the plan administrator. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both. No participant may receive restricted shares or stock units under the 2011 Plan covering more than 5,000,000 shares in one calendar year, except that an employee may receive restricted shares or stock units covering up to an additional 2,500,000 shares in the calendar year in which his or her employment begins.

        Performance Cash Awards.    Performance cash awards may be granted under the 2011 Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Internal Revenue Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. To the extent a performance cash award is not intended to comply with Section 162(m) of the Internal Revenue Code, our compensation committee may select other measures of performance.

        No participant may be paid more than $5,000,000 in cash in any calendar year pursuant to a performance cash award granted under the 2011 Plan.

        Transferability of Awards.    Unless the plan administrator provides otherwise, an award will generally not be transferable other than by beneficiary designation, a will or the laws of descent and distribution.

        Changes in Capital Structure.    In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under the 2011 Plan, the maximum number of shares by which the share reserve may increase automatically each year and the limit on incentive stock options, the maximum number of options, stock appreciation rights and performance-based restricted share and stock units awards that can be granted in a calendar year, and the number of shares and exercise price or strike price, if applicable, of all outstanding awards under the 2011 Plan.

        Corporate Transactions.    In the event that we are a party to a merger, consolidation, or a change in control transaction, all outstanding stock awards will be governed by the terms of the definitive transaction agreement or in a manner determined by our board of directors. Such treatment may include any of the following actions with respect to each outstanding stock award:

  •
  the continuation, assumption, or substitution of a stock award by a surviving corporation or its parent company;

  •
  the cancellation of options and stock appreciation rights, provided that participants be given an opportunity to exercise their awards prior to the closing of the transaction;

  •
  the acceleration of the vesting of a stock award followed by its termination prior to the closing of the transaction;

  •
  the cancellation of options and stock appreciation rights in exchange for a payment equal to the excess, if any, of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award; or

  •
  the cancellation of stock units in exchange for a payment equal to the value that the holder of each share of common stock receives in the transaction.

        For this purpose, a change in control transaction includes:

  •
  any person acquiring beneficial ownership of more than 50% of our total voting power;

  •
  the sale or disposition of all or substantially all of our assets; or

  •
  any merger or consolidation of the company where our voting securities represent 50% or less of the total voting power of the surviving entity or its parent.

        Our board of directors is not obligated to treat all stock awards, or portions thereof, in the same manner.

        Changes in Control.    In the event of specified change in control transactions, our board of directors may accelerate the vesting of stock awards (a) immediately upon the occurrence of the transaction, whether or not the stock award is continued, assumed, or substituted by a surviving corporation or its parent in the transaction, or (b) in connection with a termination of a participant's service following such a transaction.

        Amendments or Termination.    Our board of directors may amend or terminate the 2011 Plan at any time. If our board of directors amends the 2011 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2011 Plan will continue in effect for 10 years from its adoption date, unless our board of directors decides to terminate the plan earlier.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements with directors and named executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2008 and each currently proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeds $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

        All of the transactions set forth below were approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third-parties.

Employment Arrangements and Indemnification Agreements

        We intend to enter into employment agreements with each of our executive officers that include, among other things, compensation terms, provisions regarding payments upon termination in certain circumstances and confidentiality and non-competition provisions as described under "Executive Compensation—2010 Summary Compensation Table" and "Executive Compensation—Potential Payments Upon Termination or Change of Control."

        Prior to the completion of this offering, we plan to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement that we anticipate adopting provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, we anticipate that the form agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Policies and Procedures for Related Party Transactions

        As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the effectiveness of such audit committee charter, related party transactions were approved by our board of directors. Neither the board of directors nor the audit committee has adopted specific policies or guidelines relating to the approval of related party transactions. The members of our board of directors determine whether to approve a related party transaction in the exercise of their fiduciary duties as directors.

Loan Forgiveness

        On January 11, 2011, we forgave $103,000 owed to us by Mr. Hagan pursuant to a promissory note that he executed in January 2002 to acquire 1,450,000 shares of our common stock.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table provides information concerning beneficial ownership of our capital stock as of December 31, 2010, and as adjusted to reflect the sale of the common stock being sold in this offering, by:

  •
  each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  the selling stockholders.

        The following table lists the number of shares and percentage of shares beneficially owned based on 143,406,934 shares of common stock outstanding as of December 31, 2010. The table also lists the applicable percentage beneficial ownership based on            shares of common stock outstanding upon completion of this offering.

        Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of December 31, 2010, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

        Unless otherwise indicated, the principal address of each of the stockholders below is c/o Boingo Wireless, Inc., 10960 Wilshire Blvd., Suite 800, Los Angeles, California 90024. Beneficial ownership representing less than 1% is denoted with an asterisk.

							Shares Beneficially Owned After the Offering if Over-Allotment Option is Exercised in Full
						Number of Shares Subject to Over- Allotment Option
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Offered
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage		Shares	Percentage
5% or Greater Stockholders
Entities affiliated with Mitsui & Co. (U.S.A.), Inc.(1) 200 Park Avenue New York, NY 10166	33,564,332	23.40%
Entities affiliated with New Enterprise Associates, Inc.(2) 1954 Greenspring Drive, Suite 600 Timonium, MD 21093-4135	32,206,476	22.46
Entities affiliated with Sky Dayton(3)	21,708,117	15.14
Entities affiliated with Steelpoint Capital LP(4) 420 Stevens Avenue, Suite 370 Solana Beach, CA 92075	15,790,132	11.01
Entities affiliated with Sternhill Partners(5) 777 Post Oak Boulevard, Suite 250 Houston, TX 77056	9,187,288	6.41
Directors and Named Executive Officers
Charles Boesenberg	—	*
Sky Dayton(3)	21,708,117	15.14
Marc Geller(5)	9,187,299	6.41
David Hagan(6)	9,251,636	6.12
Paul Hsiao	—	*
Shigeyuki Toya(1)	33,564,424	23.40
Colby Goff(7)	1,920,646	1.32
Peter Hovenier(8)	1,283,323	*
Niels Jonker(9)	1,937,084	1.34
Edward Zinser(10)	2,169,480	1.49
All current directors and executive officers as a group (10 persons)	81,021,906	56.11

(1)
Represents 16,740,395 shares held by Mitsui & Co. (U.S.A.), Inc., 12,605,000 shares held by Corporate Development Fund of Mitsui & Co., Ltd., 4,135,395 shares held by MCVP Holding, Inc. and 83,542 shares held by Mitsui & Co. Global Investment, Inc. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(2)
Represents (a) 32,164,809 shares held by New Enterprise Associates 10, Limited Partnership ("NEA 10") and (b) 41,667 shares held by NEA Ventures 2001, L.P. ("Ven 2001"). The shares directly held by NEA 10 are indirectly held by NEA Partners 10, Limited Partnership ("NEA Partners 10"), the sole general partner of NEA 10, and each of the individual general partners of NEA Partners 10. The individual general partners (collectively, the "Individual NEA 10 GPs") of NEA Partners 10 are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell. The shares directly held by Ven 2001 are indirectly held by Pamela J. Clark, the general partner of Ven 2001, who has sole voting and dispositive power over such shares. NEA 10, NEA Partners 10, and the Individual

  NEA 10 GPs share voting and dispositive power with regard to the shares directly held by NEA 10. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(3)
Represents 20,000,000 shares held by The Dayton Family Trust of 1999 d/t/d 11/3/99 and 1,708,117 shares held by The Dayton Children's Trust d/t/d 3/11/02.

(4)
Represents 15,538,831 shares held by Steelpoint Capital LP and 251,301 shares held by Steelpoint Co-Investment Fund LLC, both of which are managed by Steelpoint Capital Advisors LLC. The managing member of Steelpoint Capital Advisors LLC is James Caccavo. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(5)
Represents 8,783,413 shares held by Sternhill Partners I, L.P. and 403,875 shares held by Sternhill Affiliates I, L.P., both of which are managed by Sternhill Venture Management I, L.P., which is in turn managed by Sternhill, Inc. The sole stockholders, officers and directors of Sternhill, Inc. are Robert Stearns and Marc Geller. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(6)
Represents 1,450,000 shares held by David Hagan and 7,801,636 shares issuable to Mr. Hagan upon exercise of options.

(7)
Represents 50,218 shares held by Colby Goff and 1,870,428 shares issuable to Mr. Goff upon exercise of options.

(8)
Represents shares issuable to Peter Hovenier upon exercise of options.

(9)
Represents 320,000 shares held by Niels Jonker and 1,617,084 shares issuable to Mr. Jonker upon exercise of options.

(10)
Represents shares issuable to Edward Zinser upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as we expect they will be in effect upon the completion of this offering. For more detailed information, please see the form of amended and restated certificate of incorporation and the form of amended and restated bylaws, to be effective upon completion of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part.

        Following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

        As of December 31, 2010, there were 143,406,934 shares of common stock outstanding, as adjusted to reflect:

  •
  29,177,763 shares of common stock;

  •
  the conversion of 25,262,831 shares of Series A convertible preferred stock into 25,262,831 shares of common stock upon the closing of this offering;

  •
  the conversion of 5,524,846 shares of Series A-2 convertible preferred stock into 5,900,746 shares of common stock upon the closing of this offering;

  •
  the conversion of 17,166,667 shares of Series B convertible preferred stock into 17,166,667 shares of common stock upon the closing of this offering; and

  •
  the conversion of 54,915,963 shares of Series C convertible preferred stock into 65,898,927 shares of common stock upon the closing of this offering.

        There will be                        shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after                         , 2010 of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

        Upon the closing of this offering, outstanding shares of Series A convertible preferred stock will be converted into 25,262,831 shares of common stock, outstanding shares of Series A-2 convertible preferred stock will be converted into 5,900,746 shares of common stock, outstanding shares of Series B convertible preferred stock will be converted into 17,166,667 shares of common stock and outstanding shares of Series C convertible preferred stock will be converted into 65,898,927 shares of common stock.

        Our board of directors will be authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Warrants

        As of December 31, 2010, there were outstanding warrants to purchase up to 131,610 shares of common stock, at a weighted average exercise price of $0.33 per share. As of December 31, 2010, there were outstanding warrants to purchase up to 129,682 shares of Series B convertible preferred stock, at a weighted average exercise price of $0.60 per share.

Registration Rights

        We have entered into an Amended and Restated Investor Rights Agreement dated June 27, 2006, or the Investor Rights Agreement, with some of our stockholders. Subject to the terms of this agreement, the holders of an aggregate of 114,229,171 shares of common stock and the holders of warrants to purchase            shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of shares under the Securities Act of 1933. These rights include demand registration rights, short-form registration rights and piggyback registration rights.

        The following description of the terms of the Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

        Demand registration rights.    Under the terms of the Investor Rights Agreement, the holders of the securities eligible to be registered thereunder may make a written request to us for the registration of the offer and sale of all or part of the shares having registration rights, or registrable securities, if the amount of registrable securities to be registered has an aggregate market value, based upon the offering price to the public, equal to at least $10.0 million. We are required to effect only two registrations pursuant to this provision of the Investor Rights Agreement.

        Short-form registration rights.    If we are eligible to file a registration statement on Form S-3 or any successor form with similar "short-form" disclosure requirements, the holders of registrable securities under the Investor Rights Agreement have unlimited rights to request registration of their shares on Form S-3 provided that the registrable securities to be registered have an aggregate market value, based upon the offering price to the public, equal to at least $1.0 million. We are not required to effect more than two short form registrations in any 12-month period.

        Piggyback registration rights.    If we register the offer and sale of any of our securities (other than on Form S-8) either for our own account or for the account of other security holders, the holders of the registrable securities under the Investor Rights Agreement are entitled to include their registrable securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable securities included in the underwritten offering if the underwriters believe that including these shares would materially adversely affect the offering.

        Expenses.    All fees, costs and expenses of registrations pursuant to the Investor Rights Agreement will be borne by us except for the underwriting fees, discounts or commissions attributable to the sale of the registrable securities, which shall be borne by the holders selling such registrable securities in the registration.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

        Provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

        Undesignated preferred stock.    Our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Limits on ability of stockholders to act by written consent or call a special meeting.    Our stockholders will not be able to act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

        In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our president (in the absence of our Chief Executive Officer) or our board of directors. We expect our amended and restated bylaws will prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

        Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

        Classified board of directors.    Our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See "Management—Board Composition."

        Board vacancies filled only by majority of directors then in office.    Vacancies and newly created seats on our board of directors may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

        No cumulative voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not expressly provide for cumulative voting.

        Directors removed only for cause.    We expect that our amended and restated certificate of incorporation will provide that directors may be removed by stockholders only for cause.

        Amendment of charter provisions.    We expect that the amendment of the above provisions in our amended and restated certificate of incorporation will require approval by holders of at least two-thirds of our outstanding common stock.

        Delaware anti-takeover statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

  •
  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as they will be in effect upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                        . Its telephone number is                        .

NASDAQ Global Market Listing

        We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "WIFI".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have                shares of common stock outstanding assuming no exercise of the underwriters' over-allotment option, conversion of all outstanding shares of preferred stock, and the issuance upon the closing of this offering of                shares of common stock upon the assumed exercise of all outstanding warrants. Of these                shares, the                shares (                shares if the underwriters exercise their over-allotment option in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of outstanding common stock are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus
After 90 days from the date of this prospectus
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations)

Lock-up Agreements

        All of our directors and executive officers and the holders of substantially all of our common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. See "Underwriting."

Rule 144

        In general, a person who has beneficially owned our restricted common shares for at least six months would be entitled to sell their securities provided that (i) such person has not been deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934 periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted common shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares then outstanding, which will equal approximately                shares immediately after this offering assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of December 31, 2010; or

  •
  the average weekly trading volume of our common shares on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Securities Exchange Act of 1934 periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

        Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. may, release all or any portion of the securities subject to lock-up agreements.

Registration Rights

        Upon completion of this offering, the holders of 114,229,171 shares of our common stock and the holders of preferred stock warrants to purchase shares convertible into             shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in those shares becoming tradeable pursuant to the registration statement without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights."

Form S-8 Registration Statements

        Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our Amended and Restated 2001 Stock Incentive Plan and 2011 Equity Incentive Plan. Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

 MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-UNITED STATES HOLDERS

        The following is a summary of certain material United States federal tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986 as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently, so as to result in United States federal tax consequences different from those set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction or under United States federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  regulated investment companies;

  •
  partnerships or entities or arrangements treated as a partnership or other pass-through entity for United States federal tax purposes (or investors in such entities);

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons whose functional currency is other than the United States dollar;

  •
  persons who acquired our common stock as compensation for services;

  •
  persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code); and

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership or entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, non-United States or other taxing jurisdiction or under any applicable tax treaty.

Non-United States Holder Defined

        For purposes of this discussion, you are a non-United States holder if you are any holder other than:

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  an individual citizen or resident of the United States;

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  a corporation or entity treated as a corporation for United States Federal income tax purposes, created or organized, or treated as created or organized, in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate whose income is subject to United States federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year. For these purposes all the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

Distributions

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See "—Gain on Disposition of Common Stock."

        Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-United States holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-United States holder holds the stock through a financial institution or other agent acting on the non-United States holder's behalf, the non-United States holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent.

        Dividends received by you that are effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

        If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale under the same graduated United States federal income tax rates applicable to United States persons, net of certain deductions and credits, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

        Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

        Recently enacted legislation generally will impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). The legislation also will generally impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect United States owners of the entity. Under certain circumstances, a non-United States stockholder might be eligible for refunds or credits of such taxes.

        Prospective investors and stockholders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

        The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult his, her or its own tax advisor regarding the particular United States federal, state and local and non-United States tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2011 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Pacific Crest Securities LLC
William Blair & Company, L.L.C.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares from us and an aggregate of                additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting discounts and commissions paid by selling stockholders
Expenses payable by the selling stockholders

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        Our officers and directors and holders of substantially all of our outstanding stock and options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on NASDAQ Global Market, or NASDAQ, under the symbol "WIFI".

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

        The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

          (d)   in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

          (b)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

        The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

        The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

        Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities (hereinafter, the Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Residents of Italy

        No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa), or Consob, pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the common stock may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the common stock may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati), or the Qualified Investors, pursuant to Article 100 of Legislative Decree no. 58 dated February 24, 1998, as amended, or the Financial Act, as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14. 1999, as amended, Regulation no. 11971; or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the common stock in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d'Italia) and any other relevant Italian authorities.

Notice to Residents of Switzerland

        The common stock may not and will not be publicly offered, distributed or re-distributed in or from Switzerland and neither this prospectus nor any other solicitation for investments in the common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. This prospectus may not be copied, reproduced, distributed or passed on to others without the prior written consent of the international underwriters. This prospectus is not a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules.

 NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

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  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

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  where required by law, that the purchaser is purchasing as principal and not as agent,

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  the purchaser has reviewed the text above under Resale Restrictions, and

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  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for the company by
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, San Diego, California. Certain
legal matters in connection with the offering will be passed upon for the underwriters by
Fenwick & West LLP, Mountain View, California.

EXPERTS

        The financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

        You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

        Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.boingo.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Boingo Wireless, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Boingo Wireless, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 18, 2011

Boingo Wireless, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

	2009	2010	2010
			(Unaudited pro forma stockholders' equity)
Assets
Current assets:
Cash and cash equivalents	$22,629	$25,721
Restricted cash (Note 2)	1,967	1,001
Marketable securities	—	9,373
Accounts receivable, net of allowances of $617 and $107, respectively	5,940	7,946
Prepaid expenses and other current assets	552	1,306
Deferred tax assets	—	3,572

Total current assets	31,088	48,919
Property and equipment, net	30,058	36,024
Goodwill	25,512	25,512
Other intangible assets, net	13,234	10,992
Other assets	4,509	4,891
Deferred tax assets	—	6,697

Total assets	$104,401	$133,035

Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$3,158	$4,596
Accrued expenses and other liabilities	10,441	13,531
Deferred revenue	12,247	10,829
Current portion of capital leases	586	420

Total current liabilities	26,432	29,376
Deferred revenue, net of current portion	17,492	28,149
Other liabilities	3,751	2,181

Total liabilities	47,675	59,706
Commitments and contingencies (Note 14)
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value; 25,263 shares authorized, issued and outstanding at December 31, 2009 and 2010, liquidation preference of $22,263 at December 31, 2010	21,505	22,263	—
Series A-2 convertible preferred stock, $0.0001 par value; 5,525 shares authorized, issued and outstanding at December 31, 2009 and 2010, liquidation preference of $6,868 at December 31, 2010	6,631	6,868	—
Series B convertible preferred stock, $0.0001 par value; 17,500 shares authorized, and 17,167 shares issued and outstanding at December 31, 2009 and 2010, liquidation preference of $13,948 at December 31, 2010	13,433	13,948	—
Series C convertible preferred stock, $0.0001 par value; 54,958 shares authorized, 54,916 shares issued and outstanding at December 31, 2009 and 2010, liquidation preference of $79,890 at December 31, 2010	76,380	79,890	—

Total convertible preferred stock	117,949	122,969	—
Stockholders' equity (deficit):
Common stock, $0.0001 par value; 174,500 shares authorized, 35,449 and 35,461 shares issued, 29,166 and 29,178 shares outstanding at December 31, 2009 and 2010, respectively, 143,407 shares outstanding proforma (unaudited)	4	4	$14
Additional paid-in capital	—	—	122,959
Treasury stock at cost, 6,283 shares	(4,575)	(4,575)	(4,575)
Note receivable from stockholder	(103)	(103)	(103)
Accumulated deficit	(56,746)	(45,163)	(45,163)

Total common stockholders' equity (deficit)	(61,420)	(49,837)	73,132
Non-controlling interests	197	197	197

Total stockholders' equity (deficit)	(61,223)	(49,640)	$73,329

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$104,401	$133,035

The accompanying notes are an integral part of these consolidated financial statements.

Boingo Wireless, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	For the Years Ended December 31,
	2008	2009	2010
Revenue	$56,711	$65,715	$80,420
Costs and operating expenses:
Network access	22,979	26,430	31,961
Network operations	11,010	11,667	13,508
Development and technology	6,763	7,374	8,475
Selling and marketing	7,549	5,901	5,985
General and administrative	7,945	8,214	10,645
Amortization of intangible assets	5,972	3,848	2,491

Total costs and operating expenses	62,218	63,434	73,065

Income (loss) from operations	(5,507)	2,281	7,355
Interest and other income (expense), net	200	(154)	(137)

Income (loss) before income taxes	(5,307)	2,127	7,218
Income taxes	272	706	(9,063)

Net income (loss)	(5,579)	1,421	16,281
Net income (loss) attributable to non-controlling interests	332	394	547

Net income (loss) attributable to Boingo Wireless, Inc.	(5,911)	1,027	15,734
Accretion of convertible preferred stock	(5,256)	(5,259)	(5,020)

Net income (loss) attributable to common stockholders	$(11,167)	$(4,232)	$10,714

Net income (loss) per share attributable to common stockholders:
Basic	$(0.39)	$(0.15)	$0.37
Diluted	$(0.39)	$(0.15)	$0.10
Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	28,478	29,007	29,172
Diluted	28,478	29,007	159,497
Unaudited pro forma net income per share attributable to common stockholders:
Basic			$0.11

Diluted			$0.10

Unaudited weighted average shares used in computing pro forma net income per share attributable to common stockholders:
Basic			143,401

Diluted			159,497

The accompanying notes are an integral part of these consolidated financial statements.

Boingo Wireless, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In thousands)

	Convertible preferred stock
	Series A		Series A-2		Series B		Series C							Note Receivable from Stockholder
									Total Convertible Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Non- controlling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	25,263	$19,991	5,525	$6,155	17,167	$12,402	54,916	$68,886	$107,434	28,200	$4	$138	$(4,575)	$(96)	$(43,003)	$284	$(47,248)
Issuance of common stock upon exercise of stock options.	—	—	—	—	—	—	—	—	—	480	—	73	—	—	—	—	73
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	666	—	—	—	—	666
Interest accrued on note receivable from stockholder	—	—	—	—	—	—	—	—	—	—	—	—	—	(4)	—	—	(4)
Accretion of convertible preferred stock	—	756	—	238	—	516	—	3,746	5,256	—	—	(877)	—	—	(4,379)	—	(5,256)
Non-controlling interest distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(415)	(415)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,911)	332	(5,579)

Balance at December 31, 2008	25,263	20,747	5,525	6,393	17,167	12,918	54,916	72,632	112,690	28,680	4	—	(4,575)	(100)	(53,293)	201	(57,763)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	131	—	36	—	—	—	—	36
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	—	—	—	355	—	3	—	—	—	—	3
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	740	—	—	—	—	740
Interest accrued on note receivable from stockholder	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Accretion of convertible preferred stock	—	758	—	238	—	515	—	3,748	5,259	—	—	(779)	—	—	(4,480)	—	(5,259)
Non-controlling interest distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(398)	(398)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,027	394	1,421

Balance at December 31, 2009	25,263	21,505	5,525	6,631	17,167	13,433	54,916	76,380	117,949	29,166	4	—	(4,575)	(103)	(56,746)	197	(61,223)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	12	—	2	—	—	—	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	867	—	—	—	—	867
Interest accrued on note receivable from stockholder	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock	—	758	—	237	—	515	—	3,510	5,020	—	—	(869)	—	—	(4,151)	—	(5,020)
Non-controlling interest distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(547)	(547)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,734	547	16,281

Balance at December 31, 2010	25,263	$22,263	5,525	$6,868	17,167	$13,948	54,916	$79,890	$122,969	29,178	$4	$—	$(4,575)	$(103)	$(45,163)	$197	$(49,640)

Assumed conversion of convertible preferred stock (unaudited)	(25,263)	(22,263)	(5,525)	(6,868)	(17,167)	(13,948)	(54,916)	(79,890)	(122,969)	114,229	10	122,959	—	—	—	—	122,969

Balance at December 31, 2010, pro forma (unaudited)	—	$—	—	$—	—	$—	—	$—	$—	143,407	$14	$122,959	$(4,575)	$(103)	$(45,163)	$197	$73,329

The accompanying notes are an integral part of these consolidated financial statements.

Boingo Wireless, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	For the Years Ended December 31,
	2008	2009	2010
Cash flows from operating activities
Net income (loss)	$(5,579)	$1,421	$16,281
Adjustments to reconcile net income (loss) including non-controlling interests to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,811	6,658	7,511
Amortization of intangible assets	5,972	3,848	2,491
Stock-based compensation	666	740	867
Interest on note receivable from stockholder	(4)	(3)	—
Change in fair value of preferred stock warrants	(12)	46	68
Unbilled receivables	(405)	(1,140)	(1,224)
Change in deferred taxes	—	—	(10,269)
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	127	1,346	(2,006)
Prepaid expenses and other assets	(194)	710	190
Accounts payable	(55)	49	1,686
Accrued expenses and other liabilities	2,531	(1,541)	(674)
Deferred revenue	2,064	2,388	9,239

Net cash provided by operating activities	10,922	14,522	24,160

Cash flows from investing activities
(Increase) decrease in restricted cash	(1,374)	(317)	966
Purchases of short-term marketable securities	(3,268)	—	(9,373)
Proceeds from sale of short-term marketable securities	9,350	1,644	—
Proceeds from sale of long-term marketable securities	1,571	—	—
Purchases of property and equipment	(6,956)	(4,321)	(11,256)
Purchase of acquired assets	(915)	(350)	—
Payments for patents	—	(99)	—
Payments for business acquisition, net of cash acquired	(473)	(62)	—
Contractual payments related to business acquisition	—	(154)	(271)

Net cash used in investing activities	(2,065)	(3,659)	(19,934)

Cash flows from financing activities
Repayments of notes payable	(300)	—	—
Payments of capital leases	(753)	(596)	(738)
Payments to non-controlling interests	(307)	(417)	(398)
Proceeds from exercise of stock options and common stock warrants	73	39	2

Net cash used in financing activities	(1,287)	(974)	(1,134)

Net (decrease) increase in cash and cash equivalents	7,570	9,889	3,092
Cash and cash equivalents at beginning of year	5,170	12,740	22,629

Cash and cash equivalents at end of year	$12,740	$22,629	$25,721

Supplemental disclosure of cash flow information
Cash paid for interest	$112	$57	$30
Cash paid for taxes	389	134	1,030
Supplemental disclosure of non-cash investing and financing activities
Service usage credits issued in connection with acquired assets	350	—	—
Additional purchase price for acquired assets in accrued expenses and other liabilities	350	—	—
Contractual payments related to business acquisition in accrued expenses and other liabilities	—	77	47
Acquisition of software and equipment under capital leases	769	595	73
Acquisition of software maintenance services under capital lease	—	220	—
Accretion of convertible preferred stock	5,256	5,259	5,020
Property and equipment in accounts payable, accrued expenses and other liabilities	985	1,171	3,319

The accompanying notes are an integral part of these consolidated financial statements.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements
(In thousands, except per share amounts)

1. The business

        Boingo Wireless, Inc. and its subsidiaries (collectively "we, us or our") is a leading global provider of mobile Wi-Fi Internet solutions. Our solutions enable individuals to access our extensive global Wi-Fi network with devices such as smartphones, laptops and tablet computers. Boingo Wireless, Inc. was incorporated on April 16, 2001 in the State of Delaware. On June 27, 2006, we purchased the capital stock of Tego Communications, Inc., a 49% owner of the membership interests in Concourse Holdings Co., LLC, ("Holdings") and the remaining 51% of the membership interests in Holdings. As a result, we own all the membership interest in Holdings, which includes Concourse Communications Group, LLC ("Concourse") and its subsidiaries. Concourse is a leader in the design, deployment and operation of neutral host wireless networks within airports and large commercial venues in North America. On November 1, 2008, we acquired Opti-Fi Networks, LLC ("Opti-Fi") an operator of neutral host wireless networks at various locations in North America (see Note 7).

2. Summary of significant accounting policies

Principles of consolidation

        The consolidated financial statements include our accounts and our majority owned subsidiaries. We consolidate our 70% ownership of Concourse Communications Detroit, LLC and our 70% ownership of Chicago Concourse Development Group, LLC in accordance with Accounting Standards Codification ("ASC") 810, Consolidation. Other parties' interests in consolidated entities are reported as non-controlling interests. The results of operations for the acquisition of companies accounted for under the purchase method have been included in the consolidated statements of operations beginning on the closing date of the acquisition. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited pro forma information

        The unaudited pro forma balance sheet data as of December 31, 2010 reflects (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 114,229 shares of common stock on a 1:1 basis for the Series A and B convertible preferred stock, 1:1.07 for the Series A-2 convertible preferred stock and 1:1.2 for the Series C convertible preferred stock upon the completion of an initial public offering at a share price equal to at least $3.57 with aggregate gross proceeds of at least $30,000 ("qualified offering"), or upon the written election of the holders, and (ii) the reclassification of the preferred stock warrant liabilities to additional paid-in capital for certain Series B preferred stock warrants that convert to common stock upon the completion of an initial public offering.

        The unaudited pro forma basic and diluted net per share calculations for the year ended December 31, 2010 reflect the conversion upon a qualified offering of all outstanding convertible preferred stock into shares of common stock using the if-converted method, as of January 1, 2010 or the date of issuance, if later.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

        The table below sets forth the computation of our unaudited pro forma basic and diluted net income per share attributable to common stockholders.

Year Ended December 31, 2010
Numerator:
Net income attributable to common stockholders	$10,714
Unaudited pro forma adjustment to reverse mark-to-market adjustment of preferred stock warrant liability(1)	140
Unaudited pro forma adjustment to reverse accretion of convertible preferred stock	5,020

Net income used in computing pro forma net income per share attributable to common stockholders, basic and dilutive	$15,874

Denominator:
Weighted average common shares outstanding	29,172
Unaudited pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock(1)	114,229

Unaudited weighted average common shares outstanding for pro forma net income per share, basic	143,401

Unaudited pro forma adjustment to reflect options and warrants to purchase common stock	16,096

Unaudited weighted average common shares outstanding for pro forma net income per share, diluted	159,497

Unaudited pro forma net income per share attributable to common stockholders—basic	$0.11

Unaudited pro forma net income per share attributable to common stockholders—diluted	$0.10

(1)
The unaudited pro forma adjustment assumes the exercise and conversion of Series B preferred stock warrants to purchase up to 130 shares upon completion of our initial public offering but excludes the common share amounts as net settlement is anticipated.

Use of estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Assets and liabilities which are subject to significant judgment and the use of estimates include the allowance for doubtful accounts, recoverability of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment, intangible assets and the valuation and assumptions underlying stock-based compensation and other equity instruments. On an ongoing basis, we evaluate our estimates compared to historical experience and trends, which form the

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

basis for making judgments about the carrying value of assets and liabilities. In addition, we regularly engage the assistance of valuation specialists in concluding fair value measurements in connection with stock-based compensation and other equity instruments.

Concentrations of credit risk

        Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. We maintain our cash and cash equivalents, restricted cash and marketable securities with institutions with high credit ratings. We extend credit based upon the evaluation of the customer's financial condition and generally collateral is not required. We maintain an allowance for doubtful accounts based upon expected collectability of accounts receivable. We estimate our allowance for doubtful accounts based on a specific review of significant outstanding accounts receivable. For the year ended December 31, 2009, no customer accounted for greater than 10% of total revenue. For the year ended December 31, 2010, a group of affiliated entities accounted for 14% of total revenue. At December 31, 2009, two customers accounted for 29% and 22% of the total accounts receivable, respectively. At December 31, 2010, the group of affiliated entities and two customers accounted for 40%, 13% and 11% of the total accounts receivable, respectively.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments that are readily convertible into known amounts of cash with maturities of three months or less when acquired. At December 31, 2009 and 2010, cash and cash equivalents consisted of cash, money market funds, certificates of deposit and corporate securities.

Marketable securities

        Our marketable securities consist of available-for-sale securities with original maturities exceeding three months. In accordance with FASB ASC 320, Investments—Debt and Equity Securities, we have classified securities, which have readily determinable fair values and are highly liquid, as short-term because such securities are expected to be realized within our normal operating cycle. At December 31, 2009 and 2010, we had $0 and $9,373 in short-term marketable securities, respectively, and no long-term marketable securities.

        Marketable securities are reported at fair value with the related unrealized gains and losses reported as other comprehensive income (loss) until realized or until a determination is made that an other-than-temporary decline in market value has occurred. No significant unrealized gains and losses have been reported during the years presented. Factors considered by us in assessing whether an other-than-temporary impairment has occurred include the nature of the investment, whether the decline in fair value is attributable to specific adverse conditions affecting the investment, the financial condition of the investee, the severity and the duration of the impairment and whether we have the ability to hold the investment to maturity. When it is determined that an other-than-temporary impairment has occurred, the investment is written down to its market value at the end of the period in which it is determined that an other-than-temporary decline has occurred. The cost of marketable securities sold is based upon the specific identification method. Any realized gains or losses on the sale of investments are reflected as a component of interest and other income (expense), net.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

        For the years ended December 31, 2009 and 2010, we had no significant realized or unrealized gains or losses from investments in marketable securities classified as available-for-sale.

Restricted cash

        Restricted cash consists of letters of credit with our landlords or municipalities for which we have operating agreements and restricted cash by our charge card processor under an agreement which expires in 2011. Our charge card processor withholds 3% of our sales for future refunds for a period of six months from the month of activity. The reserve amount is subject to credit evaluations and biannual reviews. At December 31, 2009 and 2010, we had approximately $482 and $566 of charge card reserve in short-term restricted cash, respectively.

        Letters of credit are supported by cash deposits made by us and invested into bank certificates of deposit. At December 31, 2009 and 2010, we had $1,485 and $435 classified as short-term restricted cash, respectively. At December 31, 2009 and 2010, we had $0 classified as long-term restricted cash.

Fair value of financial instruments

        Our financial and non-financial instruments are measured and reported on a fair value basis in accordance with FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

        The accounting guidance for fair value measurement also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

  •
  Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  •
  Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        The carrying amount reflected in the accompanying consolidated balance sheets for cash and cash equivalents, marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other liabilities approximates fair value due to the short-term nature of these financial instruments.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

Property and equipment

        Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense when incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	2 to 5 years
Software	2 to 5 years
Office equipment	3 to 5 years
Leasehold improvements	The shorter of the estimated useful life or the remaining term of the lease agreements, ranging from 3 to 15 years

        Leasehold improvements are principally comprised of network equipment located at various managed and operated locations, primarily airports, under exclusive, long-term, non-cancellable contracts to provide wireless communication network access. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining term of the related lease agreements.

Equipment under capital lease

        We lease certain data communications equipment, other equipment and software under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are depreciated using the straight-line method over the estimated useful lives of the assets.

Software development costs

        Expenses related to preliminary project assessment, research and development, re-engineering, training and application maintenance are expensed as incurred. Costs that qualify for capitalization are included in property and equipment and consist primarily of purchased software and consulting fees.

Long-lived assets

        In the normal course of business, we acquire tangible and intangible assets, which are recorded at fair value. Intangible assets consist of acquired airport venue contracts, acquired kiosks, non-competition agreements and trade names. We record intangible assets at fair value and amortize these finite-lived assets over the shorter of the contractual life or the estimated useful life on a straight-line basis. We estimate the useful lives of acquired intangible assets based on factors that include the planned use of each acquired intangible asset, the expected pattern of future cash flows to be derived from each acquired intangible asset and contractual periods specified in the related agreements. As such, we account for each of the airport venue contracts individually. We include amortization of acquired intangibles in amortization of intangible assets in the accompanying consolidated statements of operations.

        We perform an impairment review of long-lived assets held and used including finite lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to: significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and product strategies and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate or other indices of fair value. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

        We use our best judgment based on current facts and circumstances related to our business, when making these estimates. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in calculating future cash flows and asset fair values, we may be exposed to losses that could be material.

        During the fourth quarter of 2009 and 2010, we performed our annual impairment analysis of intangible assets held throughout the year. Based on this testing, there was no impairment identified of our long-lived assets at December 31, 2009 and 2010.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with the acquisition of Concourse in June 2006.

        We test goodwill for impairment in accordance with guidance provided by FASB ASC 350, Intangibles—Goodwill and Other ("ASC 350"). Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

        The testing for a potential impairment of goodwill involves a two-step process. The first step involves comparing the estimated fair value of our reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. We have elected to test for goodwill impairment annually during the fourth quarter, and at December 31, 2009 and 2010, no impairment was identified. The fair value of our reporting unit, as of December 31, 2010, is substantially in excess of its carrying value. To date, we have not recorded any goodwill impairment charges.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

        Currently, we have one reporting unit, one operating segment and one reportable segment in accordance with FASB ASC 350. At December 31, 2009 and 2010, all of the goodwill was attributed to our reporting unit.

Revenue recognition

        We generate revenue from several sources including: (i) retail customers under subscription plans for month-to-month network access that automatically renew, and retail single-use access from sales of hourly, daily or other single-use access plans, (ii) platform service arrangements with wholesale customers that provide software licensing, network access, and professional services fees and (iii) wholesale customers that are telecom operators under long-term contracts for access to our distributed antenna system ("DAS") at our managed and operated locations. Software licensed by our wholesale platform services customers can only be used during the term of the service arrangements and has no utility to them upon termination of the service arrangement.

        We recognize revenue when an arrangement exists, services are delivered, fees are fixed or determinable, no significant obligations remain related to the earned fees and collection of the related receivable is reasonably assured. We allocate revenue in arrangements with multiple deliverables to each qualifying separate unit of accounting based on their relative fair values or the fair value of undelivered elements. Fair value is determined by the prices charged when the element is sold separately or other verifiable objective evidence.

        Subscription fees from retail customers are paid monthly in advance by charge card and revenue is deferred for the portions of monthly recurring subscription fees collected in advance. Our charge card processor withholds three percent of our sales for future refunds, which is recognized as revenue at the time of sale because, to date, the reserve balance has not been used to provide refunds to customers. We do not have a stated or published refund policy for our Wi-Fi service, although our customer service representatives will provide a refund on a case-by-case basis. These amounts are not material and are recorded as contra revenue in the period the refunds are made. Subscription fee revenue is recognized ratably over the subscription period. Revenue generated from retail single-use access is recognized when earned.

        Services provided to wholesale partners under platform service arrangements generally contain several elements including: (i) a term license to use our software to access our Wi-Fi network, (ii) access fees for network usage, and (iii) professional services for software integration and customization and to maintain the Wi-Fi service. The term license, monthly minimum network access fees and professional services are billed on a monthly basis based upon predetermined fixed rates. Once the term license and professional services for integration and customization are delivered, the fees from the arrangement are recognized ratably over the remaining term of the platform service arrangement, which is generally between two to five years. Revenue for network access fees in excess of the monthly minimum amounts is recognized when earned. All elements within a platform service arrangement are generally delivered and earned concurrently throughout the term of the respective service arrangement.

        Revenue generated from access to our DAS networks consists of build-out fees and recurring access fees under certain long-term contracts with telecom operators. Build-out fees paid upfront are deferred and recognized ratably over the term of the respective service arrangement, once the build-out is complete, as they are not separate units of accounting or the culmination of a separate earnings

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

process. Minimum monthly access fees for usage of the DAS networks are non-cancellable and generally escalate on an annual basis. These minimum monthly access fees are recognized ratably over the term of the wholesale partner arrangement which generally range from five to ten years. Revenue from network access fees in excess of the monthly minimums is recognized when earned.

        In instances where the minimum monthly network access fees escalate over the term of the wholesale service arrangement, an unbilled receivable is recognized when performance is within our control and when we have reasonable assurance that the unbilled receivable balance will be collected.

        For platform service or DAS arrangements, we may provide professional services for initial implementation service before the commencement of earnings. We defer recognition of any non-refundable upfront fees collected in association with the initial implementation activities as they are not separate units of accounting. Once the earnings process commences, we recognize these fees ratably over the remaining term of the wholesale service arrangement.

        Advertising and other revenue is recognized when the services are performed.

Network access

        Network access expense consists primarily of revenue share payments to venues, fees paid to network roaming partners for access to their networks and expenses associated with computer equipment that is sold as part of network build-outs.

Network operations

        Network operations expense consists of compensation and benefits for network operations, customer support consulting, co-location costs, depreciation of network equipment and overhead costs.

Development and technology

        Development and technology expense consists of compensation and benefits for development and product personnel, consulting, expenses associated with computer equipment used in technology development and overhead costs.

Selling and marketing

        Selling and marketing expense consists of compensation and benefits for business development and marketing personnel, advertising, promotion expenses and overhead costs. Advertising costs are expensed as incurred. Advertising expenses totaled $2,310, $1,296 and $979 for the years ended December 31, 2008, 2009 and 2010, respectively.

General and administrative

        General and administrative expense consists of compensation and benefits for general and administrative personnel, legal and accounting expenses, charge card processing fees and bad debt expense and overhead costs.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

Stock-based compensation

        To date, our stock-based compensation has consisted of stock options and restricted stock awards granted to employees and non-employees.

        We recognize stock-based compensation expense related to employee stock option and restricted stock grants in accordance with guidance provided by FASB ASC 718, Compensation—Stock Compensation ("ASC 718"). We measure stock-based compensation cost at grant date, based on the estimated fair value of the award and recognize the cost on a straight-line basis, net of estimated forfeitures, over the employee requisite service period. We estimate the fair value of stock options using a Black-Scholes option pricing model. The option pricing model requires input of assumptions regarding expected term, expected volatility, dividend yield, and a risk-free rate. The assumptions that were used to calculate the grant date fair value of our employee stock option grants for the following periods:

	December 31,
	2008	2009	2010
Expected term (years)	6	7	6
Expected volatility	70%	73%	68%
Dividend yield	0%	0%	0%
Risk-free rate	3%	3%	2%

        The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. In estimating the expected term for options granted to employees, we applied the simplified method from Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Topic ("SAB Topic 14"), Share-Based Payment, where options are granted at-the-money. Where options were not granted at-the-money, the expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and is calculated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

        We determined the expected volatility assumption using the frequency of daily historical prices of comparable public companies' common stock for a period equal to the expected term of the options in accordance with guidance in ASC 718 and SAB Topic 14. We will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

        The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the expected term of our employee stock options.

        The dividend yield assumption is based on our history and expectation of dividend payouts for which no cash dividends have been declared or paid on our common stock, and for which none are anticipated in the foreseeable future.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

        As stock-based compensation expense recognized in our consolidated statements of operations is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience and future expectations.

        Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 718 and FASB ASC 505, Equity. Stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. We record compensation expense based on the then-current fair value of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options' fair value until the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached, which is generally when the stock award vests. There was no stock-based compensation expense recognized for non-employee stock-based awards for the years ended December 31, 2008, 2009 and 2010.

        For purposes of financial accounting for stock-based compensation, we have determined the fair value of our options based in part on the work of third-party valuation specialists. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If we had made different assumptions, stock-based compensation expense, and net income (loss) including non-controlling interests could have been significantly different.

Income taxes

        We account for income taxes in accordance with FASB ASC 740, Accounting for Income Taxes ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and the tax bases of our assets and liabilities result in a deferred tax asset, ASC 740 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized. As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. We also assess temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. We record a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

        ASC 740 prescribes a recognition threshold and measurement methodology to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation of a tax position is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would "more likely than not" be sustained upon examination by the appropriate taxing authority. The second step requires the tax position be measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. In addition, previously

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

recognized benefits from tax positions that no longer meet the new criteria would no longer be recognized.

        We have filed, or are in the process of filing, tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome would be unknown, we believe that any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial position or cash flows.

Non-controlling interests

        Non-controlling interests are comprised of minority holdings in Concourse Communications Detroit, LLC ("CCG Detroit") and Chicago Concourse Development Group, LLC ("CCDG"). Under the terms of the LLC agreements, we are required to distribute annually to the CCDG non-controlling interest holders 30% of allocated net profits less capital expenditures of the preceding year. At December 31, 2009 and 2010, amounts due and payable to the CCDG non-controlling interest holders amounted to $314 and $462, respectively. Payments are made annually to non-controlling interest in CCDG.

        Under the terms of the limited liability company agreement for CCG Detroit ("Detroit Operating Agreement") profits and losses are allocated to the controlling and non-controlling owners based on specified terms in the Detroit Operating Agreement which reflect the relative risk and reward of each owner. The controlling interest common unit holder is the manager of CCG Detroit responsible for the ongoing operations, provisioning of service to the airport venue, making necessary capital contributions and settling liabilities. The non-controlling interest Class A unit holder is responsible for ongoing business and relationship management in order to secure and maintain the venue contract with the Detroit Metropolitan Wayne County Airport. The profit and loss allocation in the Detroit Operating Agreement specifies that the non-controlling owners allocated profits are limited to the fixed distribution amounts and losses are limited to the non-controlling owners capital account balance with losses in excess of their capital account being fully allocated to the controlling common unit holder. There is no specified term in the Detroit Operating Agreement but the term is generally consistent with the venue agreement which has a seven year initial term with an option to extend for an additional three years. Prior to June 2008, the non-controlling owner received a fixed annual distribution of $53. In June 2008, the Detroit Operating Agreement was amended to pay a one-time $30 distribution to the non-controlling owner for assistance provided in renewing the venue agreement and to increase the annual fixed distribution to $85 for the next three years. Payments due the non-controlling owner end upon the termination of the agreement between CCG Detroit and Detroit Metropolitan Wayne County Airport. We allocate profits and losses in CCG Detroit based on the attribution in the Detroit Operating Agreement. CCG Detroit has generated losses over the last several years which has reduced the non-controlling owners capital account to zero in 2009 resulting in an allocation to the controlling interest holder all operating losses and deficits created by the annual fixed distributions to the non-controlling interest holder.

        The accounting treatment for the non-controlling 30% ownership of both CCG Detroit and CCDG was governed by ARB 51 through December 31, 2008. As of January 1, 2009 ARB 51 was codified by FASB ASC 810-10, under which we should show a negative non-controlling interest position (debit balance) related to our consolidated subsidiary if the consolidated subsidiary generates losses that

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

would cause the non-controlling interest balance to drop below zero. That is, the non-controlling interest should continue to be attributed its share of losses even if that attribution results in a deficit non-controlling interest balance. Accordingly, we allocate losses to non-controlling interest even after the non-controlling interest balance is reduced to zero. For Detroit, contractual arrangements determine the attribution of earnings, so the attribution specified in the contractual arrangement is used. For Chicago, there are no such contractual arrangements, so the relative ownership interest is used as the basis for attribution of earnings between controlling and non-controlling interests.

        In the case of a profit for the entity with non-controlling ownership, profits are attributed to non-controlling interests, reducing the net profit (or increasing the loss) to us. Distributions made to the non-controlling owners are applied to non-controlling owners' equity capital account.

        In December 2007, the FASB issued updates to guidance in FASB ASC 810, Consolidation that addressed the accounting and reporting framework for non-controlling interests by a parent company. The guidance clarifies that a non-controlling interest in a subsidiary should be accounted for as a component of equity separate from the parent company's equity. It also requires the presentation of both net income (loss) attributable to non-controlling interests and net income (loss) attributable to us on the face of the consolidated statements of operations. We adopted the updates on January 1, 2009 on a prospective basis, except for the presentation and disclosure requirements, which were applied retrospectively as follows:

  •
  we reclassified non-controlling interests previously reported on our consolidated statements of operations as a component of net income (loss) to a separate line below net income (loss) including non-controlling interests; and

  •
  we reclassified non-controlling interests previously reported on our consolidated balance sheets as a component between total liabilities and temporary equity in the mezzanine section to a component of equity.

Convertible preferred stock

        We present our convertible preferred stock (see Note 10) as temporary equity in the mezzanine section of the accompanying consolidated balance sheets in accordance with FASB ASC 480, Distinguishing Liabilities from Equity ("ASC 480"). Accretion of related issuance costs and dividends are recorded as a charge against retained earnings, or in the absence of retained earnings by charges against additional paid-in capital until fully depleted, then against the accumulated deficit. We accrete issuance costs and dividends to the earliest redemption date.

Warrants exercisable into convertible preferred stock

        In accounting for preferred stock warrants, we apply the provisions of FASB ASC 480. ASC 480 requires freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable) to be classified as liabilities. We have issued warrants which are exercisable into the Series B convertible preferred stock (see Note 11) in connection with our capital lease arrangements. We have determined that the preferred stock warrants contain puttable features as a result of the redemption provisions and deemed liquidation preferences upon a change-in-control. Accordingly, the warrants have been recorded as a non-current liability and are carried at their fair

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

value at date of issuance with decreases or increases in fair value at each reporting date recorded as other income or expense. The warrants are exercisable either through cash payment of the exercise price or through net-share settlement at the option of the holder.

Net income (loss) per share attributable to common stockholders

        Basic net income (loss) per share attributable to common stockholders is calculated by dividing income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, common stock warrants, Series B convertible preferred stock warrants and the convertible preferred stock were exercised or converted into common stock. The Series A, Series A-2, Series B and Series C convertible preferred stockholders are entitled to receive dividends as disclosed in Note 10 and are not contractually obligated to share in our net income (loss) with common stockholders. The common stockholders are not entitled to receive any dividends. Diluted net income (loss) per share of common stock is the same as basic net income (loss) per share of common stock for the years ended December 31, 2008 and 2009, since the effects of potentially dilutive securities are anti-dilutive for the periods presented.

Segment and geographical information

        We operate in one reporting unit, one operating and reportable segment; a service provider of mobile Wi-Fi solutions across our managed and operated network and aggregated network for mobile devices such as laptops, smartphones and tablets. This single segment is consistent with the internal organization structure and the manner in which operations are reviewed and managed by our Chief Executive Officer, the chief operating decision maker.

        Revenue is predominately generated and all significant long-lived tangible assets are held in the United States of America. International revenue represents less than five percent of total revenue for the years ended December 31, 2008, 2009 and 2010.

Recent accounting pronouncements

        In December 2010, the FASB issued Accounting Standard Update ("ASU") 2010-29, Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations ("ASU 2010-29"). The amendments in this update affect any public entity that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We believe the adoption of this update may

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

result in increased disclosures, but will not have a material impact on our financial position, results of operations or cash flows.

        In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, which amends ASC 350, Intangibles—Goodwill and Other ("ASU 2010-28"). ASU 2010-28 requires entities that have a reporting unit with a negative carrying value to assess whether qualitative factors indicate that it is more likely than not that an impairment of goodwill exists, and if an entity concludes that it is more likely than not that an impairment exists, the entity must measure the goodwill impairment. This update is effective January 1, 2011 for us and we currently have no negative carrying amount as of December 31, 2010 for purposes of the annual goodwill impairment test.

        In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ("ASU 2010-20"). ASU 2010-20 is an update of FASB ASC 310, Receivables. This update requires enhanced disclosures on a disaggregated basis about:

  •
  The nature of the credit risk inherent in the portfolio of financing receivables;

  •
  How that risk is analyzed and assessed in arriving at the allowance for credit losses; and

  •
  The changes and reasons for those changes in the allowance for credit losses.

        The disclosures required in accordance with ASU 2010-20 as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2011. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance on disclosures did not have a significant impact on our financial position, results of operations, cash flows or disclosures with regard to financing receivables.

        In January 2010, the FASB issued ASU 2010-02, Consolidation, Topic 810, Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification. Pursuant to the transition provisions, we adopted this new guidance on January 1, 2009 via retrospective application of the presentation and disclosure requirements. Non-controlling interests of $201, $197 and $197 at January 1, 2008, 2009 and 2010 were reclassified from the liabilities section to the equity section in the consolidated balance sheets. As a result of the adoption of this guidance, we reclassified the portion of the minority interest relating to common stock to stockholders' equity during 2009. The components of the minority interest are referred to as a "non-controlling interest" in the consolidated financial statements. The provisions of the standard were applied to all non-controlling interests prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. The adoption of this amendment did not have a material effect on our financial position, results of operations or cash flows.

        In January 2010, the FASB issued ASC 820 with amended guidance and issued a clarification with regard to disclosure requirements about fair market value measurement. A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, for measurements utilizing significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. We adopted this guidance beginning on January 1, 2010.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

2. Summary of significant accounting policies (Continued)

The adoption of this amendment did not have a material effect on our financial position, results of operations or cash flows.

        In October 2009, the FASB issued ASU 2009-14, Software-Topic 985-Certain Revenue Arrangements That Include Software Elements. This guidance amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product's essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. The new accounting guidance is effective for us on January 1, 2011, and may be applied prospectively for new or materially modified arrangements. Early adoption is permitted. We do not expect the adoption of this guidance will have a material impact on our financial position, results of operations or cash flows.

        In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 amends and replaces the criteria for separating consideration in multiple-deliverable arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on vendor specific objective evidence ("VSOE") of fair value if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third-party evidence is available. ASU 2009-13 also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted for fiscal years beginning January 1, 2010. We are currently in the process of determining whether ASU 2009-13 will have a significant impact on our financial position, results of operations or cash flows.

        In April 2009 and December 2007, the FASB issued guidance in ASC 805, Business Combinations, addressing the recognition and accounting for identifiable assets acquired, liabilities assumed, and non-controlling interests in business combinations. We adopted the business combination provisions in September 2009. Adoption did not have a material impact on our financial position, results of operations, or cash flows.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

3. Cash and cash equivalents and marketable securities

        Cash and cash equivalents, and marketable securities consisted of the following:

	December 31,
	2009	2010
Cash and cash equivalents:
Cash	$12,108	$10,931
Money market accounts	8,281	14,790
Corporate securities	2,240	—

Total cash and cash equivalents	$22,629	$25,721

Short-term marketable securities—available-for-sale:
United States government securities	$—	$9,373

Total short-term marketable securities	$—	$9,373

        All contractual maturities of U.S. government marketable securities are less than one year at December 31, 2010 and are fully guaranteed. Corporate securities classified as cash and cash equivalents have maturities of three months or less. Corporate securities include commercial paper, rated A1/P1 or better, corporate debt instruments including medium term notes and floating rate notes issued by foreign or domestic corporations which pay in U.S. dollars and carry a rating of A or better. For the years ended December 31, 2008, 2009 and 2010, interest income was $311, $53 and $31, respectively, which is included in interest and other income (expense), net in the accompanying consolidated statements of operations.

4. Accounts receivables, net and other receivables

        Accounts receivable, net of allowances for doubtful accounts and other receivables consisted of the following:

	December 31,
	2009	2010
Trade receivables, net of allowances	$5,940	$7,830
Unbilled advertising receivables	—	116

Current receivables, net	$5,940	$7,946

Unbilled platform service arrangements, current	$—	$49

Unbilled access fees	$2,226	$2,190
Unbilled platform service arrangements	1,440	30

Non-current other receivables	$3,666	$2,220

        Unbilled advertising receivables are included in accounts receivable, net in the accompanying consolidated balance sheets. Unbilled access fees receivables are included in non-current other assets and unbilled platform service arrangements are included in current and non-current other assets in the accompanying consolidated balance sheets. Access fees are recorded under long-term contracts with our wholesale partners and escalate on an annual basis from which we receive fixed contractual payments

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

4. Accounts receivables, net and other receivables (Continued)

and recognize revenue ratably over the term of the contracts. The $2,190 in unbilled access fees due under these contracts at December 31, 2010 are expected to be billed and collected through 2014. The $165 in current unbilled platform service arrangements and advertising fees at December 31, 2010 are expected to be billed and collected by 2011.

        Included in accounts receivables, net for the periods indicated was the allowance for doubtful accounts which consisted of the following:

Allowance for Doubtful Accounts
Balance, December 31, 2007	$44
Additions charged to operations	191
Deductions from reserves, net	25

Balance, December 31, 2008	260
Additions charged to operations	357
Deductions from reserves, net	—

Balance, December 31, 2009	617
Additions charged to operations	44
Deductions from reserves, net	(554)

Balance, December 31, 2010	$107

5. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consisted of the following:

	December 31,
	2009	2010
Salaries and wages	$3,027	$3,579
Revenue share	2,980	3,879
Accrued taxes	686	395
Deferred rent	920	738
Accrued for construction in progress	371	2,523
Amounts due to non-controlling interests	314	462
Other	2,143	1,955

Total accrued expenses and other liabilities	$10,441	$13,531

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

6. Property and equipment

        Property and equipment consisted of the following:

	December 31,
	2009	2010
Leasehold improvements	$37,687	$45,187
Construction in progress	4,905	9,098
Computer equipment	4,218	5,112
Software	3,419	4,303
Office equipment	283	289

Total property and equipment	50,512	63,989
Less: accumulated depreciation and amortization	(20,454)	(27,965)

Total property and equipment, net	$30,058	$36,024

        Included in property and equipment at December 31, 2009 and 2010 was software and equipment acquired under capital leases totaling $2,185 and $1,849 and related accumulated depreciation and amortization of $2,095 and $1,789, respectively.

        Depreciation and amortization expense is allocated as follows on the accompanying consolidated statements of operations:

	For the Years Ended December 31,
	2008	2009	2010
Network access	$3,374	$4,176	$4,392
Network operations	1,428	1,058	1,747
Development and technology	814	1,148	1,024
Selling and marketing	27	17	18
General and administrative	168	259	330

Total depreciation and amortization of property and equipment	$5,811	$6,658	$7,511

7. Business acquisitions

        In November 2008 we acquired Opti-Fi, an operator of wireless networks at various locations throughout North America. The acquisition expanded our business to 25 additional airports in North America and the Washington State Ferries. We paid $450 in cash, purchased assets of $171 and assumed liabilities of $171. In addition, we agreed to contractual payments based upon a percentage of future revenue over the next three years from the acquisition date. The revenue contingency is accrued and expensed as incurred, and the expense is included as amortization of intangible assets on the accompanying consolidated statement of operations for the years ended December 31, 2009 and 2010.

        The acquisition of Opti-Fi was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") 141, Business Combinations ("SFAS 141") because the acquisition occurred before the adoption of ASC 805 on January 1, 2009. No amounts were attributable to goodwill because the excess purchase price was allocated to the acquired venue contracts intangible

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

7. Business acquisitions (Continued)

assets. The contingent purchase price consideration consisted of the payment to the seller of 20% of the recurring revenues generated from the venue contracts over a period of 36 months from the date of acquisition. The revenue contingency is resolved as the Company generates revenues from the venue contracts over the specified 36 month period from the date of the acquisition.

        We recorded no goodwill upon the acquisition of Opti-Fi as the fair value of acquired assets at the acquisition date exceeded the consideration paid. We purchased Opti-Fi to obtain the rights to operate and maintain their venue contracts at various locations throughout North America. Therefore, we have allocated the excess purchase price over cost to intangible assets.

        The results of operations for Opti-Fi were insignificant for the period November 1, 2008 through December 31, 2008, 2009 and 2010. The amortization of the acquired intangibles during this period was $67, $416 and $436 for 2008, 2009 and 2010, respectively.

        We recorded the following assets and liabilities based on the estimated fair values at the date of acquisition:

Opti-Fi
Purchase price in cash	$450
Working capital settlement	62
Other acquisition costs	61

Initial intangible asset acquired	$573

Cash and cash equivalents	$38
Accounts receivable	125
Prepaid expenses and other current assets	8

Total assets acquired	$171

Accounts payable	$4
Accrued expenses and other liabilities	166
Deferred revenue	1

Total liabilities assumed	$171

        The final purchase price will be based on the initial acquisition costs, plus the working capital settlement, plus the total of all revenue contingency payments made, and such payments will continue until October 31, 2011. During 2008, 2009 and 2010, we paid approximately $34, $231 and $241 in revenue contingency payments.

8. Goodwill and other intangible assets

Acquired assets

        On September 17, 2007, we acquired certain venue contracts from a telecom operator (the "seller") for a preliminary purchase price consideration of $5,226 which provided us the right to manage, operate and provide Wi-Fi services at eight domestic airports and at one non-exclusive airport. The assets purchased did not constitute a business and, as such, the purchase price has been allocated to the fair value of intangible assets acquired and liabilities assumed, principally the venue access

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

8. Goodwill and other intangible assets (Continued)

agreements at six airports. The asset purchase allows us to continue to expand our retail brand and drive customer acquisition at these additional airports. Of the purchase price, $2,613 was paid in cash and $2,613 in the form of service usage credits, which provide the seller the right to access our Wi-Fi network for up to 5 years from the date of acquisition. In January 2008, $700 additional consideration was agreed upon under execution of the contract, of which $350 was paid in cash in 2009 and $350 was for additional service usage credits. In connection with the purchase of the venue contracts, we entered into a Network Roaming Agreement to provide the seller the right to allow its customers to access our Wi-Fi network for up to five years. As partial consideration for the acquired assets, we issued the seller service usage credits in the amount of $2,963 to be used to offset fees incurred as contemplated in the Network Roaming Agreement. The service usage credits were based upon the fair value of our services provided to third parties. The Network Roaming Agreement provides the seller with unlimited rights for its customers to access our Wi-Fi network within the terms of the agreement, with service usage credits to be fully consumed once usage from seller's customers reach $2,963 in value or five years has elapsed, whichever comes first. To date the usage from the seller's customers on Wi-Fi network has not been significant. These credits are consumed in lieu of making cash payments to us when the seller's customers use our network over the five-year period.

        The service usage credits are an offset to network access costs and are not considered revenue. Service usage credits are recognized ratably over the remaining term of the service arrangement once the earnings process commences. Amounts recognized for service usage credits for the years ended December 31, 2009 and 2010 amounted to approximately $634 and $846, respectively. We commenced ratable recognition of the service usage credits in April 2009 upon the expiration of the indemnification obligations under the contract. On June 20, 2008, we acquired an additional contract for two more airports from the seller for cash consideration of $900.

        At December 31, 2009 and 2010, we had service usage credits of $846 included in accrued expenses and other liabilities and $1,480 and $634, respectively; in non-current other liabilities in the accompanying consolidated balance sheets. The intangible assets are being amortized over the respective remaining contractual lives for each airport contract, which range between 9 and 34 months. Amortization expense amounted to $3,907, $1,635 and $425 for the years ended December 31, 2008, 2009 and 2010, respectively.

        There was a $99 patent placed in service during 2009 of which $2 and $8 was amortized during the years ended December 31, 2009 and 2010, respectively.

        The changes in carrying amount of goodwill and other intangible assets for the year ended December 31, 2009 are as follows:

	Balance as of January 1, 2009	Additions	Amortization	Balance as of December 31, 2009
Goodwill	$25,512	$—	$—	$25,512
Intangible assets subject to amortization	16,805	277	(3,848)	13,234

Total	$42,317	$277	$(3,848)	$38,746

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

8. Goodwill and other intangible assets (Continued)

        Other intangible assets at December 31, 2009 consist of the following:

	Weighted Average Amortization	Historical Cost	Accumulated Amortization	Net
Venue contracts	11 years	$26,006	$(12,833)	$13,173
Kiosks	4 years	500	(439)	61
Non-compete	1 year	200	(200)	—
Trade name	2 years	300	(300)	—

Total		$27,006	$(13,772)	$13,234

        The changes in carrying amount of goodwill and other intangible assets for the year ended December 31, 2010 are as follows:

	Balance as of January 1, 2010	Additions	Amortization	Balance as of December 31, 2010
Goodwill	$25,512	$—	$—	$25,512
Intangible assets subject to amortization	13,234	241	(2,483)	10,992

Total	$38,746	$241	$(2,483)	$36,504

        Other intangible assets at December 31, 2010 consist of the following:

	Weighted Average Amortization	Historical Cost	Accumulated Amortization	Net
Venue contracts	11 years	$26,247	$(15,255)	$10,992
Kiosks	4 years	500	(500)	—
Trade name	2 years	300	(300)	—

Total		$27,047	$(16,055)	$10,992

        Amortization expense for fiscal years 2011 through 2015 and thereafter is as follows:

Year	Amortization Expense
2011	$1,481
2012	888
2013	888
2014	843
2015 and thereafter	6,892

$10,992

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

9. Fair value measurement

        The following table sets forth our financial assets and financial liabilities that are measured at fair value on a recurring basis:

At December 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$22,629	$—	$—	$22,629
Restricted cash	1,967	—	—	1,967

Total assets	$24,596	$—	$—	$24,596

Liabilities:
Preferred stock warrants	$—	$—	$72	$72

Total liabilities	$—	$—	$72	$72

At December 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$25,721	$—	$—	$25,721
Marketable securities	9,373	—	—	9,373
Restricted cash	1,001	—	—	1,001

Total assets	$36,095	$—	$—	$36,095

Liabilities:
Preferred stock warrants	$—	$—	$140	$140

Total liabilities	$—	$—	$140	$140

        At December 31, 2009 and 2010, our Level 3 financial liabilities, accounted for at fair value on a recurring basis, consisted of warrants to purchase shares of our Series B convertible preferred stock, which are reflected at fair value in other liabilities on the consolidated balance sheets at December 31, 2009 and 2010. The following table summarizes the changes in this financial instrument for those periods:

	Fair Value at January 1, 2009	Change in Fair Value	Issuances	Fair Value at December 31, 2009
Warrants to purchase Series B convertible preferred stock	$26	$46	$—	$72

	Fair Value at January 1, 2010	Change in Fair Value	Issuances	Fair Value at December 31, 2010
Warrants to purchase Series B convertible preferred stock	$72	$68	$—	$140

        We determined the fair value of the Series B convertible preferred stock warrants using the Black-Scholes option pricing model. The change in fair value of the preferred stock warrants is included in interest and other income (expense), net on the accompanying consolidated statements of operations.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

10. Convertible preferred stock

        We have financed our operations, in part, through the issuance of convertible preferred stock.

        In June 2001, we raised $5,000 of bridge financing through the issuance of convertible promissory notes. The notes accrued interest of 3% per month. In July 2001, we raised total proceeds of $9,944, net of issuance costs of $56, through the issuance of 16,667 shares of Series A convertible preferred stock, and converted the principal portion of the convertible promissory notes and interest of $158 on the convertible promissory notes through the issuance of 8,596 shares of Series A convertible preferred stock at $0.60 per share.

        In February 2002, we issued 5,525 shares of Series A-2 convertible preferred stock for total proceeds of $4,734, net of acquisition costs of $16 at $0.86 per share.

        In September and December 2003, we issued 17,167 shares of Series B convertible preferred stock for total proceeds of $10,226, net of issuance costs of $74 at $0.60 per share.

        From June through September 2006, we issued 54,916 shares of Series C convertible preferred stock for proceeds of $63,438, net of issuance costs of $1,912 at $1.19 per share.

Conversion

        Each share of Series A, Series A-2, Series B and Series C convertible preferred stock is immediately convertible, at the holder's option, into shares of common stock based on the formula of the issuance price divided by the conversion price. The conversion price is $0.60 for Series A and B convertible preferred stock, $0.805214587 for Series A-2 convertible preferred stock and $0.99167 for Series C convertible preferred stock. Each share of Series A and Series B convertible preferred stock is convertible into one share of common stock. Series A-2 convertible preferred stock is convertible into shares of common stock as obtained by multiplying the number of shares of the convertible stock by $0.86 and dividing the result by the conversion price of $0.805214587 per share, which approximates a 1 for 1.07 shares of common stock conversion rate. Series C convertible preferred stock is convertible into shares of common stock as obtained by multiplying the number of shares of the convertible stock by $1.19 and dividing the result by the conversion price of $0.99167 per share, which approximates a 1 for 1.2 shares of common stock conversion rate. Conversion of each share of Series A, Series A-2, Series B and Series C convertible preferred stock is automatic upon the completion of a qualified offering.

Voting rights

        The holders of the Series A, Series A-2, Series B and Series C convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred share is entitled to the number of votes equal to the number of shares of common stock into which such preferred share is convertible at the time of such vote.

Dividends

        The holders of the Series A, Series A-2, Series B and Series C convertible preferred stock are entitled to receive cumulative dividends, whether or not earned or declared, out of funds legally available therefore, at the rate of $0.03 per share per annum for the Series A and Series B convertible preferred stock, $0.043 for the Series A-2 convertible preferred stock and $0.0595 for the Series C

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

10. Convertible preferred stock (Continued)

convertible preferred stock (the "accruing dividends"). Accruing dividends accrue on each share of convertible preferred stock from the date of issuance until the earlier of (i) a liquidation, dissolution or winding up of the company, including an acquisition, consolidation or merger, or the sale of all or substantially all of the assets of the company (a "liquidation event") and (ii) the date of redemption. The Series C convertible preferred stock has been redeemable since June 26, 2010, however the stockholders have not yet elected to redeem their shares, thus we continue to accrue dividends at $0.0595 per share. We accrued dividends of $4,778 for each of the years ended December 31, 2008, 2009 and 2010, which are accreted in the respective carrying values of the convertible preferred stock.

Liquidation preference

        Upon a liquidation event, the Series C convertible preferred stockholders shall be entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series C convertible preferred stock, to be paid an amount equal to $1.19 per share, plus in the case of each share, an amount equal to all accruing dividends unpaid thereon and other dividends declared but unpaid thereon. If our assets available for distribution are insufficient to pay the Series C convertible preferred stockholders their full liquidation preference, then our entire assets to be so distributed shall be distributed ratably among the Series C convertible preferred stockholders based on the full amount of the liquidation preference to which they would otherwise be entitled.

        After the Series C convertible preferred stockholders have been paid in full, the Series B convertible preferred stockholders shall be entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series B convertible preferred stock, to be paid an amount equal to $0.60 per share, plus in the case of each share, an amount equal to all accruing dividends unpaid thereon and other dividends declared but unpaid thereon. If our remaining assets available for distribution are insufficient to pay the Series B convertible preferred stockholders their full liquidation preference, then our entire assets to be so distributed shall be distributed ratably among the Series B convertible preferred stockholders based on the full amount of the liquidation preference to which they would otherwise be entitled.

        After the Series B convertible preferred stockholders have been paid in full, the of Series A and A-2 convertible preferred stockholders shall be entitled, before any distribution or payment is made upon any stock ranking on liquidation junior to the Series A and A-2 convertible preferred stock, to be paid an amount equal to $0.60 and $0.86 per share, respectively, plus in the case of each share, an amount equal to all accruing dividends unpaid thereon and other dividends declared but unpaid thereon. If our remaining assets available for distribution are insufficient to pay the Series A and A-2 convertible preferred stockholders their full liquidation preference, then our entire assets to be so distributed shall be distributed ratably among the Series A and A-2 convertible preferred stockholders based on the full amount of the liquidation preference to which they would otherwise be entitled.

        After the Series A and A-2 convertible preferred stockholders have been paid in full, our remaining assets available for distribution shall be distributed ratably among all stockholders based on the number of shares held by each, on an as converted to common stock basis; provided however, that the total distribution to the Series C, Series B, Series A and Series A-2 convertible preferred stockholders in connection with the liquidation event shall not exceed $2.38, $1.20, $1.20 and $1.72 per

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

10. Convertible preferred stock (Continued)

share, respectively, unless such convertible preferred stockholders elect to convert their convertible preferred stock into common stock.

Redemption

        All of the outstanding shares of Series A, Series A-2 and Series B convertible preferred stock shall be redeemed, with the prior written consent of the holders of at least 70% of the outstanding Series C convertible preferred stock, at the written request of holders of a majority of the outstanding Series A, Series A-2, Series B and Series C convertible preferred stock. All of the outstanding shares of Series C convertible preferred stock shall be redeemed at the written request of holders of at least 70% of the outstanding Series C convertible preferred stock.

        Upon receiving a written request for redemption (a "redemption election") for Series C convertible preferred stock at any time on or after June 26, 2010, we shall redeem all outstanding shares of the Series C convertible preferred stock by paying in cash an amount equal to $1.19 per share, plus an amount equal to all accruing dividends unpaid thereon and other dividends declared but unpaid thereon.

        Upon receiving a redemption election for Series A, Series A-2 and Series B convertible preferred stock at any time on or after June 26, 2011, we shall redeem all outstanding shares of the Series A, Series A-2 and Series B convertible preferred stock by paying in cash an amount equal to $0.60, $0.86 and $0.60 per share, respectively, plus an amount equal to all accruing dividends unpaid thereon and other dividends declared but unpaid thereon. We may elect to redeem the Series A, Series A-2 and Series B convertible preferred stock in three equal installments on the first date such redemption is required and on each of the next two anniversary dates.

        Accretion of accruing dividends and issuance costs related to the convertible preferred stock through the earliest respective redemption dates for the fiscal years 2010 through 2011 is $3,386 and $755, respectively. However, the Series C convertible preferred stockholders have not elected to redeem their shares, thus we continue to accrete the state of dividends at $0.0595 per share per annum.

        If we do not have sufficient funds legally available to redeem all shares of Series A, Series A-2, Series B and Series C convertible preferred stock to be redeemed at a redemption date, then we shall first redeem the Series C convertible preferred stock ratably to the extent funds are legally available for redemption, until all shares are redeemed. After all shares of Series C convertible preferred stock that have been requested to be redeemed are redeemed, the holders of the remaining shares of convertible preferred stock shall share ratably in any funds legally available for redemption of such shares according to the respective amounts payable if the full number of shares to be redeemed were redeemed.

        The conversion options, payments of liquidation preference and redemption elections are considered contingent events that are not solely within our control, therefore we have presented our convertible preferred stock as temporary equity in the mezzanine section of the consolidated balance sheets for the years presented.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

11. Common stock

Reserve for unissued shares

        At December 31, 2009 and 2010, we are authorized to issue up to 174,500 shares of common stock. We are required to reserve and keep available out of our authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and the exercise of all outstanding common stock warrants, plus shares granted and available for grant under our stock option plan.

        The amount of such shares of common stock reserved for these purposes is as follows:

	Number of Shares
	2009	2010
Conversion of Series C convertible preferred stock	65,898	65,898
Outstanding stock options	26,407	26,438
Conversion of Series A convertible preferred stock	25,263	25,263
Conversion of Series B convertible preferred stock	17,167	17,167
Conversion of Series A-2 convertible preferred stock	5,901	5,901
Additional shares available for grant under the company's stock option plan	1,091	1,048
Outstanding common stock warrants	132	132
Outstanding Series B preferred stock warrants	130	130

Total	141,989	141,977

Note receivable from stockholder

        During 2002, we granted 1,450 shares of restricted common stock to an officer at the deemed fair value of $0.06 per share in exchange for cash proceeds of $9 and issuance of a partial recourse note (the "note") of $78 payable with an interest rate equal to the applicable federal rate. Principal and interest on the note are payable to the extent accrued and unpaid on the earlier of January 30, 2008, the maturity date of the note, or in the event of employment termination, within 30 days of the termination date. We have not called the note at December 31, 2010. The underlying common stock is no longer subject to restriction and the note is classified as contra equity on our consolidated balance sheets in accordance with guidance provided by FASB ASC 505, Equity. During the years ended December 31, 2008, 2009 and 2010, the interest accrued on the note from the officer was $4, $3 and $0, respectively, and is included in interest and other income (expense), net in the accompanying consolidated statements of operations. At December 31, 2009 and 2010, the principal and interest outstanding on the note is $103. See Note 19 relating to the forgiveness of the note subsequent to December 31, 2010.

Treasury stock

        In connection with the acquisition of Concourse on June 27, 2006, we entered into a restricted common stock agreement with the sellers and issued 6,283 shares of our common stock. The agreement contained a restriction, which prohibited the sellers from selling or transferring the shares for a period of six months subsequent to our completion of an initial public offering. The agreement also contained a put option which allowed the sellers to redeem the common stock for a fixed cash consideration of

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

11. Common stock (Continued)

$5,000 at any time between the second and third anniversaries from the date of acquisition. At the date of acquisition, the redeemable common stock was valued at $4,518 and was classified as temporary equity in the mezzanine section of the consolidated balance sheets.

        On October 31, 2007, the sellers tendered the shares in an early redemption for $4,575. Immediately before the redemption, the residual carrying value of the redeemable common stock was $4,834. The carrying value included accretion of $200 for the period ended October 31, 2007 and total accretion of $316 from the acquisition date. Immediately after the redemption, the extinguishment of the redemption right required the common stock to be reclassified to permanent equity and the repurchased shares were recorded as treasury stock in the accompanying consolidated balance sheets, resulting in a net equity gain of $259.

12. Warrants

Preferred stock warrants

        At December 31, 2010, we have two warrants outstanding to purchase an aggregate of 130 shares of Series B convertible preferred stock (the "Series B Warrants"). The Series B Warrants have a weighted average exercise price of $0.60 per share and expire upon the earlier of: (i) immediately prior to the closing of the first underwritten public offering of our common stock registered with the SEC; (ii) a change in control event; or (iii) upon their contractual term. The Series B Warrants have a weighted average remaining contractual term of one year at December 31, 2010. These Series B Warrants were issued to certain lease financiers in connection with prior year capital leases.

        The Series B Warrants were classified as liabilities in accordance with FASB ASC 480-10-25. We account for the Series B Warrants on a variable basis and recorded additional other income or expense for changes in the estimated fair value at the end of each reporting period until the warrants were exercised. The estimated fair value of the Series B Warrants at December 31, 2009 and 2010 was $72 and $140, respectively, and is included in other liabilities in the accompanying consolidated balance sheets. During the years ended December 31, 2008, we recorded income of $12 and during the years ended December 31, 2009 and 2010, we recorded expense of $46 and $68, respectively, for the changes in fair value to interest and other income (expense), net in the accompanying consolidated statements of operations.

Common stock warrants

        In March 2009, warrants to purchase an aggregate of 355 shares of common stock were exercised at a weighted average exercise price of $0.01 per share.

        At December 31, 2009 and 2010, there were outstanding warrants to purchase 132 shares of common stock, with a weighted average exercise price of $0.01 per share. The common stock warrants have a weighted average remaining contractual term of 1.4 years at December 31, 2010.

        In March and August 2007, we issued warrants to purchase 132 shares of common stock to a lease financier in connection with various capital leases for equipment. The common stock warrants are immediately exercisable upon their respective issuance dates. The estimated fair value of the common stock warrants on their respective grant dates totaled $14, which was immediately expensed to interest

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

12. Warrants (Continued)

and other income (expense), net in the accompanying consolidated statements of operations during the year ended December 31, 2007.

13. Income taxes

        On January 1, 2007, we adopted ASC 740. There was no cumulative effect recorded as a charge to retained earnings from the adoption of FIN 48.

        The income taxes by jurisdiction consist of the following for the years ended December 31:

	2009	2010
U.S. Federal:
Current	$63	$192
Deferred	—	(10,269)

Total U.S. Federal	63	(10,077)
U.S. state and local:
Current	643	1,014
Deferred	—	—

Total U.S. state and local	$643	$1,014

        Income taxes differ from the amounts computed by applying the U.S. federal income tax rate to pretax income (loss) before income taxes as a result of the following for the years ended December 31:

	2009	2010
Federal statutory rate	34.0%	34.0%
State and local	32.8	7.8
Stock options	14.5	4.1
Non-controlling interests	(7.5)	(2.6)
Valuation allowance	(40.7)	(171.0)
Other	0.1	2.1

Income taxes.	33.2%	(125.6)%

        In 2010, we established a foreign subsidiary in the United Kingdom, which has generated losses resulting in a $400 deferred tax asset with a corresponding valuation allowance.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

13. Income taxes (Continued)

        Deferred income tax reflects the tax effects of temporary differences that gave rise to significant portions of our deferred tax assets and liabilities and consisted of the following at December 31:

	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$12,853	$9,109
Outside basis differences for U.S. partnerships	1,128	2,237
Intangible assets	719	—
Deferred revenue	642	787
Deferred compensation	341	354
Property and equipment	337	382
State taxes	212	316
Other	94	310
GST reserve	—	64
Allowance for bad debt	84	2

	16,410	13,561
Valuation allowance	(15,308)	(2,965)

Net deferred tax assets	1,102	10,596
Deferred tax liabilities:
Intangible assets	—	(327)
State taxes	(1,102)	—

Net deferred tax liabilities	(1,102)	(327)

Net deferred taxes	$—	$10,269

        At December 31, 2010, we recorded a $10,269 release to the valuation allowance on our U.S. federal net deferred tax assets due to changes in our expectations regarding our ability to realize these deferred tax assets. This resulted from a determination that it was more likely than not that the U.S. federal net deferred tax assets would be realized. In reaching this determination, we have evaluated all significant available positive and negative evidence including, but not limited to, our three year cumulative results, trends in our business, expected future results and the character, amount and expiration periods of our net deferred tax assets. The underlying assumptions we used in forecasting future income required significant judgement and took into account our recent performance. For the state net deferred tax assets, we concluded that it is more likely than not that they will not be realized taking into the available positive and negative evidence noted above and additional negative evidence related to the apportionment of income and losses to various jurisdictions and the shorter expiration periods for certain of these tax attributes compared to the federal net deferred tax assets. For the years ended December 31, 2009 and 2010, the valuation allowance increased by $244 and decreased by $12,243, respectively.

        As of December 31, 2009 and 2010, we had federal net operating loss carryforwards of approximately $29,387 and $19,806, respectively, and state net operating loss carryforwards of approximately $33,751 and $33,574, respectively. At December 31, 2010, we had foreign net operating loss carryforwards of $1,334. The federal net operating loss carryforwards will begin to expire in 2021,

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

13. Income taxes (Continued)

and our foreign net operating loss carryforwards have an indefinite life. Our state net operating loss carryforwards are principally related to California net operating losses for which the ability to utilize has been suspended for several years and will begin to expire in 2013. Our ability to utilize certain of our net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.

        We recognized interest and penalties related to income tax matters in income taxes which were not material during the years ended December 31, 2008, 2009, and 2010.

        The adoption of ASC 740 guidance required us to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities. We have no significant uncertain tax positions for the years ended December 31, 2008, 2009 and 2010.

        Our annual income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment. Our judgments, assumptions and estimates relative to current income taxes take into account current tax laws, their interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We operate within federal, state and international taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve.

        We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, there was no accrued interest or penalties.

        The following table sets forth the changes in the valuation allowance, for all periods presented:

Valuation Allowance
Balance, December 31, 2007	$13,659
Additions charged to operations	1,405

Balance, December 31, 2008	15,064
Additions charged to operations	244

Balance, December 31, 2009	15,308
Additions charged to operations	400
Decrease credited to operations	12,743

Balance, December 31, 2010	$2,965

14. Commitments and contingencies

Capital and operating leases

        We lease space in managed and operated locations, primarily airports, under exclusive long-term, non-cancellable contracts to provide wireless services and access. Minimum rent expense is recorded on a straight-line basis over the term of the lease. Rent expense for our leases from governmental

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

14. Commitments and contingencies (Continued)

authorities for the periods ended December 31, 2008, 2009 and 2010 was $9,736, $10,136 and $12,827, respectively.

        We lease equipment, primarily data communication equipment and database software under non-cancellable capital leases that expire by October 2011. The leases are collateralized by the equipment under the lease. Interest expense associated with the capital leases for the periods ended December 31, 2008, 2009 and 2010 was $84, $57 and $30, respectively. Of the 2007 interest expense, $14 was related to the common stock warrants issued in connection with various capital leases (see Note 11). We also lease office space under non-cancellable operating leases. Rent expense for our leases of office facilities for the years ended December 31, 2008, 2009 and 2010 was $1,329, $1,319 and $1,325, respectively. Included in rent expense for the year ended December 31, 2010 was sublease income of $32.

        In September 2007, we entered into a lease for approximately 25 thousand square feet of office space in the Westwood area of Los Angeles, California. The lease term is from November 1, 2007 through October 31, 2012. The annual rent payments will escalate over the term of the lease from $1,205 to $1,437.

        In November 2009, we entered into a capital lease agreement to purchase certain software licenses and support. The total amount financed was $720. The lease term is from January 1, 2010 to October 1, 2011. The annual lease payments are $373.

        In July 2010, we extended our New York office lease of approximately 2 thousand square feet in Lake Success, New York. The new lease term is from August 1, 2010 to November 30, 2013. The annual rent payments will escalate over the term of the lease from $50 to $54.

        Future minimum lease obligations under the non-cancellable operating and capital leases at December 31, 2010 are as follows:

Years ended December 31,	Capital Leases	Operating Leases and Airport Guarantees
2011	$431	$7,751
2012	—	7,259
2013	—	4,809
2014	—	3,149
2015	—	3,100
Thereafter	—	28,414

Minimum lease payments	431	$54,482

Less: imputed interest	(11)

Present value of minimum lease payments	$420

Current portion	$420

Non-current portion	$—

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

14. Commitments and contingencies (Continued)

Litigation

        From time to time, we may be subject to claims arising out of the operations in the normal course of business. We are not a party to any such other litigation that we believe would have a material adverse effect on our business, financial position, results of operations or cash flows.

Indemnification

        Indemnification provisions in our third-party service provider agreements provide that we will indemnify, hold harmless, and reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third party as a result of our website, advertising, marketing, payment processing, collection or customer service activities. The maximum potential amount of future payments we could be required to make under these indemnification provisions is undeterminable. We have never paid a claim, nor have we been sued in connection with these indemnification provisions. At December 31, 2010, we have not accrued a liability for these guarantees, because the likelihood of incurring a payment obligation in connection with these guarantees is not probable.

Employment contracts

        We have entered into employment contracts with two of our officers. These contracts generally provide for severance benefits, including salary continuation, if employment is terminated by us for substantial cause or by the officer for convenience. In addition, in order to assure that the CEO would continue to provide independent leadership consistent with our best interests in the event of an actual or threatened change in control, the contract also generally provides for certain protections in the event of such a change in control. These protections include the payment of certain severance benefits, including salary continuation, upon the termination of employment following a change in control.

15. Stock incentive plan

        In June 2001, the board of directors and stockholders approved the 2001 Stock Incentive Plan (the "Plan"). On August 21, 2007 we amended the Plan and increased it to provide for the direct sale of shares of restricted stock and the grant of options to purchase up to a maximum of 31,921 shares from 26,567 shares of our common stock to employees, officers, consultants and directors. The Plan includes incentive stock options ("ISOs") and non-statutory stock options ("NSOs"). The Plan provides for options to be priced generally at not less than the fair market value of the shares of our common stock on the date of grant, and for NSOs, the option price shall not be less than 85% of the fair market value of the shares of our common stock on the date of grant. For ISOs and NSOs, the exercise price per share may not be less than 110% and 100%, respectively, of the fair market value of a share of common stock on the grant date for any individual possessing more than 10% of the total combined voting power of all our outstanding stock. The exercise rights of ISOs and NSOs vest at rates determined by the board of directors. Options expire within a period of not more than ten years from the date of grant. An option granted to a person who is a 10% or greater stockholder on the date of grant shall not be exercisable more than five years after the date it is granted. Options typically expire between three and six months after employee termination, depending on the circumstances. At December 31, 2010, there were 1,048 shares available for grant under our stock option plan.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

15. Stock incentive plan (Continued)

        We recognized stock-based compensation expense as follows during the years ended December 31, 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
Network operations	$91	$127	$131
Development and technology	79	84	115
Selling and marketing	121	114	171
General and administrative	375	415	450

Total stock-based compensation	$666	$740	$867

        A summary of the stock option activity under the Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted- Average Remaining Contract Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	21,835	$0.23	8.3	$1,064
Granted	3,617	$0.28	9.2
Exercised	(480)	$0.15	5.7
Cancelled/forfeited	(3,255)	$0.22

Outstanding at December 31, 2008	21,717	$0.24	7.7	$814
Granted	5,319	$0.28	9.7
Exercised	(131)	$0.27	7.2
Cancelled/forfeited	(498)	$0.28

Outstanding at December 31, 2009	26,407	$0.25	7.3	$8,471
Granted	264	$0.57	9.5
Exercised	(12)	$0.18	4.7
Cancelled/forfeited	(221)	$0.29

Outstanding at December 31, 2010	26,438	$0.25	6.3	$38,279

Vested & expected to vest at December 31, 2010	25,988	$0.25	6.3	$37,644
Exercisable at December 31, 2010	20,246	$0.24	5.7	$29,558

        The aggregate intrinsic value in the table above represents the difference between the estimated fair value of our common stock at December 31, 2010 and the option exercise price, multiplied by the number of in-the-money options at December 31, 2010. The intrinsic value changes are based on the estimated fair value of our common stock. To estimate the value of common shares, we determined our business enterprise value using both income and market approaches. We then used a dynamic option model to value the various components of our capital structure taking into consideration the various components including common stock, liquidation rights and preferences of our preferred stock, warrants, and options on common stock and marketability discounts. The total intrinsic value of stock options exercised for the years ended December 31, 2008, 2009 and 2010 was $61, $1 and $3,

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

15. Stock incentive plan (Continued)

respectively. At December 31, 2010, total remaining stock-based compensation expense for unvested awards is $1,727, which is expected to be recognized over a weighted-average period of 3.7 years.

        Stock options to purchase 480, 487 and 12 shares of our common stock were exercised during the years ended December 31, 2008, 2009 and 2010 for cash proceeds of $73, $36 and $2, respectively.

        The weighted-average grant-date fair value of options granted for the years ended December 31, 2008, 2009 and 2010 was $0.18, $0.35 and $0.36, respectively.

        There was no tax benefit realized for the tax deductions from stock options exercised during the years ended December 31 2008, 2009 and 2010.

16. Employee benefit plan

        During 2002, we established a defined contribution savings plan in accordance with Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the IRS requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. Employer contributions of $244 were made to the plan by us in 2009 and 2010.

17. Related party transactions

        We entered into a commercial arrangement with a leading IP infrastructure and managed services provider ("the related party") in 2002 which was amended in 2004 and 2006, whereby we provide our Wi-Fi service offering to the related party on a wholesale basis. The service is then made available to the related party's subscribers under the related party brand. The arrangement was made on an arms-length basis. Our chairman was a member of the board of directors of the related party. The fees paid to us by the related party were $112, $0 and $0 during the years ended December 31, 2008, 2009 and 2010, respectively. There was no revenue from the related party during each of the years ended December 31, 2008, 2009 and 2010.

Boingo Wireless, Inc.
Notes to the Consolidated Financial Statements (Continued)
(In thousands, except per share amounts)

18. Net income (loss) per share attributable to common stockholders:

        The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the periods indicated:

	Years ended December 31,
	2008	2009	2010
Numerator:
Net income (loss) attributable to Boingo Wireless, Inc.	$(5,911)	$1,027	$15,734
Accretion of convertible and redeemable stock	(5,256)	(5,259)	(5,020)

Net income (loss) attributable to common stockholders	$(11,167)	$(4,232)	$10,714

Numerator used for diluted computation	$(11,167)	$(4,232)	$15,734

Denominator Basic:
Weighted average common shares	28,478	29,007	29,172
Denominator Diluted:
Weighted average common shares	28,478	29,007	29,172
Weighted average diluted convertible preferred stock	—	—	114,229
Weighted average diluted options to purchase common stock	—	—	16,018
Weighted average dilutive warrants to purchase common stock	—	—	77

Total Denominator Diluted	28,478	29,007	159,497

Net income (loss) per share attributable to common stockholders:
Basic	$(0.39)	$(0.15)	$0.37
Diluted	$(0.39)	$(0.15)	$0.10

        The following outstanding securities were not included in the computation of diluted net income (loss) per share as the inclusion would have been anti-dilutive for the periods indicated:

	Years ended December 31,
	2008	2009	2010
Convertible preferred stocks	114,229	114,229	—
Options to purchase common stock	21,717	26,407	—
Warrants to purchase common stock	487	132	—

Warrants to purchase Series B convertible preferred stock	130	130	130

Total	136,563	140,898	130

19. Subsequent events:

        Subsequent to December 31, 2010, we granted approximately 510 options for common stock with a weighted average exercise price of $1.70 per share to non executive personnel.

        On January 11, 2011, we forgave the note receivable from one of our officers. The principal and interest outstanding of $103 were expensed as compensation.

        We evaluated subsequent events through March 18, 2011 with respect to the consolidated financial statements for the year ended December 31, 2010, which was commensurate with the date the consolidated financial statements were issued.

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

        The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC Registration fee		$8,708
FINRA filing fee		8,000
NASDAQ Stock Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation to be effective upon the completion of this offering will include provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated bylaws to be effective upon the completion of this offering will provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

  •
  The registrant will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant's board of directors. The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

        Prior to the completion of this offering, the registrant plans to enter into separate indemnification agreements with each of its directors and executive officers that will provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also will provide for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

        These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities

        Since January 1, 2008, we have issued the following securities that were not registered under the Securities Act:

          1.     We granted stock options to purchase 9,747,588 shares of our common stock at exercise prices ranging from $0.28 to $1.70 per share to employees, consultants, directors and other service providers under our Amended and Restated 2001 Stock Incentive Plan.

          2.     We issued and sold an aggregate of 1,015,708 shares of our common stock to employees, consultants, and other service providers for aggregate consideration of approximately $213,903 upon exercises of options granted under our Amended and Restated 2001 Stock Incentive Plan.

        The sale of securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)   Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
2.1	**†	Securities Purchase Agreement, dated May 11, 2006 and as amended on June 23, 2006, by and among the Registrant and Cardinal Growth, L.P., Cardinal-Concourse, L.P. and Joseph Beatty.
3.1	**	Amended and Restated Certificate of Incorporation.
3.2		Form of Amended and Restated Certificate of Incorporation to be effective upon closing.
3.3	**	Bylaws.
3.4		Form of Amended and Restated Bylaws to be effective upon closing.
4.1	*	Form of Common Stock certificate.
4.2	**	Amended and Restated Investor Rights Agreement among the Registrant and certain stockholders, dated June 27, 2006.
5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1		Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers.
10.2	**	Amended and Restated 2001 Stock Plan.
10.3	**	Form of Amended and Restated 2001 Stock Plan Stock Option Agreement.
10.4		2011 Equity Incentive Plan and forms of agreements thereunder.
10.5	*	Offer letter between the Registrant and David Hagan, dated August 23, 2001, and as amended in December 2008.
10.6	*	Offer letter between the Registrant and Edward Zinser dated January 22, 2008 and as amended in December 2008.
10.7	**	2010 Management Incentive Compensation Plan.
10.8	**	Office Lease Agreement, dated April 2007, between CA-10960 Wilshire Limited Partnership and Registrant.
10.9	**†	License Agreement for Wireless Communications Access System, dated November 17, 2005, between City of Chicago and Chicago Concourse Development Group, LLC.
10.9A	**†	Consent to Change in Ownership and Amendment of Agreement, dated June 22, 2006, between City of Chicago and Chicago Concourse Development Group, LLC.
10.10	**†	Telecommunications Network Access Agreement, dated August 26, 1999, between The Port Authority of New York and New Jersey and New York Telecom Partners, LLC.
10.10A	**†	Supplemental Agreement, dated March 28, 2001 between The Port Authority of New York and New Jersey and New York Telecom Partners, LLC.
10.11		Management Incentive Compensation Plan.
21.1		List of subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24.1		Power of Attorney (contained in the signature page to this registration statement).

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b)   Financial Statement Schedules

        All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or the related notes.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          1.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 18th day of March 2011.

BOINGO WIRELESS, INC.
By:	/s/ DAVID HAGAN David Hagan Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to this Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID HAGAN David Hagan	Chief Executive Officer & Director (Principal Executive Officer)	March 18, 2011
/s/ EDWARD ZINSER Edward Zinser	Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2011
* Sky Dayton	Director	March 18, 2011
* Marc Geller	Director	March 18, 2011
* Paul Hsiao	Director	March 18, 2011
* Shigeyuki Toya	Director	March 18, 2011

*By:	/s/ EDWARD ZINSER Attorney-in-Fact

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints David Hagan and Edward Zinser, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ CHARLES BOESENBERG Charles Boesenberg	Director	March 18, 2011

INDEX TO EXHIBITS

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement.
2.1	**†	Securities Purchase Agreement, dated May 11, 2006 and as amended on June 23, 2006, by and among the Registrant and Cardinal Growth, L.P., Cardinal-Concourse, L.P. and Joseph Beatty.
3.1	**	Amended and Restated Certificate of Incorporation.
3.2		Form of Amended and Restated Certificate of Incorporation to be effective upon closing.
3.3	**	Bylaws.
3.4		Form of Amended and Restated Bylaws to be effective upon closing.
4.1	*	Form of Common Stock certificate.
4.2	**	Amended and Restated Investor Rights Agreement among the Registrant and certain stockholders, dated June 27, 2006.
5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
10.1		Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers.
10.2	**	Amended and Restated 2001 Stock Incentive Plan.
10.3	**	Form of Amended and Restated 2001 Stock Plan Stock Option Agreement.
10.4		2011 Equity Incentive Plan and forms of agreements thereunder.
10.5	*	Offer letter between the Registrant and David Hagan, dated August 23, 2001, and as amended in December 2008.
10.6	*	Offer letter between the Registrant and Edward Zinser dated January 22, 2008 and as amended in December 2008.
10.7	**	2010 Management Incentive Compensation Plan.
10.8	**	Office Lease Agreement, dated April 2007, between CA-10960 Wilshire Limited Partnership and Registrant.
10.9	**†	License Agreement for Wireless Communications Access System, dated November 17, 2005, between City of Chicago and Chicago Concourse Development Group, LLC.
10.9A	**†	Consent to Change in Ownership and Amendment of Agreement, dated June 22, 2006, between City of Chicago and Chicago Concourse Development Group, LLC.
10.10	**†	Telecommunications Network Access Agreement, dated August 26, 1999, between The Port Authority of New York and New Jersey and New York Telecom Partners, LLC.
10.10A	**†	Supplemental Agreement, dated March 28, 2001 between The Port Authority of New York and New Jersey and New York Telecom Partners, LLC.
10.11		Management Incentive Compensation Plan.
21.1		List of subsidiaries.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).
24.1		Power of Attorney (contained in the signature page to this registration statement).

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.